IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Financial Statements as of March 31, 2020 and for the nine-month period ended as of that date, presented comparatively

Legal information

Denomination: IRSA Inversiones y Representaciones Sociedad Anónima.

Fiscal year N°: 77, beginning on July 1st, 2019.

Legal address: 108 Bolívar St., 1st floor, Autonomous City of Buenos Aires, Argentina.

Company activity: Real estate investment and development.

Date of registration of the by-laws in the Public Registry of Commerce: June 23, 1943.

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: October 29, 2018.

Expiration of the Company’s by-laws: April 5, 2043.

Registration number with the Superintendence: 213,036.

Capital: 578,676,460 shares.

Common Stock subscribed, issued and paid up nominal value (in millions of Ps.): 579.

Parent Company: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
(Cresud S.A.C.I.F. y A.).

Legal Address: 877 Moreno St., 23rd. floor, Autonomous City of Buenos Aires, Argentina.

Main activity: Real estate, agricultural, commercial and financial activities.

Direct and indirect interest of the Parent Company on the capital stock: 359,102,219 common shares.

Percentage of votes of the Parent Company (direct and indirect interest) on the shareholders’ equity: 62.34% (1).

Type of stock	CAPITAL STATUS
	Shares authorized for Public Offering (2)	Subscribed, issued and paid up nominal value (in millions of Pesos)
Common stock with a face value of Ps. 1 per share and entitled to 1 vote each	578,676,460	579

(1) For computation purposes, treasury shares have been subtracted.
(2) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

Glossary

The following are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group´s Financial Statements.

Terms	Definitions
BACS	Banco de Crédito y Securitización S.A.
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
Cellcom	Cellcom Israel Ltd.
Clal	Clal Holdings Insurance Enterprises Ltd.
CNV	Securities Exchange Commission
CODM	Chief operating decision maker
CPF	Collective Promotion Funds
Condor	Condor Hospitality Trust Inc.
Cresud	Cresud S.A.C.I.F. y A.
DIC	Discount Investment Corporation Ltd.
Eclsa	E-Comerce Latina S.A.
Efanur	Efanur S.A.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
Gav-Yam	Gav-Yam, Bayside Land Corporation Ltd
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2019
HASAU	Hoteles Argentinos S.A.U.
IAS	International Accounting Standards
IASB IBC	International Accounting Standards Board Israel Broadband Company
IDBT	IDB Tourism (2009) Ltd
IDBD	IDB Development Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
ISPRO	Ispro the Israel Properties Rental Corp. Ltd.
IFRS	International Financial Reporting Standards
IRSA, The Company”, “Us”, “We”	IRSA Inversiones y Representaciones Sociedad Anónima
IRSA CP	IRSA Propiedades Comerciales S.A.
Israir	Israir Airlines & Tourism Ltd.
LRSA Mehadrin	La Rural S.A. Mehadrin Ltd.
Metropolitan	Metropolitan 885 Third Avenue Leasehold LLC
MPIT	Minimum presumed income tax
NCN	Non-convertible notes
New Lipstick	New Lipstick LLC
NFSA	Nuevas Fronteras S.A.
NIS	New Israeli Shekel
PBC	Property & Building Corporation Ltd.
PBEL	PBEL Real Estate LTD
Quality	Quality Invest S.A.
Shufersal	Shufersal Ltd.
Tarshop	Tarshop S.A.
TGLT	TGLT S.A
Tyrus	Tyrus S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of March 31, 2020 and June 30, 2019
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.2020	06.30.2019
ASSETS
Non-current assets
Investment properties	8	175,432	316,514
Property, plant and equipment	9	33,802	30,277
Trading properties	10, 22	4,319	7,437
Intangible assets	11	24,326	24,297
Right-of-use assets	12	17,916	-
Other assets		-	33
Investments in associates and joint ventures	7	66,871	42,172
Deferred income tax assets	19	430	542
Income tax and MPIT credit		13	205
Restricted assets	13	641	4,176
Trade and other receivables	14	20,554	16,778
Investments in financial assets	13	3,201	3,917
Financial assets held for sale	13	-	5,667
Derivative financial instruments	13	121	129
Total non-current assets		347,626	452,144
Current assets
Trading properties	10, 22	1,935	496
Inventories	22	3,724	1,556
Restricted assets	13	6,637	5,942
Income tax and MPIT credit		354	529
Group of assets held for sale	28	36,685	10,912
Trade and other receivables	14	35,048	30,577
Investments in financial assets	13	32,902	43,700
Financial assets held for sale	13	4,369	15,816
Derivative financial instruments	13	78	56
Cash and cash equivalents	13	56,638	82,034
Total current assets		178,370	191,618
TOTAL ASSETS		525,996	643,762
SHAREHOLDERS’ EQUITY
Shareholders' equity attributable to equity holders of the parent (according to corresponding statement)		28,710	43,506
Non-controlling interest		54,398	72,896
TOTAL SHAREHOLDERS’ EQUITY		83,108	116,402
LIABILITIES
Non-current liabilities
Borrowings	17	256,209	362,173
Lease liabilities		12,312	-
Deferred income tax liabilities	19	36,070	49,908
Trade and other payables	16	2,232	2,378
Provisions	18	10,772	10,868
Employee benefits		364	180
Derivative financial instruments	13	23	1,394
Salaries and social security liabilities		176	149
Total non-current liabilities		318,158	427,050
Current liabilities
Trade and other payables	16	24,674	25,175
Borrowings	17	68,302	61,719
Lease liabilities		4,398	-
Provisions	18	2,078	2,337
Group of liabilities held for sale	28	19,920	7,722
Salaries and social security liabilities		3,665	2,854
Income tax and MPIT liabilities		394	469
Derivative financial instruments	13	1,299	34
Total current liabilities		124,730	100,310
TOTAL LIABILITIES		442,888	527,360
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		525,996	643,762

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Income and Other Comprehensive Income
for the nine and three-month periods ended March 31, 2020 and 2019
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Nine month		Three month
	Note	03.31.2020	03.31.2019	03.31.2020	03.31.2019
Revenues	20	69,564	66,184	23,441	23,367
Costs	21, 22	(43,824)	(42,213)	(15,317)	(15,499)
Gross profit		25,740	23,971	8,124	7,868
Net loss/ (gain) from fair value adjustment of investment properties	8	(275)	(8,396)	(4,289)	1,393
General and administrative expenses	21	(7,747)	(7,783)	(2,745)	(2,699)
Selling expenses	21	(9,846)	(8,793)	(3,609)	(3,084)
Impairment of associates and joint ventures		(2,344)	-	-	-
Other operating results, net	23	1,477	387	1,889	(573)
Profit / (loss) from operations		7,005	(614)	(630)	2,905
Share of profit/ (loss) of associates and joint ventures	7	1,115	(1,969)	2,916	(662)
Profit / (loss) before financial results and income tax		8,120	(2,583)	2,286	2,243
Finance income	24	849	1,337	271	552
Finance costs	24	(16,188)	(15,618)	(4,883)	(4,674)
Other financial results	24	(12,345)	(2,797)	(6,864)	(2,540)
Inflation adjustment		339	(686)	117	(62)
Financial results, net		(27,345)	(17,764)	(11,359)	(6,724)
Loss before income tax		(19,225)	(20,347)	(9,073)	(4,481)
Income tax	19	(2,142)	3,225	407	(345)
Loss for the period from continuing operations		(21,367)	(17,122)	(8,666)	(4,826)
Profit/ (loss) for the period from discontinued operations	29	17,180	3,680	(757)	401
Loss for the period		(4,187)	(13,442)	(9,423)	(4,425)
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment		2,024	1,332	(1,593)	(1,268)
Change in the fair value of hedging instruments net of income taxes		(80)	53	-	4
Items that may not be reclassified subsequently to profit or loss, net of income tax:		-	-	-	-
Actuarial loss from defined contribution plans		(198)	(15)	(88)	(15)
Other comprehensive income/ (loss) for the period from continuing operations		1,746	1,370	(1,681)	(1,279)
Other comprehensive income for the period from discontinued operations		4,673	4,437	135	6,681
Total other comprehensive income/ (loss) for the period		6,419	5,807	(1,546)	5,402
Total comprehensive income / (loss) for the period		2,232	(7,635)	(10,969)	977

Total comprehensive loss from continuing operations		(19,621)	(15,752)	(10,347)	(6,105)
Total comprehensive income/ (loss) from discontinued operations		21,853	8,117	(622)	7,082
Total comprehensive income / (loss) for the period		2,232	(7,635)	(10,969)	977

(Loss)/ Profit for the period attributable to:
Equity holders of the parent		(9,567)	(13,050)	(8,035)	(4,325)
Non-controlling interest		5,380	(392)	(1,388)	(100)

Loss from continuing operations attributable to:
Equity holders of the parent		(19,124)	(14,411)	(8,012)	(3,933)
Non-controlling interest		(2,243)	(2,711)	(654)	(893)

Total comprehensive (loss) / income attributable to:
Equity holders of the parent		(12,331)	(12,338)	(8,125)	(3,303)
Non-controlling interest		14,563	4,703	(2,844)	4,280

Total comprehensive loss from continuing operations attributable to:
Equity holders of the parent		(15,769)	(15,145)	(8,274)	(4,918)
Non-controlling interest		(3,852)	(607)	(2,073)	(1,187)

Loss per share attributable to equity holders of the parent:
Basic		(16.61)	(22.68)	(13.95)	(7.52)
Diluted		(16.61)	(22.68)	(13.95)	(7.52)

Loss per share from continuing operations attributable to equity holders of the parent:
Basic		(33.19)	(25.04)	(13.91)	(6.83)
Diluted		(33.19)	(25.04)	(13.91)	(6.83)

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the nine-month period ended March 31, 2020
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (1)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (2)	Other reserves (3)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of July 1, 2019	575	4	12,813	13,798	74	460	8,925	64,579	(57,722)	43,506	72,896	116,402
Adjustments previous periods (IFRS 16 and IAS 28) (Note 2.2)	-	-	-	-	-	-	-	-	(1,239)	(1,239)	(816)	(2,055)
Restated balance as of July 1, 2018	575	4	12,813	13,798	74	460	8,925	64,579	(58,961)	42,267	72,080	114,347
(Loss) / profit for the period	-	-	-	-	-	-	-	-	(9,567)	(9,567)	5,380	(4,187)
Other comprehensive (loss) / income for the period	-	-	-	-	-	-	-	(2,764)	-	(2,764)	9,183	6,419
Total profit and other comprehensive (loss) / income for the period	-	-	-	-	-	-	-	(2,764)	(9,567)	(12,331)	14,563	2,232
Allocation of results according to general shareholders meeting	-	-	-	-	-	-	-	-	-	-	-	-
Loss absorption	-	-	-	-	-	-	-	(57,369)	57,369	-	-	-
Distribution of dividends in shares	-	-	-	-	-	-	-	(562)	-	(562)	-	(562)
Capitalisation of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	26	26
Dividend distribution	-	-	-	-	-	-	-	-	-	-	(2,132)	(2,132)
Decrease due to loss of control	-	-	-	-	-	-	-	-	-	-	(41,093)	(41,093)
Other changes in equity	-	-	-	-	-	-	-	-	21	21	163	184
Incorporation by business combination	-	-	-	-	-	-	-	-	-	-	7,063	7,063
Changes in non-controlling interest	-	-	-	-	-	-	-	(685)	-	(685)	3,728	3,043
Balance as of March 31, 2020	575	4	12,813	13,798	74	460	8,925	3,199	(11,138)	28,710	54,398	83,108

(1)
Includes Ps. 1 of Inflation adjustment of treasury shares. See Note 16 to the Annual Financial Statements.
(2)
Related to CNV General Resolution N° 609/12.
(3)
 Group´s other reserves for the period ended March 31, 2020 are comprised as follows:

	Cost of treasury stock	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Currency translation adjustment reserve	Hedging instruments	Special reserve	Reserve for defined contribution plans	Other reserves from subsidiaries	Revaluation superplus	Total Other reserves
Balance as of July 1, 2019	(157)	(5,009)	197	1,606	250	(7)	67,794	(294)	99	100	64,579
Other comprehensive loss for the period	-	-	-	-	(2,598)	-	-	-	(166)	-	(2,764)
Total comprehensive loss for the period	-	-	-	-	(2,598)	-	-	-	(166)	-	(2,764)
Reserve for share-based payments	5	-	(5)	-	-	-	-	-	-	-	-
Distribution of dividends in shares	-	-	-	-	-	-	(562)	-	-	-	(562)
Changes in non-controlling interst	-	(685)	-	-	-	-	-	-	-	-	(685)
Loss absorption	-	-	-	-	-	-	(57,369)	-	-	-	(57,369)
Balance as of March 31, 2020	(152)	(5,694)	192	1,606	(2,348)	(7)	9,863	(294)	(67)	100	3,199

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the nine-month period ended March 31, 2019
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (1)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (2)	Other reserves (3)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of July 1, 2018	575	4	12,813	13,798	74	460	8,925	4,656	41,890	83,195	78,911	162,106
Adjustments previous periods (IFRS 9 and 15)	-	-	-	-	-	-	-	-	(313)	(313)	(7)	(320)
Balance as of July 1, 2018 (recast)	575	4	12,813	13,798	74	460	8,925	4,656	41,577	82,882	78,904	161,786
Loss for the period	-	-	-	-	-	-	-	-	(13,050)	(13,050)	(392)	(13,442)
Other comprehensive income for the period	-	-	-	-	-	-	-	712	-	712	5,095	5,807
Total profit / (loss) and other comprehensive income for the period	-	-	-	-	-	-	-	712	(13,050)	(12,338)	4,703	(7,635)
Incorporation by business combination	-	-	-	-	-	-	-	-	-	-	(15)	(15)
Changes in non-controlling interest	-	-	-	-	-	-	-	(890)	-	(890)	(162)	(1,052)
Dividend distribution	-	-	-	-	-	-	-	-	(2,479)	(2,479)	(3,142)	(5,621)
Reserve for share-based payments	-	-	-	-	-	-	-	-	-	-	47	47
Assignment of results according to general sheraholders meeting at 10.31.18	-	-	-	-	-	-	-	62,110	(62,110)	-	-	-
Balance as of March 31, 2019	575	4	12,813	13,798	74	460	8,925	66,588	(36,062)	67,175	80,335	147,510

(1)   Includes Ps. 1 of Inflation adjustment of treasury shares. See Note 16 to the Annual Financial Statements.
(2)   Related to CNV General Resolution N° 609/12.
(3)   Group’s other reserves for the period ended December 31, 2018 are comprised as follows:

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements

	Cost of treasury stock	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Currency translation adjustment reserve	Hedging instruments	Reserve for defined contribution plans	Special Reserve	Other reserves from subsidiaries	Revaluation superplus	Total Other reserves
Balance as of July 1, 2018	(173)	(3,707)	214	1,606	1,028	99	(295)	5,685	102	97	4,656
Other comprehensive income/ ( loss) for the period	-	-	-	-	838	(80)	(61)	-	-	15	712
Total comprehensive loss for the period	-	-	-	-	838	(80)	(61)	-	-	15	712
Share-based compensation	1	-	(1)	-	-	-	-	-	-	-	-
Allocation of results according to A.G.O. at 10.31.18	-	-	-	-	-	-	-	62,110	-	-	62,110
Changes in non-controlling interest	-	(890)	-	-	-	-	-	-	-	-	(890)
Balance as of March 31, 2019	(172)	(4,597)	213	1,606	1,866	19	(356)	67,795	102	112	66,588

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the nine-month periods ended March 31, 2020 and 2019
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.2020	03.31.2019
Operating activities:
Net cash generated from continuing operating activities before income tax paid	15	21,232	13,317
Income tax and MPIT paid		(471)	(443)
Net cash generated from continuing operating activities		20,761	12,874
Net cash generated from discontinued operating activities		2,566	4,523
Net cash generated from operating activities		23,327	17,397
Investing activities:
Acquisition of interest in associates and joint ventures		(1,074)	(159)
Contributions and issuance of capital in associates and joint ventures		(122)	-
Acquisition and improvements of investment properties		(2,557)	(3,056)
Decrease in cash due to deconsolidation of subsidiary		-	(89)
Payment for acquisition of non-controlling interest		-	(804)
Proceeds from sales of investment properties		11,012	1,247
Acquisitions and improvements of property, plant and equipment		(3,432)	(3,932)
Proceeds from sales of property, plant and equipment		3,114	15
Acquisitions of intangible assets		(2,913)	(2,878)
Proceeds from sales of property, plant and equipment		1,765	(33)
Net increase / (decrease) of restricted deposits		4,839	(756)
Dividends collected from associates and joint ventures		1,498	362
Proceeds from sales of interest in associates and joint ventures		256	7,816
Proceeds from loans granted		-	225
Acquisitions of investments in financial assets		(7,388)	(32,378)
Proceeds from disposal of investments in financial assets		11,172	48,420
Interest collected from financial assets		929	1,096
Dividends collected from financial assets		102	(30)
Proceeds from sales of intangible assets		27	-
Loans granted to related parties		(2,481)	(178)
Loans granted		(902)	(125)
Net cash generated from continuing investing activities		13,845	14,763
Net cash generated from/ (used in) discontinued investing activities		2,330	(4,208)
Net cash generated from investing activities		16,175	10,555
Financing activities:
Borrowings and issuance of non-convertible notes		21,807	28,575
Payment of borrowings and non-convertible notes		(56,922)	(30,959)
Collections / (Payment) of short term loans, net		2,631	(265)
Interests paid		(15,781)	(15,651)
Repurchase of non-convertible notes		(12,840)	(5,599)
Capital contributions from non-controlling interest in subsidiaries		-	2,172
Acquisition of non-controlling interest in subsidiaries		(589)	(5,454)
Proceeds from sales of non-controlling interest in subsidiaries		-	13
Loans received from associates and joint ventures, net		-	248
Payment of borrowings to related parties		-	(6)
Dividends paid to non-controlling interest in subsidiaries		(323)	(568)
Proceeds for issuance of shares and other equity instruments		2,658	-
Dividends paid		-	(136)
Proceeds from sale at non-controlling interest		70	-
Net (payments)/ proceeds from derivate financial instrument		(1,698)	7
Net cash used in continuing financing activities		(60,987)	(27,623)
Net cash (used in) / generated from discontinued financing activities		(4,806)	9,487
Net cash used in from financing activities		(65,793)	(18,136)
Net (decrease) / increase in cash and cash equivalents from continuing activities		(26,381)	14
Net increase in cash and cash equivalents from discontinued activities		90	9,802
Net (decrease) / increase in cash and cash equivalents		(26,291)	9,816
Cash and cash equivalents at beginning of period		82,034	78,745
Cash and cash equivalents reclassified as held-for-sale		(597)	(632)
Foreign exchange gain and inflation adjustment on cash and changes in fair value of cash equivalents		1,492	3,049
Cash and cash equivalents at end of period	13	56,638	90,978

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
The Group’s business and general information

These Financial Statements have been approved for issuance by the Board of Directors, on June 8, 2020.

IRSA was founded in 1943, and it is engaged in a diversified range of real estate activities in Argentina since 1991. IRSA and its subsidiaries are collectively referred to hereinafter as “the Group”. Cresud is our direct parent company and IFIS Limited is our ultimate parent company.

The Group has established two Operations Centers, Argentina and Israel, to manage its global business, mainly through the following companies:
  (*) See note 4. to the Annual Financial Statements for more information about the changes within the Operations Center in Israel.

Operations Center in Israel

IDBD and DIC have certain restrictions and financial agreements in relation to their financial debt, including their debentures and loans with banks and financial institutions. Regarding IDBD's financial position, its cash flow and its ability to meet its financial debt commitments, it should be considered that certain bondholders have hired representative and legal advisors, over the last months to evaluate potential courses of actions including procedures for declaring IDBD’s insolvency.

              The financial situation of the IDBD subsidiary as of March 31, 2020, presents a negative shareholder’s equity, negative operating cash flows and a downgrade of its credit rating, which casts substantial doubt on IDBD's ability to continue operating as a going concern. In order to meet its liabilities, including short-term liabilities, IDBD’s cash flows are based on the sales of assets, the dates of which are not under the control of IDBD.. These assets include Clal's current share price and its implications on the deposits of the swap transaction (see Note 31) and the assumption that IDBD will receive, among other things, cash from private investments that are directly held by IDBD.

Additionally, IRSA’s Board of Directors has approved a commitment with Dolphin to make capital contributions to Dolphin for up to NIS 210 (approximately Ps. 3,641 as of the date of these financial statements), wich is described in Note 1 to the Annual Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

The commitments and other restrictions that result from IDBD and DIC’s indebtedness do not have effect over IRSA since such indebtedness has no recourse against IRSA, nor has IRSA guaranteed it with its assets, except for the commitment to make contributions to Dolphin that was described above.

Considering the above, as of March 31, 2020, the financial risk of IRSA with respect to the Operations Center in Israel is limited to the abovementioned commitments and the equity risk, as a result of the pledges granted over DIC shares to certain bondholders of IDBD, is limited to the value of IRSA’s net assets in the Operations Center of Israel, which amounted to NIS 137 (Ps. 2,369) as of March 31, 2020.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These financial statements have been prepared in accordance with IAS 34 “Interim financial reporting” and should therefore be read in conjunction with the Group's annual Consolidated Financial Statements as of June 30, 2019 prepared in accordance with IFRS. Also, these financial statements include additional information required by Law No. 19,550 and / or regulations of the CNV. Such information is included in the notes to these financial statements, as accepted by IFRS.

These financial statements for the interim periods of nine months ended March 31, 2020 and 2019 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Group's results for the entire fiscal years.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as highly inflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approximates or exceed 100%. Accumulated inflation in Argentina in three years is over 100%. For that reason, in accordance with IAS 29, Argentina must be considered a country with a highly inflationary economy starting July 1, 2018.

In relation to the inflation index to be used and in accordance with FACPCE Resolution No. 539/18, it is determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of the Consumer Price Index (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) is considered. The table below presents the index for the period ended March 31, 2020, according to official statistics (INDEC) and following the guidelines described in Resolution 539/18.

As of March 31, 2020 (accumulated nine months)
Price variation	36%

As a consequence of the aforementioned, these financial statements as of March 31, 2020 were restated in accordance with IAS 29.

IRSA Inversiones y Representaciones Sociedad Anónima

2.2.
Significant accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements, as described in Note 2 to those Financial Statements.

As described in Note 2.2 to the annual financial statements, the Group has adopted IFRS 16: “Leases” and Amendment to IAS 28 “Investment in associates and joint ventures” in the current year, applying the cumulative effect approach, therefore, accumulated impact was recognized in retained earnings as of July 1, 2019. Comparative figures were not restated

The main changes were the following:

IFRS 16: Leases

The standard establishes the criteria for recognition and valuation of leases for lessees and lessors. The changes incorporated mainly impact the tenant's accounting. IFRS 16 provides that the lessee recognizes an asset for the right of use and a liability at present value with respect to those contracts that meet the definition of lease agreements according to IFRS 16. In accordance with the standard, a lease agreement is one that provides the right to control the use of an identified asset for a specific period. In order for a company to have control over the use of an identified asset: a) it must have the right to substantially obtain all the economic benefits of the identified asset and b) it must have the right to direct the use of the identified asset.
The standard allows to exclude short-term contracts (under 12 months) and those in which the underlying asset has low value.

Amendment to IAS 28 “Investment in associates and joint ventures”

In accordance with the amendment to IAS 28, an entity shall implement the provisions of IFRS 9 to Long-term Investments that are essentially part of the entity's net investment in the associate or in the joint venture according to the definitions of said standard. The provisions of IFRS 9 shall apply to such investments with respect to the interest in the losses of an associate or a joint venture, as well as with respect to the recognition of the impairment of an investment in an associate or joint venture. In addition, when applying IFRS 9 to such long-term investments, the entity will make it prior to the adjustments made to the book value of the investment in accordance with IAS 28.

Additionally, the Company opted for an accounting policy where the currency translation adjustments arising from these loans are recorded as part of other comprehensive income.

IRSA Inversiones y Representaciones Sociedad Anónima

The effect on retained earnings as of July 1, 2019 for the first implementation of IFRS 16 and IAS 28 is the following:

	07.01.2019
	Implementación NIIF 16	Implementación IAS 28	Total
ASSETS
Non- Current Assets
Investment properties	405	-	405
Right-of-use assets	13,367	-	13,367
Investments in associates and joint ventures	-	(1,927)	(1,927)
Trade and other receivables	114	-	114
Total Non-Current Assets	13,886	(1,927)	11,959
Current assets	-	-	-
Income tax and MPIT credit	16	-	16
Trade and other receivables	(161)	-	(161)
Group of assets held for sale	2,962	-	2,962
Total current assets	2,817	-	2,817
TOTAL ASSETS	16,703	(1,927)	14,776
SHAREHOLDERS’ EQUITY	-	-	-
Capital and reserves attributable to equity holders of the parent	-	-	-
Retained earnings	(128)	(1,111)	(1,239)
Total capital and reserves attributable to equity holders of the parent	(128)	(1,111)	(1,239)
Non-controlling interest	-	(816)	(816)
TOTAL SHAREHOLDERS’ EQUITY	(128)	(1,927)	(2,055)
LIABILITIES	-	-	-
Non-Current Liabilities	-	-	-
Lease liabilities	10,080	-	10,080
Total Non-Current Liabilities	10,080	-	10,080
Current Liabilities	-	-	-
Lease liabilities	3,725	-	3,725
Trade and other payables	(85)	-	(85)
Group of liabilities held for sale	3,111	-	3,111
Total Current Liabilities	6,751	-	6,751
TOTAL LIABILITIES	16,831	-	16,831
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	16,703	(1,927)	14,776

2.3.
Comparability of information

Balance items as of June 30, 2019 and March 31, 2019 presented in these Unaudited Condensed Interim Consolidated Financial Statements for comparative purposes arise from the financial statements as of and for such periods restated according to IAS 29 (See note 2.1). Certain items from prior periods have been reclassified for consistency purposes regarding the loss of control in Gav-Yam. See note 4.A. to these Financial Statements.

2.4.
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as the ones applied by the Group in the preparation of the Annual Financial Statements described in Note 3 to those Financial Statements, except for those mentioned in Note 30.

IRSA Inversiones y Representaciones Sociedad Anónima

3.
Seasonal effects on operations

Operations Center in Argentina

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping malls sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period ranging between July and December, compared to the period between January and June.

Operations Center in Israel

The results of operations of telecommunications and tourism are usually affected by seasonality in summer months in Israel and by the Jewish New Year, given a higher consumption due to internal and external tourism.

4.
Acquisitions and disposals

Significant acquisitions and disposals for the nine month period ended March 31, 2020 are detailed below. Significant acquisitions and disposals for the fiscal year ended June 30, 2019, are detailed in Note 4 to the Annual Financial Statements.

Operations Center in Argentina

A.
Condor merger agreement

On July 19, 2019, Condor signed an agreement and merger plan with a company not related to the Group. The agreement set that each ordinary share, whose nominal value is US$ 0.01 per share will be canceled before the merger and will be replaced by the right to receive a cash amount equivalent to US$ 11.10 per ordinary share. Additionally, in accordance with the terms and conditions of the merger agreement, each Series E convertible share will be automatically canceled and shareholders will become entitled to receive a cash amount equal to US$ 10.00 per share.

The closing of the acquisition, scheduled for March 23, 2020, did not occur and has not occurred until the date of issuance of these financial statements. The Company continues to review its options and reserves all rights and resources under the Merger Agreement.

At the date of issuance of these financial statements, the Group held 2,197,023 ordinary shares and 325,752 Series E shares.

B.
Distribution of dividends in kind

On October 30, 2019, the Ordinary Shareholders’ Meeting of IRSA approved a dividend distribution in kind for the equivalent amount of Ps. 480 (representative of Ps. 0.83 per share) payable in shares of IRSA CP. IRSA CP’s quoted price per share as of October 29, 2019, which amounted to Ps. 205 per share, was considered for the distribution. As a result, 2,341,463 shares were distributed. This transaction was accounted for as a change in equity generating a reduction of the equity attributable to the controlling shareholders for Ps. 478 restated for inflation as of the date of this financial statements. As of the end of the period the groups’ interest in IRSA CP amounts to 80.65%.

IRSA Inversiones y Representaciones Sociedad Anónima

C.
TGLT – Recapitalization agreement

On August 8, 2019, we entered into certain arrangements with TGLT S.A. (“TGLT”) providing for collaboration in TGLT’s financial restructuring and recapitalization. Through the recapitalization agreement TGLT committed to: (i) make a public offering to subscribe Class A preferred shares at a subscription price of US$1.00 per TGLT share; (ii) make a public offering of new Class B preferred shares which may be subscribed by (a) the exchange for ordinary shares of TGLT, at an exchange ratio of one Class B preferred share for every 6.94 ordinary shares of the Company and / or (b) the exchange for convertible notes, at an exchange ratio of a Class B preferred share for each US$1.00 of convertible notes (including accumulated and unpaid interests under the existing convertible notes); and (iii) grant an option to subscribe new Class C preferred shares in a public offer for cash to be carried out if: (a) the public offer of Class A and Class B preferred shares is completed and (b) a minimum number of option holders have exercised that option at a subscription price of US$1.00 per Class C preferred share (or its equivalent in pesos).

Finally, supporting the recapitalization plan, IRSA CP signed a subscription commitment with TGLT for Class A preferred shares under the Class A Public Offering to make a contribution in kind of shares of La Maltería S.A., 100% of its ownership, for an amount of up to US$ 24 and promised to exchange its convertible notes into Class B preferred shares.

Moreover, on November 22, 2019, TGLT held a meeting with bondholders of convertible notes in order to consider the amendment to different clauses of the indenture in force at that date, and in line with what was agreed in the recapitalization agreement, IRSA CP approved the amendments.

Under the agreements described above, the successful consummation of the offer by TGLT, and having reached the thresholds of consent from the bondholders of convertible notes of TGLT, on December 11, 2019, the Company concluded the process scheduled in the recapitalization agreement and related documents through the subscription of Class A preferred shares, integrating them in kind through the contribution of the shares of the La Maltería S.A., 100% of their ownership and, moreover, proceeded to the exchange of the convertible note - including deferred interest and accrued interest from August 15, 2019 to December 11, 2019 - in preferred class B shares.

Operations Center in Israel

A.
Sale of Gav-Yam

On July 1, 2019, PBC sold approximately 11.7% of its equity interest in Gav-Yam's through private agreements. After this transaction, the interest of PBC in Gav-Yam decreased from 51.7% to 40.0%. The consideration received for said sale was NIS 456 (approximately $ 6,595 restated as of the date of these financial statements).

Additionally, on September 1, 2019, PBC sold approximately an additional 5.14% of Gav-Yam, therefore the interest of PBC in Gav-Yam went from 40.0% to 34.9%. As a consequence of the aforementioned sales, PBC has lost the right to nominate the majority of the members of the Board of Directors, and to appoint or remove the key members of management. Consequently, PBC has lost control of Gav-Yam and has deconsolidated such investment since that date.

IRSA Inversiones y Representaciones Sociedad Anónima

Below is a detail of the sale:

09.30.2019
Cash received	13,534
Remeasurement of the fair value of the remaining investment	30,524
Total	44,058
Net assets written off including goodwill	(26,692)
Gain from sale of subsidiary, net of taxes (*)	17,366

              (*) These results are presented within discontinued operations, in the line “Other operating results, net”.

Below is a detail of the net assets deconsolidated:

09.30.2019
Investment properties	147,897
Property, plant and equipment	1,007
Intangible assets	3,113
Right-of-use assets	40
Investments in associates and joint ventures	4,172
Restricted assets	359
Trade and other receivables	1,098
Investments in financial assets	12,853
Trading properties	147
Income tax credit	180
Cash and cash equivalents	10,081
TOTAL ASSETS	180,947
Borrowings	90,575
Lease liabilities	40
Deferred income tax liabilities	20,072
Trade and other payables	2,276
Employee benefits	20
Salaries and social security liabilities	60
Income tax and MPIT liabilities	119
TOTAL LIABILITIES	113,162
Non-controlling interest	41,093
Net assets written off including business key	26,692

B.
Agreement for sale of a plot of land in the US

As mentioned in Note 4. D of the Operations Center in Israel, the agreement for the sale of the land attached to the Tivoli project has been breached and terminated. In July 2019, the Group signed a new agreement for the sale of the aforementioned land, for a total amount of US$ 18. At this stage, there is no certainty that the sale transaction will be completed.

C.
IDBD financing agreement

On August 31, 2019, IDBD’s Board of Directors gave its approval to accept a commitment by Dolphin to make a capital contribution ("the Commitment"), whose main points are the following:

Dolphin undertook the irrevocable commitment to make capital contributions to IDBD for a total amount of NIS 210 in three equal annual payments (NIS 70 each) on September 2, in each of the years 2019-2021 ("Payments" and "payment dates", respectively). The aforementioned payments will be made in exchange for the company’s shares or as a subordinated loan in similar terms to the subordinated loan that Dolphin advanced in the past to IDBD. On September 2, 2019, the first payment for NIS 70 was made, (approximately $ 1,271 restated as of the date of these financial statements).

IRSA committed unilaterally and irrevocably to transfer to Dolphin the amounts it requires to comply with the Commitment ("IRSA Commitment"). If Dolphin does not make the capital contributions in accordance with the Commitment, then Dolphin's rights in accordance with the IRSA Commitment will be automatically assigned to IDBD, and IDBD will have the right to act to carry out the IRSA Commitment.

IRSA Inversiones y Representaciones Sociedad Anónima

The Commitment will automatically expire in each of the following cases: (a) if motions are filed to decree insolvency against IDBD (whether voluntarily or involuntarily filed) in the courts of Israel and they are valid in any of the Payment Dates, in which case the corresponding Payment Date will be postponed for a period of 90 days and the corresponding payment will be transferred to IDBD only if the procedures are canceled during the mentioned period of 90 days. If the procedures for declaring insolvency are not canceled within 90 days as mentioned above, the entire commitment will expire; (b) if an insolvency decree is given as set forth in section 3 of the Israel Insolvency and Economic Recovery Act, 5778-2018; and (c) a trustee, fiduciary, special manager or any officer of this type (temporary or permanent) is appointed in IDBD, or the court issues a similar order (with respect to the insolvency of IDBD).

              Additionally, during March 2020, IRSA transferred approximately NIS 12 (approximately $ 235 restated as of the date of these financial statements).

D.
Advance payment of Ispro debentures

In August 2019, the Audit Committee and Ispro Board approved the full advance payment of the debentures (Series B), which were quoted in the TASE, the total amount was NIS 131 (approximately $ 2,339 restated as of the date of these financial statements). The early repayment of these debentures will make Ispro an unlisted company for the TASE.

E.
Sale of Clal shares

On August 28, 2019, the second buyer of the transaction described in Note 4.A. notified the decision to exercise the option for the remaining 3% at a price of NIS 50 per share for a total of NIS 83 million (approximately $ 1,655 restated as of the date of these financial statements). These shares were delivered through a swap contract.

On September 3, 2019, IDB concluded an agreement for the sale of an additional 6% of Clal shares, of which 1% would be collected in cash (approximately NIS 29) and the remaining 5% through the receipt of IDBD’s own debentures for a nominal value of approximately NIS 190 (approximately $ 3,789 restated as of the date of these financial statements). The agreed price of Clal share was NIS 52.5 and the discount value applied to the IDBD debentures was between 25% - 21% discount with respect to the nominal value.

As mentioned in Note 4.A. to the annual financial statements, IDBD was looking for different ways of financing the purchase of Clal's to the third buyer. On October 27, 2019, IDBD signed an agreement with a financial entity which offered to buy all rights and obligations related to the financing of said purchase.

On November 7, the sale transaction has been completed and the loan has been granted by a financial entity. It should be clarified that the amount of 2,771,309 of Clal Insurance Enterprises shares sold was subject to a swap transaction between IDBD and a financial entity, that ended with the Company's notice to that entity.

On December 16, Clal made a public capital increase of 12,066,000 shares at a price of NIS/share 53.87 in which IDBD did not take part.

Additionally, on the same date, IDBD sold 200,000 shares of Clal at a price of NIS/share 53.95, representative of 0.3% of the new share capital.

On December 18, IDBD sold 617,017 shares of Clal at a price of NIS/share 53.77, representative of 0.9% of the share capital.

Additionally, during December 2019, a swap transaction, which IDBD had agreed for 2.771.309 shares, expired. The price per share was of NIS 52.25.

              During the period between January and March 2020, a swap for 751,000 shares expired. The closing price was NIS 45.09 per share.

IRSA Inversiones y Representaciones Sociedad Anónima

As a result of said transaction, as of March 31, 2020, IDBD’s equity interest in Clal Insurance Enterprises decreased to 8.5% and it owned an additional 7.1% through swap transactions.

On February 4, 2020, Dolphin granted financial entities, through which IDB carried out the Clal share swap transactions in August and November 2018, guarantees for approximately NIS 11, which will be part of the committed deposits IDB assumed as part of the terms of such transactions. Likewise, on February 18, it deposited additional guarantees for NIS 9. As of March 31, the total of the guarantees granted amounted to a total of NIS 37.4.

Additionally, if swap transactions conclude before the second payment deadline (reported in note 4.C to these financial statements), the unrealized parts of the guarantees will be returned to Dolphin, while the exercised parts of the guarantees until that date, it will be considered as part of the second payment, so Dolphin will transfer the balance of said payment to IDBD; If the swap transactions are still effective as of the second disbursement deadline, Dolphin will inject the second payment into IDB and the guarantees will be returned to you.

F.
Capital Increase in Cellcom

On December 5, 2019, Cellcom made a tender offer for the issuance of shares, of which DIC participated and acquired 50% of the issuance. The amount received for the shares was of NIS 307 (approximately Ps. 6,011 as of that date) and Cellcom issued a total amount of 30,600,000 ordinary shares, 7,038,000 share options (Series 3) and 6,426,000 share options (Series 4) for an amount of NIS 1.021 per unit (each unit will consist of 100 ordinary shares, 23 share options Series 3 and 21 share options Series 4).

After this transaction, DIC holds 46.2% of the issued capital and approximately 48.5% of the voting rights of Cellcom (directly and over agreements with other shareholders of Cellcom).

G.
PBC distribution of dividends in kind, Purchase of Mehadrin shares and acquisition of control

On December 10, 2019 PBC distributed all its interest in Mehadrin as a dividend in kind. As a result, DIC holds a direct interest in Mehadrin of 31.4%. As of December 2019, Mehadrin is classified as an associate.

              During January and February 2020, DIC acquired approximately 8.8% of Mehadrin's issued share capital, for a total cost of NIS 39 (approximately $ 676), so that Mehadrin's interest increased from 31.4% to approximately 40.6%.These acquisitions resulted in DIC gaining control of Mehadrin at the end of February, since it has a majority of votes due to the fact that the remaining interest is atomized in several shareholders.

As a result of obtaining the aforementioned control, as of March 31, 2020, the Group has consolidated the operations of this company.

IRSA Inversiones y Representaciones Sociedad Anónima

The assets incorporated and the result generated by said transaction are detailed below. The Group is still completing the process of determining the fair value of the assets incorporated, estimating to complete it at the end of the annual fiscal year of June 30, 2020:

03.31.2020
Fair value of identifiable assets and assumed liabilities:
Investment properties	232
Property, plant and equipment	6.385
Intangible assets	54
Investments in associates and joint ventures	1.783
Restricted assets	156
Income tax and MPIT credit	139
Trade and other receivables	9.101
Right-of-use assets	3.814
Derivative financial instruments	35
Inventories	2.375
Borrowings	(6.987)
Deferred income tax liabilities	(963)
Trade and other payables	(4.404)
Lease liabilities	(2.011)
Provisions	(54)
Employee benefits	(121)
Salaries and social security liabilities	(191)
Income tax and MPIT liabilities	(17)
Cash and cash equivalents	2.479
Total identifiable net assets	11.805
Non-controlling interest	(7.063)
Bargain purchase gain(*)	(357)
Previously held interest	3.709
Cash and cash equivalents	676
Total consideration	4.385

(*) Included in "Other operating results, net"

H.
 Agreement for the sale of Ispro

On January 26, 2020, PBC entered into an agreement for the sale of all its holdings in ISPRO and the rights under the shareholders’ loans provided to ISPRO, for an amount of NIS 885. Completion of the transaction was subject to receipt of approval from the Commissioner for Competition, which should be received within 150 days of the signature of the agreement.

At the signing date of the agreement the buyer deposited NIS 15 million in a trust account, and committed to deposit additional NIS 40 million after completion of the due diligence.

On March 23, 2020, the purchaser approached PBC with a request to postpone deadlines set in the agreement, and PBC informed that it would review its application and all without violating PBC’s rights and claims under the agreement. On March 26, 2020, when the due diligence ended, the purchaser breached its commitment to deposit the second deposit in the amount of NIS 40 million in a trust account.

PBC required the purchaser to correct the breach and immediately deposit the amount of the second deposit and move forward to complete the transaction under its terms, without derogating from all its rights and claims and remedies it has against the purchaser pursuant to the agreement and the law, until April 20, 2020. The breach was not amended as of April 20, 2020, so the agreement was canceled.

On April, 2020, PBC entered into an agreement with another purchaser for the sale of all its holdings in ISPRO for NIS 800 and the rights under the shareholders’ loans provided to ISPRO. As a result of this agreement the Group has reclassified the total net assets of Ps. 14,684 as “Group of assets available for sale”. The net result that will be recorded at the closing of the sale is NIS 47 (equivalent to Ps. 799 as of the end of the period).

IRSA Inversiones y Representaciones Sociedad Anónima

I.
Cellcom - Golan Telecom Agreement

In February 2020, Cellcom, the shareholders of Golan Telecom and Golan Telecom engaged in a binding memorandum of understanding regarding the acquisition of the entire issued share capital of Golan Telecom, for a total of NIS 590 million, to be paid in cash, in two payments: a total of NIS 413 million on the closing date of the transaction, and a total of NIS 177 million within 3 years after the closing date of the transaction. Cellcom will issue and deposit 8.2 million shares of the company with a trustee (the “Shares in Escrow”).

The transaction includes standard conditions and representations, and is subject to the completion of due diligence by Cellcom and the receipt of regulatory approvals and approvals from material third parties. The parties will negotiate regarding a detailed agreement; however, they are bound by the memorandum of understanding, regardless of whether or not the agreement is signed. In case the conditions for closing the transaction have not been fulfilled by December 31, 2020, the memorandum of understanding, or the detailed agreement, as applicable, will expire.

There is no certainty the conditions for the completion of the transaction will be fulfilled, including the receipt of the required approvals.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Annual Financial Statements. There have been no changes in risk management or risk management policies applied by the Group since year-end.

From June 30, 2019 and up to the date of issuance of these Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities (either measured at fair value or amortized cost) except for what is mentioned in note 30 in relation to COVID-19. Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Group’s financial instruments, except as mentioned in note 30.

IRSA Inversiones y Representaciones Sociedad Anónima

6.
Segment information

As explained in Note 6 to the Annual Financial Statements, the Group reports its financial performance separately in two Operations Centers. As described in Note 4.A for the Operations Center in Israel to these Financial Statements, the Group lost control of Gav-Yam as of September 30, 2019 and has reclassified its results to discontinued operations. Segment information for the period ended March 31, 2019 has been recast for the purposes of comparability with the present period.

Below is a summary of the Group’s operating segments and a reconciliation between the operating income according to segment information and the operating income of the Statements of Income and Other Comprehensive Income of the Group for the periods ended March 31, 2020 and 2019:

	Nine months ended March 31, 2020
	Operations Center in Argentina	Operations Center in Israel	Total	Joint ventures (1)	Expensesand collectivepromotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	9,764	57,387	67,151	(54)	2,482	(15)	69,564
Costs	(2,136)	(39,144)	(41,280)	36	(2,580)	-	(43,824)
Gross profit / (loss)	7,628	18,243	25,871	(18)	(98)	(15)	25,740
Net gain / (loss) from fair value adjustment of investment properties	2,565	(2,585)	(20)	(255)	-	-	(275)
General and administrative expenses	(1,626)	(6,156)	(7,782)	13	-	22	(7,747)
Selling expenses	(850)	(9,010)	(9,860)	14	-	-	(9,846)
Impairment of associates and joint ventures	-	(2,344)	(2,344)	-	-	-	(2,344)
Other operating results, net	(33)	1,475	1,442	19	23	(7)	1,477
Profit / (loss) from operations	7,684	(377)	7,307	(227)	(75)	-	7,005
Share of profit of associates and joint ventures	232	722	954	161	-	-	1,115
Segment profit / (loss)	7,916	345	8,261	(66)	(75)	-	8,120
Reportable assets	110,773	392,585	503,358	(672)	-	23,310	525,996
Reportable liabilities	-	(349,712)	(349,712)	-	-	(93,176)	(442,888)
Net reportable assets	110,773	42,873	153,646	(672)	-	(69,866)	83,108

	Nine months ended March 31, 2019
	Operations Center in Argentina	Operations Center in Israel	Total	Joint ventures (1)	Expensesand collectivepromotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	11,174	52,420	63,594	(67)	2,673	(16)	66,184
Costs	(2,212)	(37,257)	(39,469)	47	(2,791)	-	(42,213)
Gross profit / (loss)	8,962	15,163	24,125	(20)	(118)	(16)	23,971
Net (loss) / gain from fair value adjustment of investment properties	(8,689)	386	(8,303)	(93)	-	-	(8,396)
General and administrative expenses	(1,938)	(5,882)	(7,820)	13	-	24	(7,783)
Selling expenses	(773)	(8,025)	(8,798)	5	-	-	(8,793)
Other operating results, net	(604)	808	204	173	18	(8)	387
(Loss) / profit from operations	(3,042)	2,450	(592)	78	(100)	-	(614)
Share of (loss) of associates and joint ventures	(1,294)	(560)	(1,854)	(115)	-	-	(1,969)
Segment (loss) / profit	(4,336)	1,890	(2,446)	(37)	(100)	-	(2,583)
Reportable assets	137,721	560,385	698,106	(753)	-	31,911	729,264
Reportable liabilities	-	(486,098)	(486,098)	-	-	(95,656)	(581,754)
Net reportable assets	137,721	74,287	212,008	(753)	-	(63,745)	147,510

(1)
Represents the equity value of joint ventures that were proportionately consolidated for segment information.
(2)
Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of Ps. 8,482 and Ps. 6,051 as of March 31, 2020 and 2019 respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Below is a summarized analysis of the segments from the Group’s Operations Center in Argentina for the periods ended March 31, 2020 and 2019:

	Nine months ended March 31, 2020
	Operations Center in Argentina
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	5,345	1,730	683	1,928	7	-	71	9,764
Costs	(434)	(103)	(433)	(1,086)	(8)	-	(72)	(2,136)
Gross profit / (loss)	4,911	1,627	250	842	(1)	-	(1)	7,628
Net (loss) / gain from fair value adjustment of investment properties	(3,711)	3,241	2,673	-	-	-	362	2,565
General and administrative expenses	(620)	(200)	(137)	(279)	(87)	(212)	(91)	(1,626)
Selling expenses	(405)	(66)	(168)	(203)	-	-	(8)	(850)
Other operating results, net	(47)	(28)	(16)	(11)	(1)	-	70	(33)
Profit / (loss) from operations	128	4,574	2,602	349	(89)	(212)	332	7,684
Share of (loss)/ profit of associates and joint ventures	-	-	(6)	-	648	-	(410)	232
Segment profit / (loss)	128	4,574	2,596	349	559	(212)	(78)	7,916

Investment properties and trading properties	44,747	33,545	28,162	-	95	-	1,159	107,708
Investment in associates and joint ventures	-	-	499	-	(7,024)	-	6,307	(218)
Other operating assets	270	203	769	1,766	189	-	86	3,283
Operating assets	45,017	33,748	29,430	1,766	(6,740)	-	7,552	110,773

(i)
For the nine-month period ended March 31, 2020, the net gain from fair value adjustment of investment properties was Ps. 2,565. The net impact of the values in pesos of our properties was mainly a consequence of the change in macroeconomic conditions:
(a) gain of Ps.19,713.7 as a consequence of an increase in the projected inflation rate plus GDP, with the resulting increase in the cash flows from shopping malls revenues;
(b) loss of Ps.22,963.3 due to the conversion to dollars of the projected cash flow in pesos according to the exchange rate estimates used in the cash flow;
(c) an increase of 72 basis points in the discount rate, mainly due to an increase in the country-risk rate component of the WACC discount rate used to discount the cash flow, which led to a decrease in the value of the shopping malls of Ps.2,244.
(d) positive impact of Ps.14,539.7 resulting from the conversion into pesos of the value of the shopping malls in dollars based on the exchange rate at the end of the period;
(e) Additionally, due to the impact of the inflation adjustment, Ps. 12,160.3 were reclassified for shopping malls from “Net gain from fair value adjustment” to “Inflation Adjustment” in the Statement of Income and Other Comprehensive Income.

The value of our office buildings and other rental properties measured in real terms increased by 11.9% during the nine-month period ended as of March 31, 2020, due to a devaluation of the peso which exceeded the period's inflation rate.

	Nine months ended March 31, 2019
	Operations Center in Argentina
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	6,311	1,539	927	2,282	10	-	105	11,174
Costs	(517)	(67)	(375)	(1,139)	(4)	-	(110)	(2,212)
Gross profit / (loss)	5,794	1,472	552	1,143	6	-	(5)	8,962
Net (loss) / gain from fair value adjustment of investment properties	(15,130)	4,729	1,864	-	4	-	(156)	(8,689)
General and administrative expenses	(688)	(157)	(185)	(354)	(76)	(393)	(85)	(1,938)
Selling expenses	(426)	(70)	(36)	(228)	-	-	(13)	(773)
Other operating results, net	(60)	(22)	(200)	37	(19)	-	(340)	(604)
(Loss) / profit from operations	(10,510)	5,952	1,995	598	(85)	(393)	(599)	(3,042)
Share of (loss) / profit of associates and joint ventures	-	-	(30)	-	(534)	-	(730)	(1,294)
Segment (loss) / profit	(10,510)	5,952	1,965	598	(619)	(393)	(1,329)	(4,336)

Investment properties and trading properties	70,920	33,948	26,800	-	95	-	1,114	132,877
Investment in associates and joint ventures	-	-	396	-	(4,515)	-	6,201	2,082
Other operating assets	297	159	173	1,856	191	-	86	2,762
Operating assets	71,217	34,107	27,369	1,856	(4,229)	-	7,401	137,721

IRSA Inversiones y Representaciones Sociedad Anónima

Below is a summarized analysis of the segments from the Group’s Operations Center in Israel for the periods ended March 31, 2020 and 2019:

	Nine months ended March 31, 2020
	Operations Center in Israel
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Revenues	9,809	-	46,142	-	-	1,436	57,387
Costs	(4,942)	-	(33,775)	-	-	(427)	(39,144)
Gross profit	4,867	-	12,367	-	-	1,009	18,243
Net loss from fair value adjustment of investment properties	(2,585)	-	-	-	-	-	(2,585)
General and administrative expenses	(583)	-	(3,892)	-	(779)	(902)	(6,156)
Selling expenses	(177)	-	(8,507)	-	-	(326)	(9,010)
Impairment of associates and joint ventures	(2,344)	-	-	-	-	-	(2,344)
Other operating results, net	538	-	357	-	(46)	626	1,475
(Loss) / profit from operations	(284)	-	325	-	(825)	407	(377)
Share of profit / (loss) of associates and joint ventures	906	-	(166)	-	-	(18)	722
Segment profit	622	-	159	-	(825)	389	345

Operating assets	128,934	23,578	122,866	4,369	15,478	97,360	392,585
Operating liabilities	(123,524)	-	(93,688)	-	(95,930)	(36,570)	(349,712)
Operating assets (liabilities), net	5,410	23,578	29,178	4,369	(80,452)	60,790	42,873

	Nine months ended March 31, 2019
	Operations Center in Israel
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Revenues	10,510	-	40,234	-	-	1,676	52,420
Costs	(6,687)	-	(29,863)	-	-	(707)	(37,257)
Gross profit	3,823	-	10,371	-	-	969	15,163
Net gain from fair value adjustment of investment properties	386	-	-	-	-	-	386
General and administrative expenses	(509)	-	(3,520)	-	(758)	(1,095)	(5,882)
Selling expenses	(144)	-	(7,546)	-	-	(335)	(8,025)
Other operating results, net	-	-	288	-	323	197	808
Profit / (loss) from operations	3,556	-	(407)	-	(435)	(264)	2,450
Share of (loss) / profit of associates and joint ventures	(399)	504	-	-	-	(665)	(560)
Segment profit / (loss)	3,157	504	(407)	-	(435)	(929)	1,890

Operating assets	308,160	23,627	120,948	24,035	45,919	37,696	560,385
Operating liabilities	(239,335)	-	(95,324)	-	(133,277)	(18,162)	(486,098)
Operating assets (liabilities), net	68,825	23,627	25,624	24,035	(87,358)	19,534	74,287

IRSA Inversiones y Representaciones Sociedad Anónima

7.
Investments in associates and joint ventures

Changes in the Group’s investments in associates and joint ventures for the nine-month period ended March 31, 2020 and for the year ended June 30, 2019 were as follows:

	March 31, 2020	June 30, 2019
Beginning of the period / year	33,955	49,516
Adjustment previous periods (IFRS 9 and IAS 28)	(1,927)	(145)
Increase in equity interest in associates and joint ventures	3,123	662
Capital contributions	2,438	125
Capital reduction	(101)	(637)
Decrease of interest in associate	-	(6,811)
Deconsolidation (iii)	25,982	-
Share of profit / (loss)	1,176	(6,631)
Currency translation adjustment	(3,344)	(384)
Dividends (i)	(1,727)	(1,630)
Other comprehensive income	(1,046)	-
Reclassification to held-for-sale	(1,963)	-
Others	40	(110)
Incorporation by business combination	1,783	-
End of the period / year (ii)	58,389	33,955

(i)
 Note 25.
(ii)
 As of March 31, 2020 and June 30, 2019 includes Ps. (8,482) and Ps. (8,217), reflecting interests in companies with negative equity, which were disclosed in “Provisions” (Note 18).
(iii)
 Corresponds to the initial recognition of the residual investment in Gav-Yam after the loss of control. See Note 4.A.

Name of the entity	% ownership interest		Value of Group's interest in equity		Group's interest in comprehensive income / (loss)
	March 31, 2020	June 30, 2019	March 31, 2020	June 30, 2019	March 31, 2020	March 31, 2019
Associates
New Lipstick (1)	49.96%	49.96%	(8,467)	(8,217)	(257)	(856)
BHSA	29.91%	29.91%	3,740	4,224	(486)	(790)
Condor	18.89%	18.89%	1,395	1,321	103	101
PBEL	45.00%	45.40%	-	1,879	-	178
Shufersal	26.02%	26.02%	23,578	21,840	1,887	2,100
Mehadrin	N/A	45.41%	-	4,598	-	(172)
Gav-Yam	34.90%	N/A	26,612	N/A	(4,185)	N/A
Quality	50.00%	50.00%	1,996	1,774	183	90
La Rural SA	50.00%	50.00%	179	96	83	79
TGLT	30.50%	N/A	2,047	N/A	(17)	N/A
Other associates and joint ventures	N/A	N/A	7,309	6,440	521	(374)
Total associates and joint ventures			58,389	33,955	(2,168)	356

(1)
In March 2020, Metropolitan, a subsidiary of New Lipstick, received the cancellation of its debt with the Royal Bank of Canada, without any consideration. Said cancellation generated a positive result in Metropolitan of US $ 40 (the Group having recorded a result of US $ 20 according to the ownership of this investment). As of March 31, after giving effect to the aforementioned gain, the net liability exposure held by IRSA at the end of the period in said company is 2,538 (disclosed in liabilities and currency translation adjustment reserve).

Below is additional information about the Group’s investments in associates and joint ventures:

Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	Latest financial statements issued
				Share capital (nominal value)	Profit / (loss) for the period	Shareholders’ equity
Associates
New Lipstick	U.S.	Real estate	N/A	-	(*) 17	(*) (198)
BHSA	Argentina	Financial	448,689,072	(***) 1,500	(***) (498)	(***) 12,955
Condor	EE.UU.	Hotel	2,245,100	(*) 232	(*) (2)	(*) 86
PBEL	India	Real estate	(**) 1	(**) (2)	(**) -	(**) 3,254
Shufersal	Israel	Retail	123,917,650	(**) 242	(**) 220	(**) 1,834
Mehadrin	Israel	Agropecuaria	N/A	N/A	N/A	N/A
Gav-Yam	Israel	Inmobiliaria	N/A	N/A	(**) 328	(**) 3,596
Quality	Argentina	Real estate	163,039,244	326	366	3,932
La Rural SA	Argentina	Organization of events	714,498	1	175	273
TGLT (1)	Argentina	Real estate	279,502,813	925	(27)	5,958
Other joint ventures			-	N/A	N/A	N/A

(*)
 Amounts in millions of US Dollars under USGAAP. Condor’s year-end falls on December 31, so the Group estimates their interest with a three-month lag, including material adjustments, if any.
(**)
 Amounts in millions of NIS.
(***)
Information as of March 31, 2020 according to BCRA's standards.
(1)
 Additionally, 21,600,000 preferred class A shares and 24,948,798 preferred class B shares were subscribed, subject to conversion. As of the date of issuance of these financial statements, these preferred shares have not yet been converted.

IRSA Inversiones y Representaciones Sociedad Anónima

Puerto Retiro (joint venture):

There have been no changes to what was informed in Note 8 to the Annual Financial Statements.

8.
Investment properties

Changes in the Group’s investment properties for the nine-month period ended March 31, 2020 and for the year ended June 30, 2019 were as follows:

	Nine months ended March 31, 2020				Year ended June 30, 2019
	Rental properties	Undeveloped parcels of land	Properties under development	Total	Total
Fair value at the beginning of the period / year	278,527	27,054	10,933	316,514	343,476
Adjustments previous periods	405	-	-	405	-
Additions	1,155	1	2,339	3,495	11,019
Incorporation by business combination	232	-	-	232	-
Capitalized finance costs	-	-	-	-	221
Capitalized leasing costs	19	-	-	19	15
Amortization of capitalized leasing costs (i)	(12)	-	-	(12)	(20)
Transfers	24	(47)	16	(7)	411
Reclassification to assets held for sale	(21,271)	(1,657)	(613)	(23,541)	-
Deconsolidation	(137,197)	(7,739)	(4,532)	(149,468)	-
Disposals	(11,664)	(369)	-	(12,033)	(3,556)
Currency translation adjustment	37,404	1,556	1,143	40,103	(2,893)
Net (loss)/ gain from fair value adjustment	(2,736)	2,166	295	(275)	(32,159)
Fair value at the end of the period / year	144,886	20,965	9,581	175,432	316,514

(i)
Amortization charges of capitalized leasing costs were included in “Costs” in the Statements of Income (Note 21).

The following amounts have been recognized in the Statements of Income:

	03.31.2020	03.31.2019
Rental and services income	15,423	21,472
Direct operating expenses	(5,249)	(5,698)
Development reimbursements / (expenses)	70	(4,907)
Net unrealized loss from fair value adjustment of investment properties	(275)	(8,396)

Valuation techniques are described in Note 9 to the Annual Financial Statements. There were no changes to such techniques. The Group has reassessed the assumptions March 31, 2020, considering the market conditions existing at that date due to the pandemic described in Note 30, incorporating the effect of the variation in the exchange rate in other assets denominated in US Dollars.

IRSA Inversiones y Representaciones Sociedad Anónima

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the nine-month period ended March 31, 2020 and for the year ended June 30, 2019 were as follows:

	Nine month ended March 31, 2020						Year ended June 30, 2019
	Agricultural establishments	Buildings and facilities	Machinery and equipment	Communication networks	Others	Total	Total
Costs	-	10,090	2,293	86,649	11,602	110,634	104,584
Accumulated depreciation	-	(6,292)	(1,568)	(66,154)	(6,343)	(80,357)	(74,604)
Net book amount at the beginning of the period / year	-	3,798	725	20,495	5,259	30,277	29,980
Additions	-	279	58	2,885	1,081	4,303	6,780
Disposals	-	(59)	(5)	(3,033)	(39)	(3,136)	(57)
Incorporation by business combination	4,138	1,784	375	-	88	6,385	-
Deconsolidation	-	(401)	(564)	-	(42)	(1,007)	-
Reclassification to assets held for sale	-	(260)	-	-	-	(260)	-
Currency translation adjustment	(116)	185	126	1,341	607	2,143	(683)
Transfers	-	-	(14)	357	(357)	(14)	11
Depreciation charges (i)	-	(310)	(58)	(3,408)	(1,113)	(4,889)	(5,754)
Balances at the end of the period / year	4,022	5,016	643	18,637	5,484	33,802	30,277
Costs	4,022	8,881	2,154	86,459	10,272	111,788	110,634
Accumulated depreciation	-	(3,865)	(1,511)	(67,822)	(4,788)	(77,986)	(80,357)
Net book amount at the end of the period / year	4,022	5,016	643	18,637	5,484	33,802	30,277

(i)
As of March 31, 2020, depreciation charges of property, plant and equipment were recognized as follows: Ps. 4,132 in "Costs", Ps. 661 in "General and administrative expenses" and Ps. 96 in "Selling expenses", respectively in the Statement of Income (Note 21).

10.
Trading properties

Changes in the Group’s trading properties for the nine-month period ended March 31, 2020 and for the year ended June 30, 2019 were as follows:

	Nine month ended March 31, 2020				Year ended June 30, 2019
	Completed properties	Properties under development	Undeveloped sites	Total	Total
Beginning of the period / year	2,549	2,270	3,114	7,933	20,943
Adjustment previous periods (IFRS 15)	-	-	-	-	(7,901)
Additions	24	1,299	415	1,738	3,478
Desconsolidation	-	(147)	-	(147)	-
Capitalized financial costs	-	94	-	94	-
Currency translation adjustment	108	(10)	165	263	(1,283)
Transfers	(557)	588	(31)	-	50
Impairment	-	-	-	-	(43)
Capitalized finance costs	-	-	-	-	16
Disposals	(943)	(2,651)	(33)	(3,627)	(7,327)
End of the period / year	1,181	1,443	3,630	6,254	7,933
Non-current				4,319	7,437
Current				1,935	496
Total				6,254	7,933

IRSA Inversiones y Representaciones Sociedad Anónima

11.
Intangible assets

Changes in the Group’s intangible assets for the nine-month period ended March 31, 2020 and for the year ended June 30, 2019 were as follows:

	Nine month ended March 31, 2020							Year ended June 30, 2019
	Goodwill	Trademarks	Licenses	Customer relations	Information systems and software	Contracts and others	Total	Total
Costs	6,226	6,703	8,984	19,245	6,122	8,172	55,452	49,986
Accumulated amortization	-	(518)	(6,799)	(16,255)	(2,504)	(5,079)	(31,155)	(23,823)
Net book amount at the beginning of the period / year	6,226	6,185	2,185	2,990	3,618	3,093	24,297	26,163
Additions	-	-	-	-	1,170	2,263	3,433	3,532
Disposals	-	-	-	-	(113)	-	(113)	(58)
Deconsolidation	(3,092)	-	-	-	(21)	-	(3,113)	-
Impairment	-	-	-	-	-	-	-	(175)
Assets incorporated by business combination	-	-	-	36	18	-	54	-
Currency translation adjustment	1,886	433	143	171	258	200	3,091	(762)
Amortization charges (i)	-	(82)	(196)	(866)	(1,208)	(971)	(3,323)	(4,403)
Balances at the end of the period / year	5,020	6,536	2,132	2,331	3,722	4,585	24,326	24,297
Costs	5,020	7,177	9,622	20,552	6,595	10,982	59,948	55,452
Accumulated amortization	-	(641)	(7,490)	(18,221)	(2,873)	(6,397)	(35,622)	(31,155)
Net book amount at the end of the period / year	5,020	6,536	2,132	2,331	3,722	4,585	24,326	24,297

     (i)
As of March 31, 2020, amortization charges were recognized in the amount of Ps. 179 in "Costs", Ps. 1,144 in "General and administrative expenses" and
        Ps. 2,000 in "Selling expenses", in the Statement of Income (Note 21).

12.
Right-of-use assets

The Group’s right-of-use assets as of March 31, 2020 and June 30, 2019 are the following:

	March 31, 2020	June 30, 2019
Real Estate	6,838	-
Telecommunications	9,865	-
Machinery and equipment	14	-
Others	1,199	-
Total Right-of-use assets	17,916	-
Non-current	17,916	-
Total	17,916	-

The depreciation charge of the right-of use-assets is detailed below:

	March 31, 2020	March 31, 2019
Real Estate	397	-
Telecommunications	2.293	-
Others	646	-
Total depreciation of right-of-use assets	3.336	-

IRSA Inversiones y Representaciones Sociedad Anónima

13.
Financial instruments by category

This note presents the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information related to fair value hierarchy refer to Note 13 to the Annual Financial Statements. Financial assets and financial liabilities as of March 31, 2020 are the following:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
March 31, 2020
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	46,926	-	-	-	46,926	11,547	58,473
Investments in financial assets:
- Public companies’ securities	-	519	210	-	729	-	729
- Private companies’ securities	-	-	-	2,514	2,514	-	2,514
- Deposits	884	52	-	-	936	-	936
- Bonds	-	17,511	2,011	-	19,522	-	19,522
- Investments in financial assets with quotation	-	11,434	612	356	12,402	-	12,402
Derivative financial instruments:
- Foreign-currency future contracts	-	-	9	-	9	-	9
- Others	52	-	17	121	190	-	190
Restricted assets (i)	7,278	-	-	-	7,278	-	7,278
Financial assets available for sale:
- Clal	-	4,369	-	-	4,369	-	4,369
Cash and cash equivalents:
- Cash at bank and on hand	10,556	-	-	-	10,556	-	10,556
- Short-term investments	44,677	1,405	-	-	46,082	-	46,082
Total assets	110,373	35,290	2,859	2,991	151,513	11,547	163,060

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
March 31, 2020
Liabilities as per Statement of Financial Position
Trade and other payables	23,184	-	-	-	23,184	3,722	26,906
Borrowings (excluding finance leases)	324,511	-	-	-	324,511	-	324,511
Derivative financial instruments:
- Foreign-currency future contracts	-	-	108	-	108	-	108
- Others	17	-	1,162	-	1,179	-	1,179
- Forwards	-	-	35	-	35	-	35
Total liabilities	347,712	-	1,305	-	349,017	3,722	352,739

IRSA Inversiones y Representaciones Sociedad Anónima

Financial assets and financial liabilities as of June 30, 2019 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
June 30, 2019
Assets as per Statements of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	39,317	-	-	-	39,317	10,555	49,872
Investments in financial assets:	-	-	-	-	-	-	-
- Public companies’ securities	-	1,298	187	38	1,523	-	1,523
- Private companies’ securities	-	-	-	2,477	2,477	-	2,477
- Deposits	4,969	49	-	-	5,018	-	5,018
- Bonds	-	22,689	1,440	1,354	25,483	-	25,483
- Investments in financial assets with quotation	-	12,525	591	-	13,116	-	13,116
Derivative financial instruments	-	-	-	-	-	-	-
- Foreign-currency future contracts	-	-	39	-	39	-	39
- Others	-	-	17	129	146	-	146
Restricted assets (i)	10,118	-	-	-	10,118	-	10,118
Financial assets available for sale:	-	-	-	-	-	-	-
- Clal	-	21,483	-	-	21,483	-	21,483
Cash and cash equivalents:	-	-	-	-	-	-	-
- Cash at bank and on hand	9,122	-	-	-	9,122	-	9,122
- Short term investments	71,054	1,858	-	-	72,912	-	72,912
Total assets	134,580	59,902	2,274	3,998	200,754	10,555	211,309

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
June 30, 2019
Liabilities as per Statement of Financial Position
Trade and other payables	20,030	-	-	-	20,030	7,523	27,553
Borrowings (excluding finance leases)	423,892	-	-	-	423,892	-	423,892
Derivative financial instruments:	-
- Swaps	-	-	182	-	182	-	182
- Others	-	-	1,181	65	1,246	-	1,246
Total liabilities	443,922	-	1,363	65	445,350	7,523	452,873

(i) Corresponds to security deposits and escrows.

The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 17). The fair value of payables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant. Fair values are based on discounted cash flows (Level 3).

The valuation models used by the Group for the measurement of Level 2 and Level 3 instruments are no different from those used as of June 30, 2019.

As of March 31, 2020, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group.

IRSA Inversiones y Representaciones Sociedad Anónima

The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments. Details of such models are presented in the following table. When no quoted prices are available in an active market, fair values (particularly with derivatives) are based on recognized valuation methods.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range

Promissory note	Theoretical price	Acquisition agreement.	Level 2	-
Investments in financial assets - Other private companies’ securities	Cash flow / NAV - Theoretical price
Projected revenue discounted at the discount rate /
The value is calculated in accordance with shares in the equity funds on the basis of their Financial Statements, based on fair value or investments assessments.
			Level 3	1 - 3.5
Investments in financial assets - Others	Discounted cash flow - Theoretical price
Projected revenue discounted at the discount rate /
The value is calculated in accordance with shares in the equity funds on the basis of their Financial Statements, based on fair value or investment assessments.
			Level 3	1 - 3.5
Derivative financial instruments – Forwards	Theoretical price	Underlying asset price and volatility	Level 2 and 3	-

The following table presents the changes in Level 3 instruments as of March 31, 2020 and June 30, 2019:

	Derivative financial instruments - Forwards	Investments in financial assets - Private companies' securities	nvestments in financial assets - Others	Derivative financial instruments	Total as of March 31, 2020	Total as of June 30, 2019
Balances at beginning of the period / year	(65)	2,477	1,392	129	3,933	4,374
Additions and acquisitions	-	16	-	-	16	163
Transfer to level 1	-	-	-	(4)	(4)	56
Currency translation adjustment	(5)	121	72	(23)	165	(71)
Write off	-	-	(917)	-	(917)	-
Gain / (loss) for the period / year (i)	70	(100)	(191)	19	(202)	(589)
Balances at the end of the period / year	-	2,514	356	121	2,991	3,933

(i)
Included within “Financial results, net” in the Statements of Income.

IRSA Inversiones y Representaciones Sociedad Anónima

14.
Trade and other receivables

Group’s trade and other receivables as of March 31, 2020 and June 30, 2019 are as follows:

	March 31, 2020	June 30, 2019
Sale, leases and services receivables	33,857	33,649
Less: Allowance for doubtful accounts	(2,871)	(2,517)
Total trade receivables	30,986	31,132
Prepaid expenses	10,544	7,575
Borrowings, deposits and others	7,966	3,909
Advances to suppliers	1,046	1,229
Tax receivables	562	605
Others	4,498	2,905
Total other receivables	24,616	16,223
Total trade and other receivables	55,602	47,355
Non-current	20,554	16,778
Current	35,048	30,577
Total	55,602	47,355

Movements on the Group’s allowance for doubtful accounts were as follows:

	March 31, 2020	June 30, 2019
Beginning of the period / year	2,517	1,699
Adjustments previous periods (IFRS 9)	-	184
Additions	585	741
Recovery	(114)	(58)
Currency translation adjustment	558	602
Deconsolidation	(19)	-
Receivables written off during the period/year as uncollectable	(510)	(441)
Transfer to assets held for sale	(19)
Inflation adjustment	(127)	(210)
End of the period / year	2,871	2,517

The creation and release of the allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income (Note 21).

15.
Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the nine month periods ended March 31, 2020 and 2019:
	Note	Nine months ended 03.31.2020	Nine months ended 03.31.2019
Loss for the period		(4,187)	(13,442)
Profit for the period from discontinued operations		(17,180)	(3,680)
Adjustments for:
Income tax	19	2,142	(3,225)
Amortization and depreciation	21	11,604	7,859
Net loss from fair value adjustment of investment properties		275	8,396
Share-based compensation		133	47
Impairment associates		2,344	301
Impairment of goodwill		-	175
Net gain from disposal of intangible assets		-	(13)
Gain from disposal of subsidiary and associates		-	(902)
Gain from business combination		(1,615)	-
Financial results, net		27,748	16,431
Provisions and allowances		607	1,228
Share of (profit) / loss of associates and joint ventures	7	(1,115)	1,969
Changes in operating assets and liabilities:
Decrease / (increase) in inventories		79	(369)
Decrease in trading properties		976	209
Increase in restricted assets		(1,038)	(193)
Decrease in trade and other receivables		3,975	833
Decrease in trade and other payables		(2,676)	(1,676)
Decrease in salaries and social security liabilities		(103)	(329)
Decrease in provisions		(737)	(302)
Net cash generated by continuing operating activities before income tax paid		21,232	13,317
Net cash generated by discontinued operating activities before income tax paid		2,566	4,523
Net cash generated by operating activities before income tax paid		23,798	17,840

IRSA Inversiones y Representaciones Sociedad Anónima

The following table shows the incorporation of balances by business combination:

03.31.2020
Investment properties	(232)
Property, plant and equipment	(6,385)
Intangible assets	(54)
Investments in associates and joint ventures	(1,783)
Restricted assets	(156)
Income tax and MPIT credit	(139)
Trade and other receivables	(9,101)
Right-of-use assets	(3,814)
Derivative financial instruments	(35)
Inventories	(2,375)
Borrowings	6,987
Deferred income tax liabilities	963
Trade and other payables	4,404
Lease liabilities	2,011
Provisions	54
Employee benefits	121
Salaries and social security liabilities	191
Income tax and MPIT liabilities	17
Net value of incorporated assets that do not affect cash	(9,326)
Cash and cash equivalents	4,385
Non-controlling interest	7,063
Bargain purchase gain	(357)
Net cash incorporated	1,765

The following table presents a detail of significant non-cash transactions occurred in the nine-month periods ended March 31, 2020 and 2019:

	Nine months ended 03.31.2020	Nine months ended 03.31.2019
Decrease of associates and joint ventures through an increase of trade and other receivables	-	1,097
Decrease of associates and joint ventures through a decrease of shareholders’ equity	-	147
Increase of investment properties through a decrease of financial assets	596	-
Increase of trade and other receivables through a decrease of associates and joint ventures	-	411
Increase of property, plant and equipment through an increase of trade and other payables	871	1,385
Increase of intangible assets through an increase of trade and other payables	522	313
Increase of trading properties through an increase of trade and other payables	94	99
Distribution of dividends to non-controlling interest pending payment	746	2,567
Increase of investments in financial assets through a decrease of investments in associates and joint ventures	27	-
Increase of investments in associates and joint ventures through a decrease of investments in financial assets	793	-
Decrease of in investments in associates and joint ventures through a decrease in borrowings	20	7
Increase of associates due to loss of control in subsidiaries	1,271	-
Decrease in borrowings through a decrease in financial assets	2,329	-
Distribution of dividends in shares	562	-
Increase of investment properties through an increase of borrowings	-	42
Decrease of trade and other receivables through an increase of investments in associates and joint ventures	-	7

16.
Trade and other payables

Group’s trade and other payables as of March 31, 2020 and June 30, 2019 were as follows:

	March 31, 2020	June 30, 2019
Trade payables	16,329	16,481
Advances from sales, leases and services	2,812	4,282
Construction obligations	572	1,263
Accrued invoices	457	639
Deferred income	104	129
Total trade payables	20,274	22,794
Dividends payable to non-controlling interest	746	194
Taxes payable	297	397
Construction provisions	-	1,377
Other payables	5,589	2,791
Total other payables	6,632	4,759
Total trade and other payables	26,906	27,553
Non-current	2,232	2,378
Current	24,674	25,175
Total	26,906	27,553

IRSA Inversiones y Representaciones Sociedad Anónima

17.
Borrowings

The breakdown of the Group’s borrowings as of March 31, 2020 and June 30, 2019 was as follows:

	Total as of March 31, 2020 (ii)	Total as of June 30, 2019 (ii)	Fair value as of March 31, 2020	Fair value as of June 30, 2019
NCN	267,445	362,183	257,381	357,354
Bank loans	52,943	55,348	46,454	52,905
Bank overdrafts	2,727	381	2,727	381
Other borrowings (i)	1,396	5,980	1,396	8,412
Total borrowings	324,511	423,892	307,958	419,052
Non-current	256,209	362,173
Current	68,302	61,719
	324,511	423,892

(i)  Includes finance leases in the amount of Ps. 20 as of June 30, 2019.
(ii) Includes Ps. 269,504 and Ps. 373,564 as of March 31, 2020 and June 30, 2019, respectively, corresponding to the Operations Center in Israel.

The following table describes the Group’s issuance of debt during the present period:

Entity	Class	Issuance / expansion date	Amount in original currency	Maturity date	Nominal rate of	Principal payment	Interest payment
interest
IRSA	Class I 2nd tranche	Aug-19	USD 85	11/15/2020	10.00% e.a.	At maturity	quarterly	(1)
IRSA	Class II	Aug-19	CLP 31 (2)	08/06/2020	10.50% e.a.	At maturity	quarterly
IDBD	Serie 15	Nov-19	NIS 237	06/30/2022	4.70% e.a.	2 payments	quarterly

(1)
Corresponds to an expansion of the series.
(2)
Equivalent to USD 45 as of the issuance date.

18.
Provisions

The table below shows the movements in the Group's provisions categorized by type:

	Nine month ended March 31, 2020					Year ended June 30, 2019
	Legal claims (i)	Investments in associates and joint ventures (ii)	Site dismantling and remediation	Other provisions	Total	Total
Beginning of period / year	2,266	8,217	326	2,396	13,205	9,710
Additions	324	-	32	-	356	4,419
Share of los of associates	-	(689)	-	-	(689)	-
Incorporated by business combination	54	-	-	-	54	-
Recovery	(38)	-	-	-	(38)	(103)
Used during the period / year	(549)	-	-	(499)	(1,048)	(336)
Inflation adjustment	(55)	-	-	-	(55)	(72)
Currency translation adjustment	130	954	23	(42)	1,065	(413)
End of period / year	2,132	8,482	381	1,855	12,850	13,205
Non-current					10,772	10,868
Current					2,078	2,337
Total					12,850	13,205

(i)
Additions and recovery are included in "Other operating results, net".
(ii)
Corresponds to investments in New Lipstick and Puerto Retiro, companies that have negative equity. The increase and recovery is included in "Share of profit of associates and joint ventures ".
.
There were no significant changes to the processes mentioned in Note 18 to the Annual Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

19.
Taxes

The details of the Group’s income tax, is as follows:

	March 31, 2020	March 31, 2019
Current income tax	(485)	(1,168)
Deferred income tax	(1,657)	4,393
Income tax from continuing operations	(2,142)	3,225

Below is a reconciliation between income tax recognized and the amount which would result from applying the prevailing tax rate on profit before income tax for the nine-month periods ended March 31, 2020 and 2019:

	Nine months ended March 31, 2020	Nine months ended March 31, 2019
Profit from continuing operations at tax rate applicable in the respective countries (*)	6,957	5,474
Permanent differences:
Share of profit of associates and joint ventures	472	82
Unrecognized tax loss carryforwards (i)	(3,117)	(1,677)
Changes in fair value of financial instruments	(1,598)	-
Inflation adjustment permanent difference	(597)	(601)
Tax rate differential	1,182	1,254
Non-taxable profit, non-deductible expenses and others	(2,019)	(1,307)
Fiscal transparency	101	-
Tax inflation adjustment	(3,523)
Income tax from continuing operations	(2,142)	3,225

(i)
 Corresponds principally to Operations Center in Argentina.

The gross movement in the deferred income tax account is as follows:

	March 31, 2020	June 30, 2019
Beginning of period / year	(49,366)	(55,254)
Use of tax loss carryforwards	(65)	-
Currency translation adjustment	(3,661)	1,775
Incorporated by business combination	(963)	-
Deconsolidation	20,072	-
Deferred income tax charge	(1,657)	4,113
End of period / year	(35,640)	(49,366)
Deferred income tax assets	430	542
Deferred income tax liabilities	(36,070)	(49,908)
Deferred income tax liabilities, net	(35,640)	(49,366)

Tax law modifications in the operation center Argentina

 Law No. 27,541 of solidarity and production recovery, published on December 23, 2019 introduced certain amendments to different taxes and the creation of the Tax for an Inclusive and Selfless Argentina (PAIS).

The main modifications affecting the Group in relation to income tax are the following:

1)
 In the first and second fiscal year beginning after January 1, 2018 (namely, for the Group’s fiscal years beginning on July 1, 2019 and 2020), the gain or loss resulting from tax inflation adjustment will be charged by one sixth in the determination exercise and the remaining five sixths in the following fiscal years;

2)
The tax rate applicable to companies for the third fiscal year beginning after January 1, 2018 was increased from 25% to 30% (namely, for the Group’s fiscal years beginning on July 1, 2019)

IRSA Inversiones y Representaciones Sociedad Anónima

20.
Revenues
	Nine months ended March 31, 2020	Nine months ended March 31, 2019
Income from communication services	34,482	30,366
Rental and services income	15,423	16,351
Sales of communication equipment	11,661	9,868
Sales of trading properties and developments	4,636	6,176
Revenue from hotels operation and tourism services	2,106	2,451
Other revenues	1,256	972
Total Group’s revenues	69,564	66,184

21.
Expenses by nature

The Group discloses expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosures regarding expenses by nature and their relationship to the function within the Group.

	Costs	General and administrative expenses	Selling expenses	Total as of March 31, 2020	Total as of March 31, 2019
Cost of sale of goods and services	12,329	-	-	12,329	12,667
Salaries, social security costs and other personnel expenses	4,755	2,907	4,119	11,781	10,641
Depreciation and amortization	7,146	2,138	2,320	11,604	7,859
Fees and payments for services	1,924	1,270	40	3,234	6,027
Maintenance, security, cleaning, repairs and others	3,372	384	300	4,056	3,968
Advertising and other selling expenses	1,381	462	211	2,054	2,034
Taxes, rates and contributions	495	62	483	1,040	1,001
Interconnection and roaming expenses	4,787	-	-	4,787	4,322
Fees to other operators	7,054	-	-	7,054	6,136
Director´s fees	-	427	-	427	572
Leases and service charges	85	17	14	116	386
Allowance for doubtful accounts, net	-	-	555	555	600
Other expenses	496	80	1,804	2,380	2,576
Total as of March 31, 2020	43,824	7,747	9,846	61,417
Total as of March 31, 2019	42,213	7,783	8,793		58,789

22.
Cost of goods sold and services provided

	Total as of March 31, 2020	Total as of March 31, 2019
Inventories at the beginning of the period (*)	9,489	22,274
Adjustments previous periods	-	(8,126)
Purchases and expenses (**)	24,146	41,852
Capitalized finance costs	-	99
Currency translation adjustment	10,063	(369)
Transfers	-	(810)
Disposals	(3,627)	(1,231)
Deconsolidation	(147)	-
Incorporated by business combination	2,394	-
Inventories at the end of the period (*)	(9,978)	(11,065)
Total costs	32,340	42,624

The following table presents the composition of the Group’s inventories as of March 31, 2020 and June 30, 2019:

	Total as of March 31, 2020	Total as of March 31, 2019
Real estate	6,254	7,933
Telecommunications	1,349	1,556
Fruits	2,375	-
Total inventories at the end of the period (*)	9,978	9,489

(*)  Inventories include trading properties and inventories.
(**) As of March 31, 2019 includes the cost of goods sold from Gav-Yam which was reclassified to discontinued operations.

IRSA Inversiones y Representaciones Sociedad Anónima

23.
Other operating results, net

	Nine months ended March 31, 2020	Nine months ended March 31, 2019
Gain from disposal of subsidiary and associates (1)	357	902
Donations	(134)	(162)
Lawsuits and other contingencies	(82)	(55)
Operating interest expense	491	344
Others (2)	845	(642)
Total other operating results, net	1.477	387

(1)
As of March 31, 2019, includes the gain from the sale of the Group´s equity interest in Cyber Secdo.
(2)
As of March 31, 2020, includes a loss of Ps. 1,258 from the remeasurement of Mehadrin while incorporating it as an associate, after it was reclassified to assets held for sale and before the business combination.

24.
Financial results, net

	Nine months ended March 31, 2020	Nine months ended March 31, 2019
Finance income:
- Interest income	655	772
- Dividend income	122	74
- Other finance income	72	491
Total finance income	849	1,337
Finance costs:
- Interest expenses	(15,488)	(15,213)
- Other finance costs	(793)	(546)
Subtotal finance costs	(16,281)	(15,759)
Capitalized finance costs	93	141
Total finance costs	(16,188)	(15,618)
Other financial results:
- Fair value gain of financial assets and liabilities at fair value through profit or loss, net	(9,778)	(304)
- Exchange differences, net	(4,950)	(3,099)
- Gain from repurchase of negotiable obligations	2,738	-
- Gain from derivative financial instruments, net	(355)	606
Total other financial results	(12,345)	(2,797)
- Inflation adjustment	339	(686)
Total financial results, net	(27,345)	(17,764)

(i)
Clal's loss for the periods ended March 31, 2020 and 2019 amounts to $ 8,000 and $ 1,460 respectively

IRSA Inversiones y Representaciones Sociedad Anónima

25.
Related party transactions

The following is a summary of the balances with related parties as of March 31, 2020 and June 30, 2019:

Item	March 31, 2020	June 30, 2019
Trade and other receivables	2,046	1,561
Investments in financial assets	1,270	1,539
Borrowings	(79)	-
Trade and other payables	(225)	(453)
Total	3,012	2,647

Related party	March 31, 2020	June 30, 2019	Description of transaction	Item
Manibil S.A.	-	-	Contributions in advance	Trade and other receivables
New Lipstick LLC	1,355	1,194	Loans granted	Trade and other receivables
	(70)	-	Loans obtained	Borrowings
	16	14	Reimbursement of expenses receivable	Trade and other receivables
Condor	243	225	Public companies securities	Trade and other receivables
IRSA Real Estate Strategies LP	105	-	Reimbursement of expenses receivable	Trade and other receivables
Other associates and joint ventures	-	1	Reimbursement of expenses receivable	Trade and other receivables
	-	(16)	Leases and/or rights of use payable	Trade and other payables
	(9)	-	Loans obtained	Borrowings
	5	-	Management fees	Trade and other receivables
	82	16	Leases and/or rights of use receivable	Trade and other receivables
	203	-	Dividends	Trade and other receivables
	(11)	-	Reimbursement of expenses receivable	Trade and other payables
	-	15	Reimbursement of expenses payable	Trade and other receivables
Total associates and joint ventures	1,919	1,449
Cresud	(5)	(50)	Reimbursement of expenses receivable	Trade and other payables
	(131)	(155)	Corporate services receivable	Trade and other payables
	1,270	1,539	NCN	Investment in financial assets
	3	7	Leases and/or rights of use receivable	Trade and other payables
	(1)	(1)	Management fee	Trade and other payables
	(3)	(4)	Share based payments	Trade and other payables
Total parent company	1,133	1,336
Directors	(74)	(227)	Fees for services received	Trade and other payables
Others (1)	-	37	Leases and/or rights of use receivable	Trade and other receivable
	34	52	Reimbursement of expenses receivable	Trade and other receivable
Total directors and others	(40)	(138)
	3,012	2,647

(1)
Includes CAMSA, Estudio Zang, Bergel & Viñes, Austral Gold, Fundación IRSA, Hamonet S.A., CAM Communication LP, Gary Gladstein and Fundación Museo de los Niños.

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary of the results with related parties for the nine month periods ended March 31, 2020 and 2019:

Related party	Nine months ended March 31, 2020	Nine months ended March 31, 2019	Description of transaction
BACS	41	39	Leases and/or rights of use
Manibil	-	28	Corporate services
Tarshop	-	39	Leases and/or rights of use
	-	1	Commissions
La Rural S.A.	-	36	Leases and/or rights of use
Other associates anf joint ventures	32	10	Financial operations
Otras asociadas y negocios conjuntos	7	22	Leases and/or rights of use
Otras asociadas y negocios conjuntos	(124)	-	Honorarios y remuneraciones
Total associates and joint ventures	(44)	175
Cresud	13	25	Leases and/or rights of use
Cresud	(378)	(377)	Corporate services
Cresud	(44)	485	Financial operations
Total parent company	(409)	133
Directors	(328)	(534)	Fees and remunerations
Otras (1)	-	3	Leases and/or rights of use
Otras (1)	(18)	10	Financial operations
Otras (1)	-	(16)	Donations
	(20)	-	Fees
Total others	(366)	(537)
Total at the end of the period	(819)	(229)

(1)
Includes Isaac Elsztain e Hijos, CAMSA. Hamonet S.A., Ramat Hanassi, Estudio Zang, Bergel y Viñes, Austral Gold, La Rural, New Lipstick, Condor, TGLT and Fundación IRSA.

The following is a summary of the transactions with related parties for the nine-month periods ended March 31, 2020 and 2019:

Related party	Nine months ended March 31, 2020	Nine months ended March 31, 2019	Description of the operation
La Rural S.A.	-	411	Dividends received
Condor	26	92	Dividends received
Mehadrin	-	90	Dividends received
Manaman	-	101	Dividends received
Nuevo Puerto Santa Fe S.A.	36	15	Dividends received
Nave by the sea	-	46	Dividends received
Shufersal	383	-	Dividends received
Gav Yam	1,266	-	Dividends received
Emco	16	704	Dividends received
Total dividends received	1,727	1,459
Cresud	11	1,561	Dividends granted
Helmir	(194)	10	Dividends granted
Total dividends distribution	(183)	1,571
Quality	39	-	Capital contributions
Manibil	83	-	Capital contributions
IBC	2,239	-	Capitalized loan
Others	77	37	Capital contributions
Total capital contributions	2,438	37
TGLT S.A.	2,064	-	Purchase and exchange of shares
Total other transactions	2,064	-

IRSA Inversiones y Representaciones Sociedad Anónima

26.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to the Unaudited Condensed Interim Consolidated Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 Investment properties and Note 9 Property, plant and equipment
Exhibit B - Intangible assets	Note 11 Intangible assets
Exhibit C - Investment in associates	Note 7 Investments in associates and joint ventures
Exhibit D - Other investments	Note 13 Financial instruments by category
Exhibit E – Provisions	Note 18 Provisions
Exhibit F - Cost of sales and services provided	Note 22 Cost of goods sold and services provided
Exhibit G - Foreign currency assets and liabilities	Note 27 Foreign currency assets and liabilities

27.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item / Currency (1)	Amount (2)	Peso exchange rate (3)	Total as of 03.31.20	Total as of 06.30.19
Assets
Trade and other receivables
US Dollar	35	59.690	2,107	2,323
Euros	1	66.853	37	187
Receivables with related parties:
US Dollar	4	59.890	227	227
Total trade and other receivables			2,371	2,737
Investments in financial assets
US Dollar	13	59.690	780	4,565
Pounds	-	78.266	-	65
Investments with related parties:
US Dollar	20	59.890	1,212	1,539
Total investments in financial assets			1,992	6,169
Derivative financial instruments
US Dollar	-	59.690	-	16
Total Derivative financial instruments			-	16
Cash and cash equivalents
US Dollar	71	59.690	4,219	15,729
Euros	1	66.853	1	98
Total cash and cash equivalents			4,220	15,827
Total Assets			8,583	24,749

Liabilities
Trade and other payables
US Dollar	9	59.890	528	9,961
Euros	1	67.227	3	49
Payables to related parties:
US Dollar	-	59.890	-	19
Total Trade and other payables			531	10,029
Borrowings
US Dollar	539	59.890	32,270	49,044
Borrowings with related parties
US Dollar	1	59.890	64	821
Total Borrowings			32,334	49,865
Derivative financial instruments
US Dollar	1	59.890	53	37
Total derivative financial instruments			53	37
Lease liabilities
US Dollar	1	59.890	14	-
Total lease liabilities			14	-
Total Liabilities			32,932	59,931

(1) Considering foreign currencies those that differ from each Group’s subsidiaries functional currency at each period/year-end.
(2) Stated in millions of each foreign currency.
(3) Exchange rates as of March 31, 2020 according to Banco de la Nación Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

28.
Groups of assets and liabilities held for sale

As mentioned in Note 4.C. to the Annual Financial Statements, the Group has certain assets and liabilities classified as held for sale. The following table presents the main ones:

	March 31, 2020	June 30, 2019
Property, plant and equipment	30,894	6,006
Intangible assets	832	129
Investments in associates	173	567
Deferred income tax assets	416	275
Investment properties	1,144	114
Income tax credits	52	-
Trade and other receivables	1,560	2,850
Cash and cash equivalents	1,614	971
Total assets held-for-sale	36,685	10,912
Trade and other payables	9,362	4,598
Salaries and social security liabilities	347	-
Employee benefits	17	274
Deferred income tax liabilities	1,768	49
Borrowings	8,426	2,801
Total liabilities held-for-sale	19,920	7,722
Total net assets held-for-sale	16,765	3,190

29.
Results from discontinued operations

The results from operations of Gav-Yam for the period ended March 31, 2020 and the results from Israir and IDB Tourism for both periods; have been reclassified in the Statements of Income under discontinued operations.

	Nine months ended March 31, 2020	Nine months ended March 31, 2019
Revenues	17,772	20,339
Costs	(13,885)	(13,751)
Gross profit	3,887	6,588
Net gain from fair value adjustment of investment properties	-	1,465
General and administrative expenses	(864)	(882)
Selling expenses	(672)	(833)
Other operating results, net	15,893	(165)
Profit from operations	18,244	6,173
Share of profit of associates and joint ventures	143	230
Profit before financial results and income tax	18,387	6,403
Finance income	114	243
Finance cost	(1,446)	(2,068)
Other financial results	109	(129)
Financial results, net	(1,223)	(1,954)
Profit before income tax	17,164	4,449
Income tax	16	(769)
Profit from discontinued operations	17,180	3,680

Profit for the period from discontinued operations attributable to:
Equity holders of the parent	9,557	1,361
Non-controlling interest	7,623	2,319
Profit per share from discontinued operations attributable to equity holders of the parent:
Basic	16.59	2.37
Diluted	16.50	2.35

(1)
 Includes the fair value remeasurement of remaining interest in Gav-Yam

As of March 31, 2020 and 2018, Ps. 2,125 and Ps. 5,239 of the total revenues from discontinued operations and Ps. 17,460 and Ps.3,222 of the total profit from discontinued operations correspond to Gav-Yam.

IRSA Inversiones y Representaciones Sociedad Anónima

30.
Other relevant events of the period

Economic context in which the company operates

The Company operates within a complex economic context, whose main economic variables have recently had strong volatility, both nationally and internationally.

The results of our operations may be affected by fluctuations in the inflation index and in the exchange rate of the Argentine peso against other currencies, specifically the dollar, changes in interest rates that have an impact on the cost of capital, changes in government policies, capital controls and other political or economic events both internationally and locally that affect the country.

On December 2019, a new strain of coronavirus (COVID-19) appeared in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. On March 3, 2020, the first case of COVID-19 was registered in the country, which is why the National Executive Power (NEP) implemented a series of sanitary isolation measures, which affected the local economy. These include: the expansion of the public emergency in health matters, the total closure of international borders, the suspension of international and domestic flights, the suspension of medium and long-distance land transportation, the suspension of artistic and sports shows, closure of shopping malls and hotels and the social, preventive and mandatory isolation until June 7, 2020, inclusive (which could be extended for the duration of the epidemiological situation), by virtue of which all residents (with exceptions) must remain in their habitual residences and refrain from attending their work place. This series of measures forced most of the Argentine companies to suspend their commercial operations during these times, stressing their financial situation in the short and medium term, not only due to the fall in their income, but due to the increased risk that their debtors may not comply with the payments. In this context, the Argentine government announced different measures aimed to relieved the financial crisis of the companies affected by the COVID-19 pandemic. In addition, it is worth mentioning that to the slowness of the Argentine economy adds to a context of international crisis as a consequence of the COVID-19 pandemic. In this scenario, a sharp drop in exports and less foreign exchange earnings are expected, which further complicates the possibility that the Argentine government will reactivate the economy during the current year.

Additionally, the government faces the challenge of successfully renegotiating the external debt with both the IMF and private holders of debentures and avoiding default. As a result, for all the aforementioned, Argentina could find its access to the international capital market complicated in the coming years. For this reason, the renegotiation of the external debt and its result will directly impact the Argentine economy. If renegotiation times are extended too long, the uncertainty in the financial markets will increase and the country-risk indicators will continue to rise. If Argentina achieves a favorable result from the ongoing renegotiation with public holders of debentures and agrees to restructure its debt with the IMF, this could favorably impact the Argentine economy in the medium and long term. On the contrary, the lack of an agreement with external debt holders could lead to a default on the Argentine sovereign debt and, consequently, this situation could lead to limitations on the capacity of companies to access new financing.

At a local level, the following was observed:

    ●
In January 2020, an indicador called “Monthly Estimator of Economic Activity” (“EMAE”) reported by the National Institute of Statistics and Censuses (“INDEC”), registered a variation of 1.8% compared to the same month of 2019, and from -0,1% compared to the previous month.

●
The study on market expectations prepared by the Argentine Central Bank in March 2020, called the Market Expectations Survey (“REM”), estimates an inflation of 40.0% for 2020. REM analysts forecast a change in real GDP for 2020 of (4.3%), that is, a drop of 3.1 percentage points compared to the forecast of the previous month. In turn, they foresee that in 2021 the economic activity will vary 3.0%, that is to say, 1.3 percentage points higher than the one predicted a month ago. Although a further contraction of GDP is expected in the first quarters of 2020, there is an expectation of growth for the third quarter of 2020, motivated by the fact that the effect of the pandemic is perceived as transitory and that a recovery in economic activity will begin soon.

IRSA Inversiones y Representaciones Sociedad Anónima

    ●
Year-to-year inflation as of December 31, 2019 reached 53.8%. According to the first four months of the year 2020, rates of 2.3%, 2.0%, 3.3% and 1.5% were registered in January, February, March and April, respectively.

●
Throughout the period from July 2019 to March 2020, the Argentinian peso depreciated 51.8% against the US dollar according to the average wholesale exchange rate quoted by Banco de la Nación Argentina. Given the exchange restrictions since August 2019, there is an exchange gap of approximately 70% between the official price of the dollar and its price in parallel markets, which impacts the level of activity of the economy and affects the level of reserves of the Argentine Central Bank. Additionally, these exchange restrictions, or those that may be issued in the future, could affect the Company's ability to access the Single Exchange Free Market (MULC) to acquire the necessary currencies to meet its financial obligations.

●
The outflow of flows to emerging markets and the worldwide impact of the Coronavirus, also affected Argentina, causing a deterioration in its country-risk indicator that reached 3,020 basis points as of May 12, 2020, according to J.P. Morgan EMBI + Index, deteriorating the ability to obtain new external financing.

COVID-19 PANDEMIC

The COVID-19 pandemic, originated in China and subsequently spread to numerous countries, including Argentina, is adversely impacting the global economy, the Argentine economy and the Company's business. Although the COVID-19 pandemic has had a national impact on the activity carried out by the Company, it is still too early to assess its full extent.

On March 12, 2020, the National Executive Power (NEP) ordered a health emergency to handle the crisis caused by COVID-19, and later, on March 19, issued a decree ordering social, preventive and mandatory isolation, which originally applied from March 20 to March 31, 2020 inclusive, and has been extended since then until June 28, 2020. The measures adopted in Argentina include the deceleration or suspension of most of the non-essential activities carried out by individuals and, consequently, are significantly affecting the national and regional economy and economic uncertainty is increasing, evidenced by an increase in asset price volatility.

The current estimated impacts of the COVID-19 pandemic on the Company as of the date of these financial statements are established below:

Operations Center in Argentina

-
As a consequence of the social, preventive and compulsory isolation, the shopping malls across the country were closed, exclusively remaining operational those stores dedicated to activities considered essential such as pharmacies, supermarkets and banks, while some gastronomic and clothing stores are working by delivery and via WhatsApp. Within the country, during May, some provinces proceeded to reduce isolation and open their commercial and recreational activities, such as Salta, where the Alto Noa shopping mall is operating with a strict protocol that includes reduced hours, social distancing and a rigorous control of security and hygiene.

-
Given the closure of the shopping malls, our subsidiary IRSA Propiedades Comerciales S.A. (hereinafter IRSA CP) has decided to postpone the maturities of the base rent and the collective promotion fund for the months of April and May 2020, prioritizing the long-term relationship with its tenants. Additionally, an increase in the delinquency rates of some tenants has been detected.

-
Regarding the offices, although most tenants are working in home office mode, they are operating with strict safety and hygiene protocols. To date, we have not seen any deterioration in collection.

-
La Rural, the Convention Centers of Buenos Aires and Punta del Este and the DirecTV Arena stadium, establishments that the Company owns directly or indirectly, have also been closed since March 20. All scheduled conferences are suspended, most of the fairs and conventions have been postponed, while the shows scheduled at the DirecTV Arena have been mostly canceled. The reopening date of these establishments is uncertain, as well as the future agenda of fairs, conventions and shows.

IRSA Inversiones y Representaciones Sociedad Anónima

-
In order to minimize the risk of spreading the virus and protect public health, Libertador hotel in the City of Buenos Aires and Llao Llao hotel in Río Negro province are temporarily closed, and we do not know with certainty when they may be reopened and when they will be able to operate normally again; meanwhile, Intercontinental hotel in the City of Buenos Aires is working only under a contingency and emergency plan.

Israel Business Center

-
Although COVID-19 has had a negative impact on the market valuations of IDB, DIC and operating subsidiaries given the sharp drop in prices, the mandatory isolation lasted approximately 10 days with subsequent relaxation of activities under strict safety and hygiene protocols. Regarding operating businesses, there have been mixed impacts:

o
in the case of supermarkets (Shufersal) and agriculture (Mehadrin) they have had a short-term positive impact as they are essential activities.

o
in telecommunications (Cellcom), especially regarding international roaming service, a decrease in consumption has been experienced due to the significant reduction in international tourism. Cellcom has taken measures to reduce these negative effects, cutting costs and investments during the coronavirus crisis period, including downsizing.

o
at PBC, real estate activities and income are affected by the economy and restrictions in circulation, and therefore PBC’s cash flow is expected to be somewhat vulnerable, although it cannot be estimated to what extent at this time. PBC has carried out a valuation of its investment properties on those in which there were signs of impairment and because of this it has recorded a loss of Ps. 2,861 in the value of its properties.

Financial instruments measured at fair value through profit and loss: The current situation generated a great volatility in the markets, which generated a decrease of Ps. 9,778 in the valuation of financial instruments measured at fair value. See note 13 for a description of the Company’s financial assets.

Regarding the Group financial debt maturities for the next twelve months:

1.
IRSA has the maturity of Class II Notes with a face value of USD 71.4, maturing on July 20, 2020; Class II Notes with a nominal value of CLP 31,502.6 million (equivalent to approximately USD 37.2) maturing on August 6, 2020; Class II Notes with a nominal value of USD 181.5, maturing on November 15, 2020 and bank debt for an amount equivalent to USD 55.2.

2.
Our subsidiary IRSA CP has the maturity of Class IV Notes with a face value of USD 140 in September 2020 and USD 27.3 with banks.

3.
Our subsidiaries IDB-DIC have short-term financial debt with a face value of USD 223 (which include notes and loans with banks and financial institutions), it should be mentioned that these commitments have no effect on IRSA, given that said indebtedness does not have recourse against IRSA, nor has IRSA guaranteed it with its assets, as described in Note 1 to these Financial Statements.

As a subsequent event, in May 2020, IRSA has issued Notes in the local market for an approximate amount of USD 67 to refinance short-term debt. With the proceeds from this issuance, it would cover the maturity of Class II Notes for a nominal value of USD 71.4, maturing on July 20, 2020.

IRSA Inversiones y Representaciones Sociedad Anónima

Among the alternatives that are being considered to refinance August 2020 and November 2020 Notes maturities, are the capital increase approved by the Annual Shareholders’ Meeting on October 30, 2019 for an approximate amount of between USD 70 and USD 100, and the access to the local and international capital market, either through new debt issuance or liability management operations, for amounts that would be between USD 40 and USD 100, in addition to the operation already carried out in May. Likewise, IRSA has a broad and extensive relationship with banks in the local financial system that could complement and diversify the Company’s sources of financing in addition to the capital market. In this regard, it should be noted that IRSA’s bank debt maturing in April and May 2020 for a total amount of USD 29.4 has been renewed under normal market conditions. Additionally, as part of our strategy, the company could sell part of its assets portfolio (offices and / or land reserves) that would generate additional funds.

Finally, IRSA has an approved credit line with IRSA CP for up to USD 180 for 3 years, of which as of March 31, 2020, IRSA used approximately USD 54.7, leaving the balance available. It is worth mentioning that IRSA CP is currently working on different financing alternatives with local banks (Syndicated Loans and / or Bilateral Loans) for amounts estimated in pesos for the equivalent of between USD 50 and USD 100 in order to meet its obligations in the short term, and could eventually have access to debt transactions in the local capital market, either through the issuance of new debt or through liability management operations, for estimated amounts of between USD 40 and USD 100.

The final extent of the Coronavirus outbreak and its impact on the country's economy is unknown and cannot be reasonably predicted. However, although it has produced significant short-term effects, they are not expected to affect business continuity. Although there are economic impacts in the short term, the Company estimates that it will be able to continue meeting its financial commitments for the next twelve months.

The Company is closely monitoring the situation and taking all necessary measures to preserve the human life and the its business.

31.
      Subsequent events

Court decision to postpone the sale of 3.2% of the shares of Clal Insurance Enterprises

On May 4, 2020, the Tel Aviv District Court Yafo ordered the postponement of the sale of 3.2% of Clal's shares in accordance with the scheme established by the Israel Capital, Insurance and Savings Market Authority, to September 3, 2020 (instead of May 3, 2020 according to the scheme).

Sale of interest in Gav-Yam

On May 2020, PBC agreed to sell approximately 4.96% of the issued capital of Gav-Yam to a non-related third party for an amount of approximately NIS 191. As a result, interest in Gav-Yam decreased from 34.9% to 29.9%. After this sale, the discussion on the loss of control of Gav-Yam from PBC which was argued by the Ministry of Justice has ended.

Issuance of IRSA Class III, IV and V NCN

On may 19, 2020 a public tender of Class III, IV and V NCN was made under the Program of up to US$500 approved by the Shareholders Meeting, which was issued and settled on May 21, 2020.Below is the description of the main characteristics of such notes:

- Class III NCN: nominated and payable in ARS for Ps. 354 at a variable rate (private BADLAR + 6.0%) with quarterly payments. The principal will be paid in two instalments (30% pabyable 6 months from the Issue and Settlement Date, and 70% on maturitydate). Price of issuance was 100.0% of the nominal value.

- Class IV NCN: for a face value of US$ 51.3 (equivalent to 3,547) payable in argentine pesos at the applicable exchange rate at a fixed rate of 7.0%, with quarterly payments and principal expiring on May 21, 2021.

IRSA Inversiones y Representaciones Sociedad Anónima

- Class V NCN: for a face value of US$ 9.2, equivalent to Ps. 640, which matures 24 months after the issuance date, with an fixed annual rate of interest of 9%. Interest payments will be made on a quarterly basis and capital repayment will be made in one instalment at maturity.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Bolivar 108 – 1° floor
Autonomous City Buenos Aires
Tax Code No. 30-52532274-9

Introduction

We have reviewed the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries (hereinafter “the Company”) which included the unaudited condensed interim consolidated statements of financial position as of March 31, 2020 and the unaudited condensed interim consolidated statements of income and other comprehensive income for the nine-month period and three-month period ended March 31, 2020, the unaudited condensed interim consolidated statements of changes in shareholders’ equity and the unaudited condensed interim consolidated statements of cash flows for the nine-month period then ended and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2019 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB) and , for this reason, is responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements above mentioned in the first paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
 INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE, without modification as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim consolidated financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statements of financial position, the consolidated statements of income and other comprehensive income and the consolidated statements of cash flows of the Company.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying unaudited condensed interim consolidated financial information is not prepared, in all material respects, in accordance with International Accounting Standard 34, 'Interim financial reporting'.

Emphasis paragraph

Without qualifying our conclusion, we draw attention to the information in Note 30 to the accompanying unaudited condensed interim consolidated financial statements, in which Management has described the impact of the current economic context and of COVID-19 (Coronavirus) on the financial situation of the Group, as well as the possible alternatives that it is evaluating to face the maturities of its financial liabilities at the maturity date; and the information included in Note 1 to the accompanying unaudited condensed interim consolidated financial statements regarding the financial situation of the subsidiary IDBD from the Operations Center in Israel.

 Report on compliance with current regulations

In accordance with current regulations, we report about IRSA Inversiones y Representaciones Sociedad Anónima that:

a) the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima are being processed for recording in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
 INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

b) the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c) we have read the Business Summary (“Reseña Informativa”) on which, as regards those matters that are within our competence, we have no observations to make;

d) at March 31, 2020, the debt of IRSA Inversiones y Representaciones Sociedad Anónima owed in favor of the Argentina Integrated Pension System which arises from accounting records amounted to Ps. 234,549.47, which was not claimable at that date.

Autonomous City of Buenos Aires, June 08, 2020.

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Mariano C. Tomatis Public Accountant (UBA) C.P.C.E.C.A.B.A. Tº 241 Fº 118	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 José Daniel Abelovich Public Accountant (UBA) C.P.C.E.C.A.B.A. T° 102 F° 191

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Financial Statements as of March 31, 2020 and for the nine and three-month periods ended as of that date, presented comparatively

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Financial Position
as of March 31, 2020 and June 30, 2019
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.20	06.30.19
ASSETS
Non-current assets
Investment properties	7	15,808	14,122
Property, plant and equipment	8	18	22
Trading properties	9	444	500
Intangible assets	10	68	69
Investments in subsidiaries, associates and joint ventures	6	42,908	53,924
Income tax and MPIT credit		-	180
Trade and other receivables	12	211	110
Total non-current assets		59,457	68,927
Current assets
Trading properties	9	1,992	2,443
Inventories		1	1
Trade and other receivables	12	1,453	1,364
Income tax and MPIT credit		4	4
Derivative financial instruments	11	3	-
Investments in financial assets	11	7	480
Cash and cash equivalents	11	23	47
Total current assets		3,483	4,339
TOTAL ASSETS		62,940	73,266
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statements)		29,717	44,461
TOTAL SHAREHOLDERS’ EQUITY		29,717	44,461
LIABILITIES
Non-current liabilities
Trade and other payables	13	70	65
Borrowings	14	2,967	10,802
Deferred income tax liabilities	15	7,047	6,357
Provisions	16	35	50
Total non-current liabilities		10,119	17,274
Current liabilities
Trade and other payables	13	564	2,040
Salaries and social security liabilities		7	3
Borrowings	14	22,498	9,481
Provisions	16	34	7
Lease liabilities		1	-
Total current liabilities		23,104	11,531
TOTAL LIABILITIES		33,223	28,805
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		62,940	73,266

The accompanying notes are an integral part of these Financial Statements.

Saúl Zang Vice President I acting as President

1

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Income and Other Comprehensive Income
for the nine and three-month periods ended March 31, 2020 and 2019
 (All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Nine month		Three month
	Note	03.31.20	03.31.19	03.31.20	03.31.19
Revenues	17	2,740	3,468	1,336	1,776
Costs	18	(2,003)	(2,282)	(915)	(856)
Gross profit		737	1,186	421	920
Net gain/(loss) from fair value adjustment of investment properties	7	1,686	893	(24)	251
General and administrative expenses	18	(317)	(503)	(58)	(78)
Selling expenses	18	(140)	(55)	(55)	(17)
Other operating results, net	19	(520)	(1,213)	(33)	(2)
Profit / (Loss) from operations		1,446	308	251	1,074
Share of loss of subsidiaries, associates and joint ventures	6	(7,083)	(12,860)	(7,245)	(4,435)
Loss before financial results and income tax		(5,637)	(12,552)	(6,994)	(3,361)
Finance income	20	35	40	7	34
Finance costs	20	(2,382)	(1,321)	(724)	(279)
Other financial results	20	(1,259)	(748)	203	(474)
Inflation adjustment	20	40	(393)	(162)	(127)
Financial results, net		(3,566)	(2,422)	(676)	(846)
Loss before income tax		(9,203)	(14,974)	(7,670)	(4,207)
Income tax	15	(823)	1,062	(156)	(100)
Loss for the period		(10,026)	(13,912)	(7,826)	(4,307)

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Share of other comprehensive (loss)/gain of subsidiaries, associates and joint ventures		(166)	(128)	46	(57)
Currency translation adjustment of subsidiaries, associates and joint Ventures		(2,599)	838	868	1,195
Total other comprehensive (loss)/gain for the period (i)	6	(2,765)	710	914	1,138
Total comprehensive loss for the period		(12,791)	(13,202)	(6,912)	(3,169)

Loss per share for the period:
Basic		(17.40)	(24.19)	(13.61)	(7.49)
Diluted		(17.40)	(24.19)	(13.61)	(7.49)

(i)  Components of other comprehensive income have no impact on income tax.
The accompanying notes are an integral part of these Financial Statements.
Saúl Zang Vice President I acting as President

2

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the nine-month period ended March 31, 2020
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of Share Capital and Treasury Shares (1)	Share premium	Additional Paid-in capital from Treasury Shares	Legal reserve	CNV 609/12 Resolution reserve	Other reserves (2)	Retained earnings	Total Shareholders’ equity
Balance as of June 30, 2019	575	4	12,813	13,798	74	460	8,925	65,182	(57,370)	44,461
Adjustments of previous periods (IFRS 16 and IAS 28)	-	-	-	-	-	-	-	-	(1,239)	(1,239)
Balance as of June 30, 2019 (recast)	575	4	12,813	13,798	74	460	8,925	65,182	(58,609)	43,222
Loss for the period	-	-	-	-	-	-	-	-	(10,026)	(10,026)
Other comprehensive loss for the period	-	-	-	-	-	-	-	(2,765)	-	(2,765)
Shareholders’ meeting held as of 10.30.19	-	-	-	-	-	-	-	(57,370)	57,370	-
Dividend distribution in shares	-	-	-	-	-	-	-	(563)	-	(563)
Changes in non-controlling interest	-	-	-	-	-	-	-	(172)	-	(172)
Other changes in subsidiaries` equity	-	-	-	-	-	-	-	-	21	21
Balance as of March 31, 2020	575	4	12,813	13,798	74	460	8,925	4,312	(11,244)	29,717

(1) Includes Ps. 1 of inflation adjustment of treasury shares. See Note 16 of Consolidated Financial Statements as of June 30, 2019.
(2) The composition of Other reserves of the Company as of March 31, 2020 is as follows:

	Cost of Treasury shares	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Currency translation adjustment reserve	Special reserve	Other reserves of subsidiaries	Total Other reserves
Balance as of June 30, 2019	(157)	(4,407)	197	1,606	251	67,794	(102)	65,182
Other comprehensive loss for the period	-	-	-	-	(2,599)	-	(166)	(2,765)
Reserve for share-based payments	5	-	(5)	-	-	-	-	-
Shareholders’ meeting held as of 10.30.19	-	-	-	-	-	(57,370)	-	(57,370)
Dividend distribution in shares	-	-	-	-	-	(563)	-	(563)
Changes in non-controlling interest	-	(172)	-	-	-	-	-	(172)
Balance as of March 31, 2020	(152)	(4,579)	192	1,606	(2,348)	9,861	(268)	4,312

The accompanying notes are an integral part of these Financial Statements.

Saúl Zang
Vice President I
acting as President

3

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the nine-month period ended March 31, 2020
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of Share Capital and Treasury Shares (1)	Share premium	Additional Paid-in capital from Treasury Shares	Legal reserve	CNV 609/12 Resolution reserve	Other reserves (2)	Retained earnings	Total Shareholders’ equity
Balance as of June 30, 2018	575	4	12,813	13,798	74	460	8,925	4,039	41,988	82,676
Adjustments of previous periods (IFRS 9 and 15)	-	-	-	-	-	-	-	-	(292)	(292)
Balance as of June 30, 2018 (recast)	575	4	12,813	13,798	74	460	8,925	4,039	41,696	82,384
Loss for the period	-	-	-	-	-	-	-	-	(13,912)	(13,912)
Other comprehensive loss for the period	-	-	-	-	-	-	-	710	-	710
Shareholders’ meeting held as of 10.29.18	-	-	-	-	-	-	-	62,110	(62,110)	-
Dividend distribution in shares	-	-	-	-	-	-	-	-	(2,478)	(2,478)
Changes in non-controlling interest	-	-	-	-	-	-	-	162	-	162
Balance as of March 31, 2019	575	4	12,813	13,798	74	460	8,925	67,021	(36,804)	66,866

(1) Includes Ps. 1 of inflation adjustment of treasury shares. See Note 16 of Consolidated Financial Statements as of June 30, 2019.
(2) The composition of Other reserves of the Company as of March 31, 2019 is as follows:

	Cost of Treasury shares	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Currency translation adjustment reserve	Special reserve	Other reserves of subsidiaries	Total Other reserves
Balance as of June 30, 2018	(173)	(4,327)	214	1,605	1,028	5,685	7	4,039
Other comprehensive loss for the period	-	-	-	-	838	-	(128)	710
Reserve for share-based payments	1	-	(1)	-	-	-	-	-
Shareholders’ meeting held as of 10.29.18	-	-	-	-	-	62,110	-	62,110
Changes in non-controlling interest	-	162	-	-	-	-	-	162
Balance as of March 31, 2019	(172)	(4,165)	213	1,605	1,866	67,795	(121)	67,021

The accompanying notes are an integral part of these Financial Statements.

Saúl Zang
Vice President I
acting as President

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IRSA Inversiones y Representaciones Sociedad Anónima
  Unaudited Condensed Interim Separate Statements of  Cash Flows
for the nine-month period ended March 31, 2020
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.20	03.31.19
Operating activities
Loss for the period		(10,026)	(13,912)
Adjustments:
Income tax	15	823	(1,062)
Amortization and depreciation	18	7	6
Gain from disposal of trading properties		(738)	(1,153)
Financial results, net		5,073	2,226
Increase in trading properties	9	(1,140)	(713)
Net gain from fair value adjustment of investment properties	7	(1,686)	(893)
Share of loss of subsidiaries, associates and joint ventures	6	7,083	12,860
Loss from disposal of subsidiaries		511	1,173
Provisions and allowances		(12)	39
(Increase) Decrease in trade and other receivables		(170)	420
Increase in trade and other payables		1,440	3,730
Increase in payroll and social security liabilities		4	-
Net cash flow generated from operating activities		1,169	2,721
Investing activities
Capital contributions to subsidiaries, associates and joint ventures	6	(1,778)	(316)
Additions to investment properties		-	(212)
Acquisition of property, plant and equipment	8	(1)	(1)
Acquisition of intangible assets	10	(1)	(4)
Increase of investments in financial assets		(57)	(285)
Acquisition of interest in subsidiaries		-	(68)
Proceeds from sale of investments in financial assets		467	294
Increase in loans granted to subsidiaries, associates and joint ventures		(112)	(216)
Proceeds from borrowings granted to subsidiaries, associates and joint ventures		-	219
Interest collection of fixed term		-	3
Dividends collected from subsidiaries		562	820
Net cash flow (used in) / generated from investing activities		(920)	234
Financing activities
Short-term loans obtained/(cancelled), net		1,953	(381)
Payment of loans		(521)	(578)
Interests paid		(1,480)	(1,923)
Loans obtained from subsidiaries, associates and joint ventures		2,742	196
Payment of loans from subsidiaries, associates and joint ventures		(624)	(239)
Payment of NCN		(9,815)	-
Proceeds from derivative financial instruments		(168)	4
Issuance of NCN		7,527	-
Repurchase of NCN		-	(61)
Net cash flow used in financing activities		(386)	(2,982)
Decrease in cash and cash equivalents, net		(137)	(27)
Cash and cash equivalents at the beginning of the period	11	47	34
Foreign exchange gain of cash and changes in fair value of cash equivalents		113	(3)
Cash and cash equivalents at the end of the period	11	23	4

Additional information
Currency translation adjustment		(2,599)	838
Other comprehensive loss of subsidiaries		(166)	(128)
Changes in non-controlling interest		(172)	162
Other changes in the equity		21	-
Decrease in borrowings of subsidiaries, associates and joint ventures through a decrease in trade and other receivables		-	40
Increase in borrowings through an increase in investment properties		-	6
Increase in borrowings through an increase in trading properties		93	99
Increase in borrowings of subsidiaries, associates and joint ventures through a decrease in trade and other receivables		6	52
Increase in trading properties through a decrease of investment properties		-	1,793
Dividends paid through a decrease of investments in subsidiaries, associates and joint ventures		563	2,478
Decrease in investments in subsidiaries, associates and joint ventures through an increase in trade and receivables		-	202
Issuance of NCN		20	-

The accompanying notes are an integral part of these Financial Statements.

Saúl Zang
Vice President I
acting as President

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IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Separate Financial Statements
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
General information and company’s business

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA” or “The Company”) was founded in 1943, it is primarily engaged in managing real estate holdings in Argentina since 1991.

IRSA is a corporation incorporated and domiciled in Argentina. The registered office is Bolívar 108, 1st. Floor, Buenos Aires, Argentina.

The Company owns, manages and develops, directly and indirectly through its subsidiaries, a portfolio of office and other rental properties in Buenos Aires. In addition, IRSA through its subsidiaries, associates and joint ventures manages and develops shopping malls and branded hotels across Argentina, and also office properties in the United States and in numerous markets and industry sectors in Israel, such as real estate, supermarkets, insurance, telecommunications, etc.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on June 8, 2020.

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.
Basis of preparation

The National Securities Commission (CNV), in Title IV "Periodic Information Regime" - Chapter III "Rules relating to the presentation and valuation of financial statements" - Article 1, of its standards, has established the application of the Technical Resolution No. 26 (RT 26) of the FACPCE and its amendments, which adopt IFRS, issued by the IASB, for certain companies included in the public offering regime of Law No. 26,831, either because of its share capital or its non-convertible notes, or that have requested authorization to be included in the aforementioned regime.

These financial statements for the interim periods of nine months ended March 31, 2020 and 2019 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Group's results for the entire fiscal years.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated for non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as a high inflation one, in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approximates to or exceeds 100%. Accumulated inflation in Argentina in three years has been over 100%. For this reason, in accordance with IAS 29, the Argentine economy must be considered as a high inflation economy starting July 1, 2018.

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IRSA Inversiones y Representaciones Sociedad Anónima

Regarding the inflation index to be used and in accordance with FACPCE Resolution No. 539/18, it will be determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of Consumer Price indices (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) will be considered. The table below shows the evolution of this index during the period ended March 31, 2020, according to official statistics (INDEC) and following the guidelines described in Resolution 539/18:

Price variation:	Quarter ended on 09.30.19	Quarter ended on 12.31.19	03.31.20 (nine month accumulated)
	13%	26%	36%

As a consequence of the aforementioned, these Unaudited Consolidated Financial Statements as of March 31, 2020 were restated in accordance with IAS 29.

2.2.         Significant accounting policies

The accounting policies adopted in the preparation of these Unaudited Condensed Interim Separate Financial Statements are consistent with those applied in the Annual Financial Statements as of June 30, 2019. The main accounting policies are described in Note 2 of those Annual Financial Statements.

As described in Note 2.2 to the Annual Financial Statements, the Company has adopted IFRS 16: “Leases” and Amendment to IAS 28 “Investment in associates and joint ventures” in the current year applying the cumulative effect approach, therefore, accumulated impact was recognized in retained earnings as of July 1, 2019 and comparative figures were not restated.

The following were the main changes:

IFRS 16: Leases

The standard establishes the criteria for recognition and valuation of leases for lessees and lessors. The changes incorporated mainly impact the tenant's accounting. IFRS 16 provides that the lessee recognizes an asset for the right of use and a liability at present value with respect to those contracts that meet the definition of lease agreements according to IFRS 16. In accordance with the standard, a lease agreement is one that provides the right to control the use of an identified asset for a specific period. In order for a company to have control over the use of an identified asset: a) it must have the right to obtain substantially all the economic benefits of the identified asset and b) it must have the right to direct the use of the identified asset.

The standard allows to exclude short-term contracts (under 12 months) and those in which the underlying asset has low value.

Amendment to IAS 28 “Investment in associates and joint ventures”

In accordance with the amendment to IAS 28, an entity shall implement the provisions of IFRS 9 to Long-term Investments that are essentially part of the entity's net investment in the associate or in the joint venture according to the definitions of said standard. The provisions of IFRS 9 shall apply to such investments with respect to the interest in the losses of an associate or a joint venture, as well as with respect to the recognition of the impairment of an investment in an associate or joint venture. In addition, when applying IFRS 9 to such long-term investments, the entity will make it prior to the adjustments made to the carrying amount of the investment in accordance with IAS 28.

Additionally, the Company opted for an accounting policy where the currency translation adjustments arising from these loans are recorded as part of other comprehensive income.

2.3.
Comparability of information

The amounts as of June 30, 2019 and March 31, 2019, which are disclosed for comparative purposes, arise from the financial statements at said dates restated in accordance with IAS 29 (Note 2.1). Certain figures have been reclassified for comparison purposes in these financial statements.

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IRSA Inversiones y Representaciones Sociedad Anónima

 2.4.         Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these Unaudited Condensed Interim Separate Financial Statements. In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the main significant judgments made by Management in applying the Company’s accounting policies and the major sources of uncertainty were the same that the Company used in the preparation of the Separate Financial Statements for the fiscal year ended June 30, 2019, described in Note 3 to those financial statements, except for note 25.

3.
Seasonal effects on operations

See Note 3 to the Unaudited Condensed Interim Consolidated Financial Statements.

4.
Acquisitions and disposals

Significant acquisitions and disposals of the Company and/or its subsidiaries for the nine-month period ended March 31, 2020 are detailed in Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.

5.
Financial risk management and fair value estimates

These Unaudited Condensed Interim Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the Annual Separate Financial Statements as of June 30, 2019. There has been no changes in the risk management or risk management policies applied by the Company since the end of the annual fiscal year.

There have been no changes in management or in the risk management policies applied by the Company as of March 31, 2020. See notes to the consolidated condensed interim financial statements. Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Company’s financial instruments.

6.
Information about the main subsidiaries, associates and joint ventures

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures. Its main subsidiaries include IRSA CP and Tyrus. The main associates include BHSA and New Lipstick. Its main joint ventures include Cyrsa S.A. and Puerto Retiro S.A.

As stated in Note 1 to these consolidated condensed interim financial statements, the Company indirectly participates through Tyrus in IDBD and DIC. Those companies have certain restrictions and financial agreements in relation to their financial debt, including their debentures and loans with banks and financial institutions. Although the commitments and other restrictions resulting from the indebtedness of IDBD and DIC do not have recursive effects against our subsidiary IRSA, nor has IRSA guaranteed it with its assets, except for commitments of capital contributions described in said note; IRSA's financial risk related to this investment (IDBD and DIC) is limited to the aforementioned capital contribution commitments and the equity risk as of March 31, 2020, as a result of the pledges granted on the shares of DIC, is limited to the amount of the investment in said subsidiaries which amounts to NIS 137 as of March 31, 2020(Ps. 2,369 millions).

Detailed below is the evolution of investments in subsidiaries, associates and joint ventures of the Company, for the nine-month period ended March 31, 2020 and for the year ended June 30, 2019:

	03.31.20	06.30.19
Beginning of period / year	53,924	88,613
Adjustments of previous periods (IFRS 16 and IAS 28)	(1,239)	-
Share of loss	(7,083)	(30,138)
Other comprehensive loss	(2,765)	(890)
Capital contributions (Note 21)	1,778	920
Changes in non-controlling interest	(172)	(78)
Dividends	(563)	(1,044)
Sale of interest	(993)	(3,496)
Other changes in subsidiaries’ equity	21	37
End of the period / year	42,908	53,924

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IRSA Inversiones y Representaciones Sociedad Anónima

Name of the entity	% ownership interest		Company´s interest in equity		Company’s interest in comprehensive income
	03.31.20	06.30.19	03.31.20	06.30.19	03.31.20	03.31.19
Subsidiaries
IRSA CP	79.27%	81.13%	39,653	42,005	(751)	(5,786)
Tyrus	100.00%	100.00%	(5,248)	3,396	(8,934)	(5,798)
Efanur	100.00%	100.00%	1,949	1,798	150	96
Ritelco S.A.	100.00%	100.00%	1,684	1,637	49	(49)
Inversora Bolívar S.A.	95.13%	95.13%	932	1,063	(132)	(182)
ECLSA	96.74%	96.74%	925	1,031	(145)	(344)
Palermo Invest S.A.	97.00%	97.00%	307	423	(117)	(188)
NFSA	76.34%	76.34%	427	399	27	4
Llao Llao Resort S.A.	50.00%	50.00%	331	339	(7)	87
HASAU	100.00%	100.00%	280	285	(5)	73
Liveck S.A.	9.41%	10.01%	49	39	(10)	1
Associates
BHSA (1) (2)	4.93%	4.93%	596	677	(80)	(130)
Manibil S.A.	49.00%	49.00%	499	422	(6)	(30)
BACS (2)	33.36%	33.36%	276	274	1	(39)
Joint ventures
IRSA - Galerías Pacífico S.A. - U.T.	50.00%	50.00%	211	99	112	136
Cyrsa S.A.	50.00%	50.00%	37	37	-	(1)
Total subsidiaries, associates and joint ventures			42,908	53,924	(9,848)	(12,150)

Name of the entity	Location of business / Country of incorporation	Main activity	Common shares 1 vote	Latest financial statements issued
				Share capital (nominal value)	Profit / (loss) for the period	Shareholders’ equity
Subsidiaries
IRSA CP	Argentina	Real estate	99,894,541	126	(1,763)	49,610
Tyrus	Uruguay	Investment	16,025,861,475	7,480	(5,995)	(5,246)
Efanur	Uruguay	Investment	132,181,770	130	(43)	1,949
Ritelco S.A.	Uruguay	Investment	94,369,151	94	57	1,684
Inversora Bolívar S.A.	Argentina	Investment	88,422,547	93	(139)	979
ECLSA	Argentina	Investment	77,316,130	80	(150)	954
Palermo Invest S.A.	Argentina	Investment	155,953,673	161	(120)	671
NFSA	Argentina	Hotel	38,068,999	50	26	705
Llao Llao Resort S.A.	Argentina	Hotel	73,580,206	147	(14)	662
HASAU	Argentina	Hotel	25,625,473	26	(4)	277
Liveck S.A.	Uruguay	Investment	40,244,478	427	(58)	301
Associates
BHSA (1) (2)	Argentina	Financial	73,939,835	1,500	(1,625)	12,095
Manibil S.A.	Argentina	Real estate	151,872,872	444	(13)	1,019
BACS (2)	Argentina	Financial	29,297,626	88	6	827
Joint ventures
IRSA - Galerías Pacífico S.A. - U.T.	Argentina	Hotel	500,000	1	223	421
Cyrsa S.A.	Argentina	Real estate	8,748,270	17	(1)	75

(1)
Considered significant. See Notes 7 to 8 to the Annual Consolidated Financial Statements.
(2)
Information as of March 31, 2020 according to BCRA's standards. For the purpose of the valuation of the investments in the Company preliminary, figures as of March 31, 2020 have been considered, with the necessary IFRS adjustments. Share market price of Banco Hipotecario S.A. as of March 31, 2020 amounts to Ps. 6.95. See Note 8 to the Consolidated Financial Statements as of June 30, 2019.

7.
Investment properties

Changes in the Company’s investment properties for the nine-month period ended March 31, 2020 and for the year ended June 30, 2019 were as follows:

	Period ended March 31, 2020			Year ended June 30, 2019
	Rental properties	Undeveloped parcels of land	Total	Total
Fair value at the beginning of the period / year	2,101	12,021	14,122	16,874
Additions	-	-	-	215
Capitalized finance costs	-	-	-	5
Disposals	-	-	-	(8)
Transfers to trading properties	-	-	-	(1,793)
Net gain/(loss) from fair value adjustment	251	1,435	1,686	(1,171)
Fair value at the end of the period / year	2,352	13,456	15,808	14,122

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IRSA Inversiones y Representaciones Sociedad Anónima

                The following amounts have been recognized in the Statements of Comprehensive Income:
	03.31.20	03.31.19
Sale, rental and services´ income (Note 17)	54	83
Rental and services´ costs (Note18)	(16)	(15)
Cost of sales and developments (Note18)	(22)	(30)
Net unrealized gain from fair value adjustment of investment properties	1,686	893

                Valuation techniques are described in Note 9 to the Consolidated Financial Statements as of June 30, 2019. There were no changes to the valuation techniques.

8.
Property, plant and equipment

               Changes in the Company’s property, plant and equipment for the nine-month period ended March 31, 2020 and for the year ended June 30, 2019 were as follows:

	Period ended March 31, 2020					Year ended June 30, 2019
	Buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Total	Total
Costs	177	49	170	4	400	396
Accumulated depreciation	(162)	(49)	(163)	(4)	(378)	(369)
Net book amount at the beginning of the period / year	15	-	7	-	22	27
Additions	-	-	1	-	1	4
Depreciation (Note 18)	(3)	-	(2)	-	(5)	(9)
Balances at the end of the period / year	12	-	6	-	18	22
Costs	177	49	171	4	401	400
Accumulated depreciation	(165)	(49)	(165)	(4)	(383)	(378)
Net book amount at the end of the period / year	12	-	6	-	18	22

9.
Trading properties

                Changes in the Company’s trading properties for the nine-month period ended March 31, 2020 and for the year ended June 30, 2019 were as follows:

	Period ended March 31, 2020				Year ended June 30, 2019
	Completed properties	Undevelopedproperties	Properties under development	Total	Total
Beginning of the period / year	69	509	2,365	2,943	2,189
Additions	24	-	1,324	1,348	1,845
Capitalized finance costs	-	-	93	93	126
Transfers to / from investment properties	-	-	-	-	1,793
Disposals (Nota 18)	(24)	-	(1,924)	(1,948)	(3,010)
End of the period / year	69	509	1,858	2,436	2,943
Non-current				444	500
Current				1,992	2,443
Total				2,436	2,943

10.
Intangible assets

                 Changes in Company’s intangible assets for the nine-month period ended March 31, 2020 and for the year ended June 30, 2019 were as follows:

	Period ended March 31, 2020			Year ended June 30, 2019
	Computer software	Future units to be received from barters	Total	Total
Costs	30	53	83	77
Accumulated amortization	(14)	-	(14)	(14)
Net book amount at the beginning of the period / year	16	53	69	63
Additions	1	-	1	4
Amortization	(2)	-	(2)	-
Balances at the end of the period / year	15	53	68	67
Costs	31	53	84	83
Accumulated amortization	(16)	-	(16)	(14)
Net book amount at the end of the period / year	15	53	68	69

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IRSA Inversiones y Representaciones Sociedad Anónima

11.
Financial instruments by category

This note presents financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line item in the Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information, related to fair value hierarchy see Note 13 to the Consolidated Financial Statements as of June 30, 2019.

                Financial assets and financial liabilities as of March 31, 2020 and June 30, 2019 are as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2
March 31, 2020
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 12)	1,160	-	-	1,160	514	1,674
Investments in financial assets:
- Mutual funds (ii)	-	7	-	7	-	7
Derivative financial instruments:
- Options	-	-	3	3	-	3
Cash and cash equivalents:
- Cash at bank and on hand	11	-	-	11	-	11
- Short-term investments	-	12	-	12	-	12
Total	1,171	19	3	1,193	514	1,707

	Financial liabilities at amortized cost (i)	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1
March 31, 2020
Liabilities as per Statement of Financial Position
Trade and other payables (Note 13)	605	-	605	29	634
Borrowings (Note 14)	25,465	-	25,465	-	25,465
Total	26,070	-	26,070	29	26,099

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2
June 30, 2019
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 12)	876	-	-	876	632	1,508
Investments in financial assets:
- Mutual funds (ii)	-	480	-	480	-	480
Cash and cash equivalents:
- Cash at bank and on hand	47	-	-	47	-	47
Total	923	480	-	1,403	632	2,035

	Financial liabilities at amortized cost (i)	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1
June 30, 2019
Liabilities as per Statement of Financial Position
Trade and other payables (Note 13)	659	-	659	1,446	2,105
Borrowings (excluding finance leases) (Note 14)	20,282	-	20,282	-	20,282
Total	20,941	-	20,941	1,446	22,387

(i)
The fair value of financial assets and liabilities at amortized cost does not differ significantly from their book value, except for borrowings (Note 14). The fair value of payables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant.
(ii)
See description of the reperfilation of public debt instruments in Note 33 to the consolidated financial statements.

                As of March 31, 2020, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Company

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12.
      Trade and other receivables

                 Company’s trade and other receivables, as of March 31, 2020 and June 30, 2019 are comprised as follows:

	March 31, 2020	June 30, 2019
Sales, leases and services’ receivables	374	194
Less: Allowance for doubtful accounts	(10)	(34)
Total trade receivables	364	160
Borrowings granted, deposits and others	774	662
Advanced payments	231	414
Tax credits	256	133
Prepaid expenses	20	80
Long-term incentive plan	15	20
Others	4	5
Total other receivables	1,300	1,314
Total trade and other receivables	1,664	1,474
Non-current	211	110
Current	1,453	1,364
Total	1,664	1,474

            Movements on the Company’s allowance for doubtful accounts are as follows:

	March 31, 2020	June 30, 2019
Beginning of period /year	(34)	(15)
Additions	(3)	(43)
Disposals / Recoveries	19	9
Inflation adjustment	8	15
End of the period / year	(10)	(34)

 The creation and release of the allowance for doubtful accounts have been included in “Selling expenses” in the Statements of Income (Note 18). Amounts charged to the allowance for doubtful accounts are generally written off, when there is no expectation of recovery.

13.
      Trade and other payables

                Company’s trade and other payables as of March 31, 2020 and June 30, 2019 were as follows:

	March 31, 2020	June 30, 2019
Customers´ advances	9	1,419
Trade payables	508	470
Accrued invoices	84	125
Tenant deposits	1	1
Total trade payables	602	2,015
Director´s fees	-	46
Long-term incentive plan	13	18
Tax amnesty plans	2	3
Other tax payables	17	23
Total other payables	32	90
Total trade and other payables	634	2,105
Non-current	70	65
Current	564	2,040
Total	634	2,105

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IRSA Inversiones y Representaciones Sociedad Anónima

14.       Borrowings

                Company’s borrowings as of March 31, 2020 and June 30, 2019 are comprised as follows:

	Book value as of 03.31.20	Book value as of 06.30.19	Fair value as of 03.31.20	Fair value as of 06.30.19
NCN	15,828	15,870	12,834	16,058
Bank loans	1,578	1,845	1,528	1,846
Related parties (Note 21)	6,111	2,482	6,111	2,496
Bank overdrafts	1,948	85	1,948	85
Finance leases	-	1	-	1
Total borrowings	25,465	20,283	22,421	20,486
Non-current	2,967	10,802
Current	22,498	9,481
Total	25,465	20,283

15.
         Current and deferred income tax

                The charge for the Company’s income tax is comprised as follows:

	03.31.20	03.31.19
Deferred income tax	(690)	1,062
Income MPIT	(133)	-
Income tax	(823)	1,062

                 Below is a reconciliation between income tax recognized in the Statements of Income and the amount which would arise from applying the prevailing tax rate on profit before income tax for the nine-month periods ended March 31, 2020 and 2019:

	03.31.20	03.31.19
Net income at tax rate (i)	2,760	4,492
Permanent differences:
Share of loss of subsidiaries, associates and joint ventures	(2,124)	(4,340)
Income tax rate differential	(37)	(83)
Difference between provision and tax return	27	(240)
Tax loss carryfowards´ allowance	(1,635)	-
Inflation adjustment for tax purposes	(1,816)	-
Inflation adjustment	2,102	1,378
Non deductible expenses and others	33	(145)
Income tax - (Loss) / Gain	(690)	1,062
Forecast Income MPIT	(133)	-
Income tax - (Loss) / Gain	(823)	1,062

(i) Income tax rate in effect in Argentina as of March 31, 2020 and 2019 is 30%.

                The gross movement on the deferred income tax account is the following:

	03.31.20	06.30.19
Beginning of the period / year	(6,357)	(4,492)
Income tax charge	(690)	(1,865)
End of the period / year	(7,047)	(6,357)

Law No. 27,541 of solidarity and productive revival in the framework of Argentine public emergency, published on December 23, 2019 introduced some modifications to different taxes and the creation of the tax for an Inclusive Selfless Argentina (PAIS).

The main modifications affecting the Group in relation to income tax are the following:

1)
In the first and second fiscal year beginning after January 1, 2018 (namely, for the Group’s fiscal years beginning on July 1, 2019 and 2020), the gain or loss resulting from tax inflation adjustment will be charged by one sixth in the determination exercise and the remaining five sixths in the following fiscal years;

2)
The tax rate applicable to companies for the third fiscal year beginning after January 1, 2018 was increased from 25% to 30% (namely, for the Group’s fiscal years beginning on July 1, 2019)

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IRSA Inversiones y Representaciones Sociedad Anónima

16.
          Provisions

                 Company’s provisions as of March 31, 2020 and June 30, 2019 are comprised as follows:

	Period ended March 31, 2020		Year ended June 30, 2019
	Labor, legal and other claims (i)	Total	Total
Beginning of period / year	57	57	84
Additions	34	34	20
Decrease	(5)	(5)	(23)
Utilization	(1)	(1)	(1)
Inflation adjustment	(16)	(16)	(23)
End of period / year	69	69	57
Non current		35	50
Current		34	7
Total		69	57

(i)
Additions and recoveries are included in "Other operating results, net”.

17.
          Revenues
	03.31.20	03.31.19
Sale of trading properties	2,686	3,385
Rental income, averaging of scheduled rental escalation and expense reimbursements	49	73
Property management fees	5	10
Sales, rental and services´ income	2,740	3,468

18.
Expenses by nature

The Company discloses expenses in the Statements of Income and Other Comprehensive Income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosure regarding expenses by nature and their relationship to the function within the Company.

	Costs (i)	General and administrative expenses	Selling expenses	03.31.20	03.31.19
Cost of sales of trading properties	1,948	-	-	1,948	2,232
Salaries, social security costs and other personnel expenses	4	141	16	161	180
Taxes, rates and contributions	18	-	108	126	31
Fees and payments for services	1	52	2	55	40
Director´s fees (Note 21)	-	50	-	50	225
Maintenance, security, cleaning, repairs and others	23	20	-	43	39
Traveling, transportation and stationery expenses	1	25	-	26	34
Leases and services’ charges	6	16	1	23	24
Advertising and other selling expenses	-	-	13	13	10
Bank charges	2	6	-	8	6
Amortization and depreciation (Note 8 and 10)	-	7	-	7	6
Allowance for doubtful accounts (charge and recovery, net)	-	-	-	-	13
Total expenses by nature as of 03.31.20	2,003	317	140	2,460	-
Total expenses by nature as of 03.31.19	2,282	503	55	-	2,840

 (1) For the nine-month period ended March 31, 2020, includes Ps. 16 of rental and services’ costs and Ps. 1,987 of costs of sales and developments, of which Ps. 39 corresponds to investment properties and Ps. 1.948 to trading properties. For the nine-month period ended March 31, 2019, includes Ps. 15 which correspond to rental and services costs; Ps. 2.267 to costs of sales and developments, of which Ps. 30 corresponds to investment properties and Ps. 2.237 to trading properties

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IRSA Inversiones y Representaciones Sociedad Anónima

19.
Other operating results, net

	03.31.20	03.31.19
Loss from disposal of subsidiary	(511)	(1,173)
Lawsuits and other contingencies (i)	(28)	(12)
Donations	(25)	(30)
Operating interest expense	4	7
Others	40	(4)
Expenses from sale of properties	-	(1)
Total other operating results, net	(520)	(1,213)

(i)
Includes legal costs and expenses.

20.
Financial results, net

	03.31.20	03.31.19
Interest income	35	40
Total finance income	35	40
Interest expense	(2,380)	(1,368)
Other finance costs	(95)	(55)
Subtotal finance costs	(2,475)	(1,423)
Capitalized finance costs	93	102
Total finance costs	(2,382)	(1,321)
Net exchange difference	(1,415)	(752)
Net gain / (loss) from changes in fair value of financial assets	329	(1)
(Loss)/gain from derivative financial instruments, net	(172)	4
(Loss)/gain from repurchase of non-convertible notes	(1)	1
Total other financial results	(1,259)	(748)
Inflation adjustment	40	(393)
Total financial results, net	(3,566)	(2,422)

21.
Related party transactions

                 The following is a summary of the balances with related parties as of March 31, 2020 and June 30, 2019:

Item	March 31, 2020	June 30, 2019
Trade and other receivables	861	697
Trade and other payables	(1,112)	(1,431)
Borrowings	(6,111)	(2,482)
Total	(6,362)	(3,216)

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IRSA Inversiones y Representaciones Sociedad Anónima

Related parties	March 31, 2020	June 30, 2019	Operation description	Item
Cresud	(1)	(1)	Long-term incentive plan payable	Trade and other payables
	(38)	(38)	Corporate services payable	Trade and other payables
	(4)	(14)	Reimbursement of expenses payable	Trade and other payables
	3	5	Leases receivable	Trade and other receivables
	(1)	(1)	Management fee	Trade and other payables
Total parent company	(41)	(49)
IRSA CP	12	-	Reimbursement of expenses receivable	Trade and other receivables
	-	(7)	Reimbursement of expenses payable	Trade and other payables
	(723)	(1,038)	Reimbursement of expenses receivable	Trade and other payables
	(2,198)	(1,453)	Loans received	Borrowings
	(129)	(115)	Other liabilities	Trade and other payables
	(3,257)	-	Non-Convertible Notes	Borrowings
	(99)	(77)	Corporate services payable	Trade and other payables
	(12)	(16)	Long-term incentive plan payable	Trade and other payables
	(1)	(1)	Commissions	Trade and other payables
	(22)	-	Leases payable	Trade and other payables
Tyrus	349	301	Borrowings granted	Trade and other receivables
ECLSA	250	156	Borrowings granted	Trade and other receivables
	107	145	Dividends receivable	Trade and other receivables
Panamerican Mall S.A.	1	1	Long-term incentive plan receivable	Trade and other receivables
Efanur	1	-	Long-term incentive plan receivable	Trade and other receivables
Efanur	(88)	(76)	Loans received	Borrowings
Torodur S.A.	(410)	(761)	Non-Convertible Notes	Borrowings
Ritelco S.A.	(25)	(22)	Loans received	Borrowings
NFSA	(30)	(31)	Loans received	Borrowings
	2	-	Hotel services receivable	Trade and other receivables
Fibesa S.A.	13	18	Long-term incentive plan receivable	Trade and other receivables
Real Estate Investment Group VII LP	(24)	(20)	Loans received	Borrowings
Palermo Invest S.A.	12	16	Dividends receivable	Trade and other receivables
	15	-	Borrowings granted	Trade and other receivables
	-	(15)	Loans received	Borrowings
Llao Llao Resorts S.A.	3	4	Hotel services receivable	Trade and other receivables
	1	1	Management fee	Trade and other receivables
New Lipstick	16	14	Reimbursement of expenses receivable	Trade and other receivables
Lipstick Management LLC	(70)	(60)	Loans received	Borrowings
Cyrsa S.A.	(9)	(11)	Loans received	Borrowings
Inversora Bolívar S.A.	10	14	Dividends receivable	Trade and other receivables
	28	-	Borrowings granted	Trade and other receivables
	-	(33)	Loans received	Borrowings
Liveck S.A.	-	7	Borrowings granted	Trade and other receivables
IRSA - Galerías Pacífico S.A. - U.T.	(81)	(77)	Other liabilities	Trade and other payables
Others subsidiaries, associates and	1	1	Reimbursement of expenses receivable	Trade and other receivables
joint ventures (1)	-	1	Long-term incentive plan receivable	Trade and other receivables
	(1)	-	Reimbursement of expenses payable	Trade and other payables
Total subsidiaries, associates and joint ventures	(6,358)	(3,134)
Directors	22	-	Fees	Trade and other receivables
	-	(46)	Fees	Trade and other payables
Total Directors	22	(46)
Consultores Asset Management S.A.	12	8	Reimbursement of expenses receivable	Trade and other receivables
Austral Gold Argentina S.A.	1	3	Management fee	Trade and other receivables
Others subsidiaries, associates and	-	1	Management fee	Trade and other receivables
joint ventures (2)	2	1	Reimbursement of expenses receivable	Trade and other receivables
Total others	15	13
Total at the end of the period/year	(6,362)	(3,216)

(1)
It includes BHSA, Puerto Retiro S.A., Nuevo Puerto Santa Fe S.A. and Emprendimientos Recoleta S.A.
 (2)  It includes Hamonet S.A. e Isaac Elsztain e Hijos S.C.A.

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IRSA Inversiones y Representaciones Sociedad Anónima

                The following is a summary of the results with related parties for the nine-month period ended March 31, 2020 and 2019:

Related parties	03.31.20	03.31.19	Operation description
Cresud	5	18	Leases and rights of use
	(90)	(86)	Corporate services
Total parent company	(85)	(68)
IRSA CP	(1)	(7)	Leases and rights of use
	(664)	(429)	Financial operations
	(54)	(61)	Corporate services
ECLSA	24	19	Financial operations
Ritelco	(3)	-	Financial operations
Efanur	(12)	-	Financial operations
Tyrus	48	29	Financial operations
Panamerican Mall S.A	-	(21)	Financial operations
Real Estate Strategies LLC	-	-	Financial operations
Lipstick	(10)	-	Financial operations
REIG VII	(1)	-	Financial operations
Torodur	(76)	-	Financial operations
Inversora Bolívar S.A	1	-	Financial operations
Palermo Invest	(2)	-	Financial operations
Manibil S.A.	-	29	Financial operations
Austral Gold S.A	3	-	Leases and rights of use
Nuevas Fronteras S.A	7	3	Fees
	-	7	Financial operations
Others subsidiaries, associates and joint ventures (1)	(1)	1	Financial operations
Total subsidiaries, associates and joint ventures	(741)	(430)
Directors	(50)	(225)	Fees
Senior Managment	(5)	(12)	Fees
Total Directors and Senior Managment	(55)	(237)
Fundación Puerta 18	(7)	(6)	Donations
Consultores Assets Management	1	-	Fees
	5	4	Leases and rights of use
Fundación IRSA	(18)	(14)	Donations
	1	1	Leases and rights of use
Estudio Zang, Bergel & Viñes	(4)	(3)	Fees
Otras subsidiarias, asociadas y negocios conjuntos (2)	(3)	-	Leases and rights of use
Total others	(25)	(18)
Total at the end of the period	(906)	(753)

(1)
It includes Inversora Bolívar S.A., Cyrsa S.A., BACS, Palermo Invest S.A., y Liveck S.A
(2)
Austral Gold Argentina S.A., Hamonet S.A., e Isaac Elsztain e Hijos S.C.A.

The following is a summary of the transactions with related parties without impact in results for the nine-month period ended March 31, 2020 and 2019:

Related parties	03.31.20	03.31.19	Operation description
IRSA CP	563	820	Dividends received
ECLSA	-	171	Dividends received
Palermo Invest S.A.	-	16	Dividends received
Inversora Bolivar S.A.	-	15	Dividends received
Cresud	(347)	(1,561)	Dividends distribution
Helmir S.A.	(22)	(9)	Dividends distribution
Total distribution	194	(548)
Tyrus	(1,678)	(304)	Contributions granted
Inversora Bolivar S.A.	-	(9)	Contributions granted
Efanur	-	(3)	Contributions granted
Manibil S.A.	(83)	-	Contributions granted
Liveck	(17)	-	Contributions granted
Total contributions to subsidiaries	(1,778)	(316)

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IRSA Inversiones y Representaciones Sociedad Anónima

22.
        Foreign currency assets and liabilities

               Book amounts of foreign currency assets and liabilities are as follows:

Item (1)	Amount (2)	Foreign exchange rate (3)	Total as of 03.31.20	Amount (2)	Total as of 06.30.19

Assets
Trade and other receivables
US Dollar	2.58	64.27	166	6.28	360
Euros	0.18	70.77	13	0.29	19
Receivables with related parties
US Dollar	10.55	64.47	680	8.32	479
Total Trade and other receivables			859		858
Investments in financial assets
US Dollar	0.11	64.27	7	8.39	481
Total Investments in financial assets			7		481
Derivative financial instruments
US Dollar	0.05	64.27	3	-	-
Total Derivative financial instruments			3		-
Cash and cash equivalents
US Dollar	0.13	64.27	8	0.84	48
Total Cash and cash equivalents			8		48
Total Assets			877		1,387

Liabilities
Trade and other payables
US Dollar	1.07	64.47	69	1.01	58
Euros	0.05	71.15	4	-	-
Payables with related parties
US Dollar	2.30	64.47	148	1.96	113
Euros	-	-	-	-	18
Total Trade and other payables			221		189
Lease liabilities
US Dollar	0.02	64.47	1	-	-
Total Lease liabilities			1		-
Borrowings
US Dollar	269.21	64.47	17,356	299.58	17,254
Borrowings with related parties
US Dollar	94.18	64.47	6,072	41.79	2,407
Total Borrowings			23,428		19,661
Total Liabilities			23,650		19,850

(1)
Considering foreign currencies those that differ from Group’s functional currency at each period / year.
(2)
Expressed in millions of foreign currency.
(3)   Exchange rate as of March 31, 2020 according to Banco de la Nación Argentina records.

23.
CNV General Resolution N° 622/13

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 Investment properties and Note 8 Property, plant and equipment
Exhibit B - Intangible assets	Note 10 Intangible assets
Exhibit C - Equity investments	Note 6 Information about the main subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 11 Financial instruments by category
Exhibit E - Provisions	Note 12 Trade and other receivables and Note 16 Provisions
Exhibit F - Cost of sales and services provided	Note 9 Trading properties and Note 18 Expenses by nature
Exhibit G - Foreign currency assets and liabilities	Note 22 Foreign currency assets and liabilities

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IRSA Inversiones y Representaciones Sociedad Anónima

24.
          CNV General Resolution N° 629/14 – Storage of documentation

               On August 14, 2014, the CNV issued General Resolution N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:

Storage of documentation responsible	Location
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Saraza 6135, Autonomous City of Buenos Aires
Azara 1245, Autonomous City of Buenos Aires
Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Province of Buenos Aires
Cañada de Gómez 3825, Autonomous City of Buenos Aires

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of Section I, Chapter V, Title II of the CNV RULES (2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known accident in Iron Mountain’s warehouse. Such company is a supplier of the Company and Company’s documentation was being kept in the mentioned warehouse. Based on the internal review carried out by the Company, duly reported to the CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

25.
        Economic context in which the company operates

The Company operates within a complex economic context, whose main economic variables have recently had strong volatility, both nationally and internationally.

The results of our operations may be affected by fluctuations in the inflation index and in the exchange rate of the Argentine peso against other currencies, specifically the dollar, changes in interest rates that have an impact on the cost of capital, changes in government policies, capital controls and other political or economic events both internationally and locally that affect the country.

On December 2019, a new strain of coronavirus (COVID-19) appeared in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. On March 3, 2020, the first case of COVID-19 was registered in the country, which is why the National Executive Power (NEP) implemented a series of sanitary isolation measures, which affected the local economy. These include: the expansion of the public emergency in health matters, the total closure of international borders, the suspension of international and domestic flights, the suspension of medium and long-distance land transportation, the suspension of artistic and sports shows, closure of shopping malls and hotels and the social, preventive and mandatory isolation until June 7, 2020, inclusive (which could be extended for the duration of the epidemiological situation), by virtue of which all residents (with exceptions) must remain in their habitual residences and refrain from attending their work place. This series of measures forced most of the Argentine companies to suspend their commercial operations during these times, stressing their financial situation in the short and medium term, not only due to the fall in their income, but due to the increased risk that their debtors may not comply with the payments. In this context, the Argentine government announced different measures aimed to relieved the financial crisis of the companies affected by the COVID-19 pandemic. In addition, it is worth mentioning that to the slowness of the Argentine economy adds to a context of international crisis as a consequence of the COVID-19 pandemic. In this scenario, a sharp drop in exports and less foreign exchange earnings are expected, which further complicates the possibility that the Argentine government will reactivate the economy during the current year.

Additionally, the government faces the challenge of successfully renegotiating the external debt with both the IMF and private holders of debentures and avoiding default. As a result, for all the aforementioned, Argentina could find its access to the international capital market complicated in the coming years. For this reason, the renegotiation of the external debt and its result will directly impact the Argentine economy. If renegotiation times are extended too long, the uncertainty in the financial markets will increase and the country-risk indicators will continue to rise. If Argentina achieves a favorable result from the ongoing renegotiation with public holders of debentures and agrees to restructure its debt with the IMF, this could favorably impact the Argentine economy in the medium and long term. On the contrary, the lack of an agreement with external debt holders could lead to a default on the Argentine sovereign debt and, consequently, this situation could lead to limitations on the capacity of companies to access new financing.

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IRSA Inversiones y Representaciones Sociedad Anónima

At a local level, the following was observed:

●
In January 2020, an indicador called “Monthly Estimator of Economic Activity” (“EMAE”) reported by the National Institute of Statistics and Censuses (“INDEC”), registered a variation of 1.8% compared to the same month of 2019, and from -0,1% compared to the previous month.

●
The study on market expectations prepared by the Argentine Central Bank in March 2020, called the Market Expectations Survey (“REM”), estimates an inflation of 40.0% for 2020. REM analysts forecast a change in real GDP for 2020 of (4.3%), that is, a drop of 3.1 percentage points compared to the forecast of the previous month. In turn, they foresee that in 2021 the economic activity will vary 3.0%, that is to say, 1.3 percentage points higher than the one predicted a month ago. Although a further contraction of GDP is expected in the first quarters of 2020, there is an expectation of growth for the third quarter of 2020, motivated by the fact that the effect of the pandemic is perceived as transitory and that a recovery in economic activity will begin soon.

●
Year-to-year inflation as of December 31, 2019 reached 53.8%. According to the first four months of the year 2020, rates of 2.3%, 2.0%, 3.3% and 1.5% were registered in January, February, March and April, respectively.

●
Throughout the period from July 2019 to March 2020, the Argentinian peso depreciated 51.8% against the US dollar according to the average wholesale exchange rate quoted by Banco de la Nación Argentina. Given the exchange restrictions since August 2019, there is an exchange gap of approximately 70% between the official price of the dollar and its price in parallel markets, which impacts the level of activity of the economy and affects the level of reserves of the Argentine Central Bank. Additionally, these exchange restrictions, or those that may be issued in the future, could affect the Company's ability to access the Single Exchange Free Market (MULC) to acquire the necessary currencies to meet its financial obligations.

●
The outflow of flows to emerging markets and the worldwide impact of the Coronavirus, also affected Argentina, causing a deterioration in its country-risk indicator that reached 3,020 basis points as of May 12, 2020, according to J.P. Morgan EMBI + Index, deteriorating the ability to obtain new external financing.

COVID-19 Pandemic

The COVID-19 pandemic, originated in China and subsequently spread to numerous countries, including Argentina, is adversely impacting the global economy, the Argentine economy and the Company's business. Although the COVID-19 pandemic has had a national impact on the activities carried out by the Company, it is still too early to assess its full extent.

On March 12, 2020, the Argentine National Executive Power (NEP) ordered a health emergency to handle the crisis caused by COVID-19, and later, on March 19, issued a decree ordering social, preventive and mandatory isolation, which originally applied from March 20 to March 31, 2020 inclusive, and has been extended since then until June 28, 2020. The measures adopted in Argentina include the deceleration or suspension of most of the non-essential activities carried out by individuals and, consequently, are significantly affecting the national and regional economy and economic uncertainty is increasing, evidenced by an increase in asset price volatility.

The current estimated impacts of the COVID-19 pandemic on the Company as of the date of these financial statements are established below:

-
Regarding the offices, although most tenants are working in home office mode, they are operating with strict safety and hygiene protocols. To date, we have not seen any deterioration in collection.

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IRSA Inversiones y Representaciones Sociedad Anónima

-
Regarding the Company financial debt maturities for the next twelve months: IRSA has the maturity of Class II Notes with a face value of USD 71.4, maturing on July 20, 2020; Class II Notes with a face value of CLP 31,502.6 million (equivalent to approximately USD 37.2) maturing on August 6, 2020; Class II Notes with a nominal value of USD 181.5, maturing on November 15, 2020 and bank debt for an amount equivalent to USD 55.2.

As a subsequent event, in May 2020, the company has issued NCN in the local market for an approximate amount of USD 67 to refinance short-term debt. With the proceeds from this issuance, it could cover the maturity of the Class II Notes for a nominal value of USD 71.4, maturing on July 20, 2020.

Among the alternatives that are being considered to refinance August 2020 and November 2020 Notes maturities, are the capital increase approved by the Annual Shareholders’ Meeting on October 30, 2019 for an approximate amount of between USD 70 and USD 100, and the access to the local and international capital market, either through new debt issuance or liability management operations, for amounts that would be between USD 40 and USD 100, in addition to the operation already carried out in May. Likewise, IRSA has a broad and extensive relationship with banks in the local financial system that could complement and diversify the Company’s sources of financing in addition to the capital market. In this regard, it should be noted that IRSA’s bank debt maturing in April and May 2020 for a total amount of USD 29.4 has been renewed under normal market conditions. Additionally, as part of our strategy, the company could sell part of its assets portfolio (offices and / or land reserves) that would generate additional funds.

Finally, IRSA has an approved credit line with the subsidiary IRSA CP for up to USD 180 for 3 years, of which as of March 31, 2020, IRSA, along with Tyrus and IRSA International, have used approximately USD 54.7, leaving the remaining balance available.

It is worth mentioning that IRSA CP is currently working on different financing alternatives with local banks (Syndicated Loans and / or Bilateral Loans) for amounts estimated in pesos for the equivalent of between USD 50 and USD 100 in order to meet its obligations in the short term, and could eventually have access to debt transactions in the local capital market, either through the issuance of new debt or through liability management operations, for estimated amounts of between USD 40 and USD 100.

The final extent of the Coronavirus outbreak and its impact on the country's economy is unknown and cannot be reasonably predicted. However, although it has produced significant short-term effects, they are not expected to affect business continuity. Although there are economic impacts in the short term, the Company estimates that it will be able to continue meeting its financial commitments for the next twelve months.

The Company is closely monitoring the situation and taking all necessary measures to preserve the human life and the its business.

26.
       Subsequents events

See subsequent events in Note 31 to Unaudited Condensed Interim Consolidated Financial Statements, in addition are as follows:

Issuance of NCN IRSA Class III, IV y V

On May 19, 2020 a public tender of Class III, IV and V NCN was made under the Program of up to US$500 approved by the Shareholders Meeting, which was issued and settled on May 21, 2020.Below is the description of the main characteristics of such notes:

 -   Class III NCN: nominated and payable in ARS for Ps. 354 at a variable rate (private BADLAR + 6.0%) with quarterly payments. The principal will be paid in two instalments (30% pabyable 6 months from the Issue and Settlement Date, and  70% on maturitydate). Price of issuance was 100.0% of the nominal value.

                -   Class IV NCN: for a face value of US$ 51.3 (equivalent to 3,547) payable in argentine pesos at the applicable exchange rate at a fixed rate of 7.0%, with quarterly payments and principal expiring on May 21, 2021.

 21

IRSA Inversiones y Representaciones Sociedad Anónima

 -   Class V NCN: for a face value of US$ 9.2, equivalent to Ps. 640 which matures 24 months after the issuance date, with a fixed annual rate of interest 9.0%. Interest payments will be made on a quarterly basis and capital repayment will be made in one instalment at maturity.

22

IRSA Inversiones y Representaciones Sociedad Anónima

  Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of March 31, 2020
(Stated in millions)
Free translation from the original prepared in Spanish for publication in Argentina

1.
Specific and significant systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 2.3.

3.
Receivables and liabilities by maturity date.

Items		Past due	Without term	Without term	To be due
		03.31.20	Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	Total

Accounts receivables	Trade and other receivables	378	366	7	393	15	50	251	204	-	1,664
	Total	378	366	7	393	15	50	251	204	-	1,664
Liabilities	Trade and other payables	457	-	-	50	2	55	-	70	-	634
	Borrowings	105	-	-	2,404	7,818	11,972	199	769	2,198	25,465
	Salaries and social security liabilities	-	1	-	1	5	-	-	-	-	7
	Provisions	-	34	35	-	-	-	-	-	-	69
	Financial instruments	-	-	-	-	-	-	-	-	-	-
	Lease liabilities	-	-	-	-	-	-	1	-	-	1
	Total	562	35	35	2,455	7,825	12,027	200	839	2,198	26,176

23

IRSA Inversiones y Representaciones Sociedad Anónima

4.a.
Breakdown of accounts receivable and liabilities by maturity and currency.

Items		Current			Non-current			Totals
		Local currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total

Accounts receivables	Trade and other receivables	602	851	1,453	203	8	211	805	859	1,664
	Total	602	851	1,453	203	8	211	805	859	1,664
Liabilities	Trade and other payables	407	157	564	6	64	70	413	221	634
	Borrowings	2,027	20,471	22,498	10	2,957	2,967	2,037	23,428	25,465
	Salaries and social security liabilities	7	-	7	-	-	-	7	-	7
	Provisions	34	-	34	35	-	35	69	-	69
	Financial instruments	-	-	-	-	-	-	-	-	-
	Lease liabilities	-	1	1	-	-	-	-	1	1
	Total	2,475	20,629	23,104	51	3,021	3,072	2,526	23,650	26,176

4.b.
Breakdown of accounts receivable and liabilities by adjustment clause.

    On March 31, 2020 there are no receivables and liabilities subject to adjustment clause.

4.c.
Breakdown of accounts receivable and liabilities by interest clause

Items		Current				Non-current				Accruing interest		Non-accuinginterest	Total
		Accruing interest		Non-accruing interest (*)	Total	Accruing interest		Non-accruing interest (*)	Total
		Fixed rate	Floating rate			Fixed rate	Floating rate			Fixed rate	Floating rate
Accounts receivables	Trade and other receivables	106	642	705	1,453	-	-	211	211	106	642	916	1,664
	Total	106	642	705	1,453	-	-	211	211	106	642	916	1,664
Liabilities	Trade and other payables	-	-	564	564	1	-	69	70	1	-	633	634
	Borrowings	19,960	1,932	606	22,498	2,685	272	10	2,967	22,645	2,204	616	25,465
	Salaries and social security liabilities	-	-	7	7	-	-	-	-	-	-	7	7
	Provisions	-	-	34	34	-	-	35	35	-	-	69	69
	Financial instruments	-	-	-	-	-	-	-	-	-	-	-	-
	Lease liabilities	1	-	-	1	-	-	-	-	1	-	-	1
	Total	19,961	1,932	1,211	23,104	2,686	272	114	3,072	22,647	2,204	1,325	26,176

(*) Includes the balance as of 03.31.2020 of the interest payable corresponding to the loans.

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IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of March 31, 2020
(Stated in millions)
Free translation from the original prepared in Spanish for publication in Argentina

5.
Related parties.

a.
Interest in related parties:

Name of the entity	% ownership interest of the Group
Entity's with direct ownership interest of IRSA:
IRSA CP	79.27%
E-commerce Latina S.A.	95.13%
Efanur S.A.	100.00%
Hoteles Argentinos S.A.	100.00%
Inversora Bolívar S.A.	95.13%
Llao Llao Resort S.A.	50.00%
Nuevas Fronteras S.A.	76.34%
Palermo Invest S.A.	97.00%
Ritelco S.A.	100.00%
Tyrus S.A.	100.00%
Liveck S.A.	9.41%

b.
Related parties debit/credit balances. See Note 21 to the Unaudited Condensed Interim Separate Financial Statements.

6.
Loans to Directors.

Refer to Note 21 to the Unaudited Condensed Interim Separate Financial Statements.

7.
Physical inventory.

In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.
Current values.

Refer to Notes 7, 8 and 10 to the Unaudited Condensed Interim Separate Financial Statements.

9.
Appraisal revaluation of property, plant and equipment.

None.

10.
Obsolete unused property, plant and equipment.

None.

11.
Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550.

None.

12.
Recovery values.

Refer to Notes 6, 7, 8 and 10 to the Unaudited Condensed Interim Separate Financial Statements.

25

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of March 31, 2020
(Stated in millions)
Free translation from the original prepared in Spanish for publication in Argentina

13.
Insurances.

Insured Assets.

Real Estate	Insured amounts (1)	Accounting values	Risk covered
Bouchard 551	2	146	All operational risk with additional coverage and minor risks
Libertador 498	4	1,651	All operational risk with additional coverage and minor risks
Santa María del Plata	0.053	9,764	All operational risk with additional coverage and minor risks
Abril Manor House	4	5	All operational risk with additional coverage and minor risks
Catalinas Norte Plot	2	958	All operational risk with additional coverage and minor risks
Subtotal	12	12,524
Single policy	15,000		Third party liability

(1)
The insured amounts are in US Dollars.

                 In our opinion, the above-described insurance policies cover current risks adequately.

14.
Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder´s equity.

None.

15.
Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

Not applicable.

16.
Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.
Unpaid accumulated dividends on preferred shares.

None.

18.
Restrictions on distributions of profits.

According to Argentine law, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution.

In addition, according to CNV General Resolution N° 609/12, a special reserve was constituted which cannot be released to make distributions in cash or in kind. See Note 16 to the Consolidated Financial Statements at June 30, 2019.

Autonomous City of Buenos Aires, June 8, 2020.

26

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Bolivar 108 – 1° floor
Autonomous City Buenos Aires
Tax Code No. 30-52532274-9

Introduction

We have reviewed the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter “the Company”) which included the unaudited condensed interim separate statements of financial position as of March 31, 2020, and the unaudited condensed interim separate statements of income and other comprehensive income for the nine-month period and three-month period ended March 31, 2020, the unaudited condensed interim separate statements of changes in shareholders’ equity and the unaudited condensed interim separate statements of cash flows for the nine-month period then ended and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2019 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with the International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB) and , for this reason, is responsible for the preparation and presentation of the unaudited condensed interim separate financial statements above mentioned in the first paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE, without modification as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim separate financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statements of financial position, the separate statements of income and other comprehensive income and the separate statements of cash flows of the Company.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying unaudited condensed interim separate financial information is not prepared, in all material respects, in accordance with International Accounting Standard 34, 'Interim financial reporting'.

Emphasis paragraph

Without qualifying our conclusion, we draw attention to the information in Note 25 to the accompanying unaudited condensed interim separate financial statements, in which Management has described the impact of the current economic context and of COVID-19 (Coronavirus) on the financial situation of the Group, as well as the possible alternatives that it is evaluating to face the maturities of its financial liabilities at the maturity date; and the information included in Note 6 to the accompanying unaudited condensed interim separate financial statements regarding the financial situation of the subsidiary IDBD from the Operations Center in Israel.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA Inversiones y Representaciones Sociedad Anónima that:

a)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima are being processed for recording in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

c)
we have read the additional information to the notes to the unaudited condensed interim separate statements required by section 12 of Chapter III Title IV of the text of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

d)
at March 31, 2020, the debt of IRSA Inversiones y Representaciones Sociedad Anónima owed in favor of the Argentina Integrated Pension System which arises from accounting records amounted to Ps. 234,549.47, which was not claimable at that date.

Autonomous City of Buenos Aires, June 8, 2020.

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Mariano C. Tomatis Public Accountant (UBA) C.P.C.E.C.A.B.A. Tº 241 Fº 118	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 José Daniel Abelovich Public Accountant (UBA) C.P.C.E.C.A.B.A. T° 102 F° 191

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2020

I. Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

COVID-19 PANDEMIC

The COVID-19 pandemic, originated in China and subsequently spread to numerous countries, including Argentina, is adversely impacting the global economy, the Argentine economy and the Company's business. Although the COVID-19 pandemic has had a national impact on the activity carried out by the Company, it is still too early to assess its full extent.

On March 12, 2020, the National Executive Power (NEP) decreed a health emergency to handle the crisis caused by COVID-19, and later, on March 19, issued a decree ordering social, preventive and mandatory isolation, which originally applied from March 20 to March 31, 2020 inclusive, and has been extended since then until June 28, 2020. The measures adopted in Argentina include the deceleration or suspension of most of the non-essential activities carried out by individuals and, consequently, are significantly affecting the national and regional economy and economic uncertainty is increasing, evidenced by an increase in asset price volatility.

The current estimated impacts of the COVID-19 pandemic on the Company as of the date of these financial statements are established below:

Argentina Business Center

●
As a consequence of the social, preventive and compulsory isolation, the shopping centers across the country were closed, exclusively remaining operational those stores dedicated to activities considered essential such as pharmacies, supermarkets and banks, while some gastronomic and clothing stores are working by delivery and sale system by WhatsApp. In the interior of the country, In May, some provinces proceeded to relax isolation and open their commercial and recreational activities, such as Salta, where the Alto Noa shopping center is operating with a strict protocol that It includes reduced hours, social distancing and a rigorous control of security and hygiene.

●
Given the closure of the shopping centers, our subsidiary IRSA Propiedades Comerciales S.A. (hereinafter IRSA CP) has decided to postpone the maturities of the base rent and the collective promotion fund for the months of April and May 2020, prioritizing the long-term relationship with its tenants. Additionally, an increase in the delinquency rates of some tenants has been detected.

●
Regarding the offices, although most tenants are working in home office mode, they are operating with strict safety and hygiene protocols. To date, we have not seen any deterioration in collection.

●
La Rural, the Convention Centers of Buenos Aires and Punta del Este and the DirecTV Arena stadium, establishments that the Company owns directly or indirectly, have also been closed since March 20. All scheduled conferences are suspended, much of the fairs and conventions have been postponed, while the shows scheduled at the DIRECTV Arena have been mostly canceled. The reopening date of these establishments is uncertain, as well as the future agenda of fairs, conventions and shows.

●
In order to minimize the risk of spreading the virus and protect public health, Libertador hotel in the City of Buenos Aires and Llao Llao hotel in Río Negro province are temporarily closed, and we do not know with certainty when they may be reopened and when they will be able to operate normally again;meanwhile, Intercontinental hotel in the City of Buenos Aires is working only under a contingency and emergency plan.

1

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2020

Israel Business Center

●
Although COVID-19 has had a negative impact on the market valuations of IDB, DIC and operating subsidiaries given the sharp drop in prices, the mandatory isolation lasted approximately 10 days with subsequent relaxation of activities under strict safety and hygiene protocols. Regarding operating businesses, there have been mixed impacts:

o
in the case of supermarkets (Shufersal) and agriculture (Mehadrin) they have had a short-term positive impact as they are essential activities.

o
in telecommunications (Cellcom), especially regarding international roaming service, a decrease in consumption has been experienced due to the significant reduction in international tourism. Cellcom has taken measures to reduce these negative effects, cutting costs and investments during the coronavirus crisis period, including downsizing.

o
at PBC, real estate activities and income are affected by the economy and restrictions in circulation, and therefore PBC’s cash flow is expected to be somewhat vulnerable, although it cannot be estimated to what extent at this time. PBC has carried out a valuation of its investment properties on those in which there were signs of impairment and as a consequence of this it has registered a decrease of ARS 2,861 million in the value of its properties.

Financial instruments measured at fair value with a counterpart in results: The current situation generated a great volatility in the markets, which generated a decrease of ARS 9,778 million in the valuation of financial instruments measured at fair value.

Regarding the Group financial debt maturities for the next twelve months:

●
IRSA has the maturity of Class II Notes with a nominal value of USD 71.4 million, maturing on July 20, 2020; Class II Notes with a nominal value of CLP 31,502.6 million (equivalent to approximately USD 37.2 million) maturing on August 6, 2020; Class II Notes with a nominal value of USD 181.5 million, maturing on November 15, 2020 and bank debt for an amount equivalent to USD 55.2 million.

●
Our subsidiary IRSA CP has the maturity of Class IV Notes with a nominal value of USD 140 million in September 2020 and USD 27.3 million with banks.

●
Our subsidiaries IDB-DIC have short-term financial debt with a nominal value of USD 223 million (which include notes and loans with banks and financial institutions), it should be mentioned that these commitments have no effect on IRSA, given that said indebtedness does not have recourse against IRSA, nor has IRSA guaranteed it with its assets.

As a subsequent event, in May 2020, IRSA has issued Notes in the local market for an approximate amount of USD 67 million in order to refinance short-term debt. With the proceeds from this issuance, it could cover the maturity of the Class II Notes for a nominal value of USD 71.4 million, maturing on July 20, 2020.

Among the alternatives that are being considered to refinance August 2020 and November 2020 Notes maturities, are the capital increase approved by the Annual Shareholders’ Meeting on October 30, 2019 for an approximate amount of between USD 70 and USD 100 million, and the access to the local and international capital market, either through new debt issuance or liability management operations, for amounts that would be between USD 40 and USD 100 million, in addition to the operation already carried out in May. Likewise, IRSA has a broad and extensive relationship with banks in the local financial system that could complement and diversify the Company’s sources of financing in addition to the capital market. In this regard, it should be noted that IRSA’s bank debt maturing in April and May 2020 for a total amount of USD 29.4 million has been renewed under normal market conditions. Additionally, as part of our strategy, the company could sell part of its assets portfolio (offices and / or land reserves) that would generate additional funds.

2

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2020

Finally, IRSA has and approved credit line with IRSA CP for up to USD 180 million for 3 years, of which as of March 31, 2020, IRSA used approximately USD 54.7 million, leaving the balance available. It is worth mentioning that IRSA CP is currently working on different financing alternatives with local banks (Syndicated Loans and / or Bilateral Loans) for amounts estimated in pesos for the equivalent of between 50 and 100 million dollars in order to meet its obligations in the short term, and could eventually have access to debt transactions in the local capital market, either through the issuance of new debt or through liability management operations, for estimated amounts of between 40 and 100 million dollars.

The final extent of the Coronavirus outbreak and its impact on the country's economy is unknown and cannot be reasonably predicted. However, although it has produced significant short-term effects, they are not expected to affect business continuity. Although there are economic impacts in the short term, it is estimated that the company will be able to continue meeting its financial commitments for the next twelve months.

The Company is closely monitoring the situation and taking all necessary measures to preserve the human life and the Company's business.

3

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2020

Consolidated Results

(in millions of ARS)	IIIQ 20	IIIQ 19	YoY Var	9M 20	9M 19	YoY Var
Revenues	23,441	23,367	0.3%	69,564	66,184	5.1%
Net gain / (loss) from fair value adjustment of investment properties	-4,289	1,393	-407.9%	-275	-8,396	-96.7%
Profit / (Loss) from operations	-630	2,905	-121.7%	7,005	-614	-
Depreciation and amortization	4,153	2,871	44.6%	11,604	7,859	47.7%
EBITDA(1)	3,523	5,776	-39.0%	18,609	7,245	156.9%
Adjusted EBITDA(1)	7,812	4,383	78.2%	20,993	15,207	38.0%
(Loss) / Profit for the period	-9,423	-4,425	112.9%	-4,187	-13,442	-68.9%
Attributable to equity holders of the parent	-8,035	-4,325	85.8%	-9,567	-13,050	-26.7%
Attributable to non-controlling interest	-1,388	-100	1,288.0%	5,380	-392	-
(1)
See Point XIX: EBITDA Reconciliation

Company’s income increased by 5.1% during the nine-month period of fiscal year 2020 as compared to the same period of 2019, while Adjusted EBITDA increased 38.0% reaching ARS 20,993 million, ARS 5,168 million from Argentina Business Center, that decreased 6.3%, and ARS 15,825 million from Israel Business Center, that increased by 63.3% mainly due to an increase in the EBITDA of Telecommunications segment (Cellcom) as a consequence of the impact of IFRS 16 implementation: leases costs are now included in Amortizations.

Profit for the period under review reached a gain of ARS 4,187 million compared to an ARS 13,442 million loss registered in the same period of 2019. This lower loss is mainly explained by the result from the deconsolidation of Gav-Yam, as a result of the loss of control, offset by lower results of the market valuation of Clal in the Israel operations center and net financial losses in Argentina. Net income attributable to the controlling shareholder registered a loss of ARS 9,567 million compared to a loss of ARS 13,050 million in the first half of 2019.

Argentina Business Center

II. Shopping Malls (through our subsidiary IRSA Propiedades Comerciales S.A.)

During the nine-month period of fiscal year 2020, our tenants’ sales reached ARS 64,912 million, 3.7% lower, in real terms, than the same period of 2019. During the third quarter there was a decrease of 11.9% in sales affected by the second half of March without operations due to the isolation decreed as a consequence of COVID-19. Excluding that 15-day period of the quarter in which shopping centers were closed, tenant sales grew 5.8% compared to the same period in 2019, showing that consumption had been recovering and growing in real terms before the pandemic.

Our portfolio’s leasable area totaled 332,642 sqm during the quarter, in line with the same period of previous fiscal year. Portfolio’s occupancy remained stable at approximately 94.8%.

Shopping Malls’ Operating Indicators

(in ARS million, except indicated)	IIIQ 20	IIQ 20	IQ 20	IVQ 19	IIIQ 19
Gross leasable area (sqm)	332,642	332,812	332,277	332,150	332,774
Tenants’ sales (3 months cumulative)	16,204	26,571	22,137	22,193	18,396
Occupancy	94.8%	95.0%	94.3%	94.7%	94.5%

4

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2020

Shopping Malls’ Financial Indicators

(in millions of ARS)	IIIQ 20	IIIQ 19	YoY Var	9M 20	9M 19	YoY Var
Revenues from sales, leases and services	1,417	1,775	-20.2%	5,345	6,311	-15.3%
Net (loss) / gain from fair value adjustment on investment properties	-1,689	-401	321.2%	-3,711	-15,130	-75.5%
Profit / (Loss) from operations	-649	885	-173.3%	128	-10,510	-
Depreciation and amortization	14	27	-48.1%	92	94	-2.1%
EBITDA (1)	-635	912	-169.6%	220	-10,416	-102.1%
Adjusted EBITDA (1)	1,054	1,313	-19.7%	3,931	4,714	-16.6%
(1)
See Point XIX: EBITDA Reconciliation

Income from this segment decreased 15.3% during the nine-month period of fiscal year 2020, compared with same period of previous fiscal year, mainly due to the impact of fix components that did not accompany tenants sales recovery in the period, especially during first semester, such as base rents that decreased 23.4% in real terms and admission rights that decreased 9.1%, as well as the inclusion in the previous fiscal year of an extraordinary income of ARS 146 million as compensation for Walmart’s contract termination in Dot Baires Shopping. Costs, administrative and marketing expenses (SG&A) of the segment decrease by approximately 10.5%. Adjusted EBITDA reached ARS 3,931 million, 16.6% lower than the same period of fiscal year 2019, mainly due to higher commercial discounts granted during the nine-month period of fiscal year 2020. Adjusted EBITDA margin, excluding income from expenses and collective promotion fund, was 73.6%, 1.1 bps lower than in the same period of previous fiscal year.

Operating data of our Shopping Malls

	Date of opening	Location	Gross Leasable Area sqm (1)	Stores	Occupancy Rate (2)	IRSA CP’s Interest (3)
Alto Palermo	Dec-97	City of Buenos Aires	18,655	136	98.1%	100%
Abasto Shopping(4)	Nov-99	City of Buenos Aires	36,760	164	97.9%	100%
Alto Avellaneda	Dec-97	Province of Buenos Aires	38,330	127	99.3%	100%
Alcorta Shopping	Jun-97	City of Buenos Aires	15,725	114	99.1%	100%
Patio Bullrich	Oct-98	City of Buenos Aires	11,396	89	92.5%	100%
Buenos Aires Design(5)	Nov-97	City of Buenos Aires	-	-	-	-
Dot Baires Shopping	May-09	City of Buenos Aires	48,805	167	75.7%	80%
Soleil	Jul-10	Province of Buenos Aires	15,156	79	98.3%	100%
Distrito Arcos	Dec-14	City of Buenos Aires	14,335	65	94.5%	90.0%
Alto Noa Shopping	Mar-95	Salta	19,313	85	99.8%	100%
Alto Rosario Shopping(4)	Nov-04	Santa Fe	33,681	141	98.7%	100%
Mendoza Plaza Shopping	Dec-94	Mendoza	42,893	128	98.0%	100%
Córdoba Shopping	Dec-06	Córdoba	15,361	104	98.8%	100%
La Ribera Shopping	Aug-11	Santa Fe	10,530	68	99.4%	50%
Alto Comahue	Mar-15	Neuquén	11,702	95	96.6%	99.95%
Patio Olmos(6)	Sep-07	Córdoba
Total			332,642	1,562	94.8%
(1) Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area as of the last day of the fiscal period.
(3) Company’s effective interest in each of its business units.
(4) Excludes Museo de los Niños (3,732 square meters in Abasto and 1,261 square meters in Alto Rosario).
(5) End of concession December 5, 2018
(6) IRSA CP owns the historic building of the Patio Olmos shopping mall in the Province of Córdoba, operated by a third party.

5

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2020

Cumulative tenants’ sales as of March 31

(per Shopping Mall, in ARS. million)	IIIQ 20	IIIQ 19	YoY Var	9M 20	9M 19	YoY Var
Alto Palermo	1,898	2,257	-15.9%	8,084	8,248	-2.0%
Abasto Shopping	2,022	2,369	-14.6%	8,191	8,892	-7.9%
Alto Avellaneda	1,741	2,100	-17.1%	7,254	7,948	-8.7%
Alcorta Shopping	1,165	1,231	-5.4%	4,820	4,663	3.4%
Patio Bullrich	802	852	-5.9%	3,211	3,053	5.2%
Buenos Aires Design(1)	-	-	-	-	534	-100.0%
Dot Baires Shopping	1,633	1,772	-7.8%	6,445	6,782	-5.0%
Soleil	777	1,003	-22.5%	3,348	3,530	-5.2%
Distrito Arcos	878	864	1.6%	3,768	3,238	16.4%
Alto Noa Shopping	809	907	-10.8%	2,824	3,000	-5.9%
Alto Rosario Shopping	1,745	1,812	-3.7%	6,629	6,481	2.3%
Mendoza Plaza Shopping	1,386	1,561	-11.2%	4,935	5,227	-5.6%
Córdoba Shopping	498	598	-16.7%	2,033	2,190	-7.2%
La Ribera Shopping(2)	357	438	-18.5%	1,373	1,522	-9.8%
Alto Comahue	493	632	-22.0%	1,997	2,120	-5.8%
Total	16,204	18,396	-11.9%	64,912	67,428	-3.7%
(1) End of concession December 5, 2018
(2) Through our joint venture Nuevo Puerto Santa Fe S.A.

Cumulative tenants’ sales per type of business

(per Type of Business. in ARS million)	IIIQ 20	IIIQ 19	YoY Var	9M 20	9M 19	YoY Var
Anchor Store	834	958	-12.9%	3,441	3,598	-4.4%
Clothes and Footwear	8,312	9,682	-14.1%	35,783	37,219	-3.9%
Entertainment	590	670	-11.9%	2,037	2,120	-3.9%
Home	342	389	-12.1%	1,331	1,558	-14.6%
Restaurant	2,067	2,316	-10.8%	7,291	7,644	-4.6%
Miscellaneous	2,508	2,486	0.9%	9,026	8,669	4.1%
Services	226	246	-8.1%	758	822	-7.8%
Electronic appliances	1,325	1,649	-19.6%	5,245	5,798	-9.5%
Total	16,204	18,396	-11.9%	64,912	67,428	-3.7%

Detailed Revenues as of March 31

(in ARS million)	IIIQ 20	IIIQ 19	YoY Var	9M 20	9M 19	YoY Var
Base Rent (1)	759	1,084	-30.0%	2,577	3,362	-23.4%
Percentage Rent	264	283	-6.7%	1,406	1,266	11.1%
Total Rent	1,024	1,369	-25.2%	3,983	4,628	-13.9%
Revenues from non-traditional advertising	36	16	134.7%	139	135	2.7%
Admission rights	197	236	-16.5%	687	756	-9.1%
Fees	25	27	-5.0%	76	88	-13.7%
Parking	74	92	-19.9%	279	351	-20.6%
Commissions	43	48	-9.4%	142	179	-20.5%
Others	17	-12	-	38	173	-77.7%
Subtotal (2)	1,417	1,776	-20.2%	5,345	6,311	-15.3%
Expenses and Collective Promotion Funds	776	860	-9.8%	2,310	2,463	-6.2%
Total	2,193	2,636	-16.8%	7,655	8,774	-12.7%
(1)
Includes Revenues from stands for ARS 400.5 million cumulative as of March 2020
(2)
Does not include Patio Olmos.

6

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2020

III. Offices

The A+ office market in the City of Buenos Aires remains robust even in times of pandemic, showing its resilience, the high quality of the tenants who occupy them and waiting for the situation to begin to normalize. The price of Premium commercial spaces remains at levels of USD 4,900 per square meter while rental prices slightly decreased at USD 27.2 when compared with same period of previous fiscal year. per square meter for the A+ segment. The vacancy of the premium segment reached 7.8%.

As concerns the A+ office market in the Northern Area, we have noted a significant improvement in the price of units during the last 10 years, and we believe in its potential during the next years. Nevertheless, rental prices show a downward trend around USD 26.0 per square meter.

Sale and Rental Prices of A+ Offices – City of Buenos Aires

                                                                                                                                                                                        Source: LJ Ramos

Sale and Rental Prices of A+ Offices – Northern Area

                                                                                                                                                                                    Source: LJ Ramos

Gross leasable area was 115,640 sqm as of the third three-month period of fiscal year 2020, highly increased when compared to the same period of previous year due to the inauguration of the Zetta building in May 2019.

Portfolio average occupancy slightly decreases compared to previous quarters reaching 87.0%, mainly due to a slightly higher vacancy in our premium portfolio (class A+&A), whose occupancy reached 93.9%. The average rental price reached USD 26.6 per sqm in line with previous quarters.

Offices’ Operating Indicators

	IIIQ 20	IQ 20	IVQ 19	IIIQ 19	IIQ 19
Leasable area	115,640	115,640	115,640	115,378	83,205
Total Occupancy	87.0%	88.7%	88.1%	88.3%	91.4%
Class A+ & A Occupancy	93.9%	97.1%	96.6%	97.2%	95.0%
Class B Occupancy	53.2%	47.5%	46.2%	45.0%	79.6%
Rent USD/sqm	26.6	26.9	26.6	26.4	26.3

7

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2020

Offices’ Financial Indicators

(in ARS million)	IIIQ 20	IIIQ 19	YoY Var	9M 20	9M 19	YoY Var
Revenues from sales, leases and services	550	633	-13.1%	1,730	1,539	12.4%
Net gain from fair value adjustment on investment properties, PP&E e inventories	-344	564	-161.0%	3,241	4,729	-31.5%
Profit from operations	71	1,116	-93.6%	4,574	5,952	-23.2%
Depreciation and amortization	10	9	11.1%	33	19	73.7%
EBITDA(1)	81	1,125	-92.8%	4,607	5,971	-22.8%
Adjusted EBITDA (1)	425	561	-24.2%	1,366	1,242	10.0%
(1)
See Point XIX: EBITDA Reconciliation

In real terms, during the nine-month period of fiscal year 2020, revenues from the offices segment increased by 12.4% compared to the same period of 2019. Adjusted EBITDA from this segment grew 10.0% compared to the same period of the previous year due to the positive impact of the devaluation in our dollar-denominated contracts and the effect of inauguration and income flattening of the new Zetta building. Adjusted EBITDA margin was 79.0%, 1.7 bps higher than the same period of previous year.

Below is information on our Office segment and other rental properties as of March 31, 2020.

	Date of Acquisition	Gross Leasable Area (sqm) (1)	Occupancy (2)	IRSA CP’s Actual Interest
Offices(3)
Edificio República	04/28/08	19,885	86.9%	100%
Torre Bankboston	08/27/07	14,865	96.4%	100%
Intercontinental Plaza	11/18/97	2,979	100.0%	100%
Bouchard 710	06/01/05	15,014	92.5%	100%
Suipacha 652/64	11/22/91	11,465	31.2%	100%
Dot Building	11/28/06	11,242	92.6%	80%
Philips Building	06/05/17	8,017	84.6%	100%
Zetta Building	05/06/19	32,173	97.5%	80%
Subtotal Offices		115,640	87.0%	N/A

Other Properties
Santa María del Plata S.A	10/17/97	116,100	17.3%	100%
Nobleza Piccardo (4)	05/31/11	109,610	22.5%	50.0%
Other Properties (5)	N/A	12,292	35.6%	N/A
Subtotal Other Properties		238,002	20.6%	N/A

Total Offices and Others		353,642	42.3%	N/A
(1) Corresponds to the total leasable surface area of each property. Excludes common areas and parking spaces.
(2) Calculated by dividing occupied square meters by leasable area.
(3) Through IRSA CP.
(4) Through Quality Invest S.A.
(5) Includes the following properties: Dot Adjoining Plot, Intercontinental plot of land, Anchorena 665, Casona Abril, and Rivadavia 2774.

IV. Sales and Developments

(in millions of ARS)	IIIQ 20	IIIQ 19	YoY Var	9M 20	9M 19	YoY Var
Revenues	187	370	-49.5%	683	927	-26.3%
Net gain from fair value adjustment on investment properties	-69	1,652	-104.2%	2,673	1,864	43.4%
Profit from operations	-127	1,617	-107.9%	2,602	1,995	30.4%
Depreciation and amortization	-	4	-100.0%	5	9	-44.4%
Barter Agreements result	-	-	-	235	434	-45.9%
EBITDA(1)	-127	1,621	-107.8%	2,607	2,004	30.1%
Adjusted EBITDA(1)	-58	-31	87.1%	-301	-294	2.4%
(1)
See Point XIX: EBITDA Reconciliation

8

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2020

Revenues from the “Sales and Development” segment decreased 26.3% during the nine-month period of fiscal year 2020 compared to the same period of previous year, due to the recognition in the previous fiscal year of the sale of a plot made by Zetol. Adjusted EBITDA of the segment was ARS 301 million loss, compared to ARS 294 million loss in the same period of fiscal year 2019.

V. CAPEX (through our subsidiary IRSA Propiedades Comerciales S.A.)

The works that the company had in progress before the emergence of COVID-19 have been suspended due to the interruption of construction activity in the city of Buenos Aires on March 20. To date, this activity is working with restrictions. Although this suspension will generate a delay in the opening dates, the company hopes to be able to finish its two most important taking all necessary precautions at the current situation.

200 Della Paolera - Catalinas building

The building under construction will have 35,000 sqm of GLA consisting of 30 office floors and 316 parking spaces and is located in the “Catalinas” area in the City of Buenos Aires, one of the most sought-after spots for Premium office development in Argentina. The company owns 30,832 square meters consisting of 26 floors and 272 parking spaces in the building. As of March 31, 2020, work progress was 95.0%. As of today, we have 61.5% of the IRSA CP's own GLA sqm with signed lease agreements and there are good commercialization prospects for the rest of the surface.

Alto Palermo Expansion

Alto Palermo shopping mall expansion consists in moving the food court to a third level by using the area of an adjacent building acquired in 2015. This expansion will add a gross leasable area of approximately 3,900 square meters to the shopping mall with the highest sales per square meter in our portfolio. Work progress as of March 31, 2020 was 62.0%.

VI. Hotels

During the nine-month period of fiscal year 2020, Hotels segment recorded a decrease in revenues of 15.5% mainly due to the decrease in the rate and the growth of the vacancy of Libertador hotel after the company acquisition of 20% of the ownership of Sheraton and began the operation of the hotel on its own. The segment’s EBITDA reached ARS 480 million during the period under review, 33.1% lower than in the previous fiscal year, mainly because the impact during 9M19 of the G-20 in Intercontinental as well as the event of the Emir of Qatar in Llao Llao. Likewise, the quarter under analysis contains 10 days of March without operations given the mandatory Isolation decreed in Argentina on March 20 by COVID-19.

	IIIQ 20	IIQ 20	IQ 20	IVQ 19	IIIQ 19
Average Occupancy	52.8%	68.1%	61.6%	65.2%	69.3%
Average Rate per Room (USD/night)	193	180	163	197	209

(in millions of ARS)	IIIQ 20	IIIQ 19	YoY Var	9M 20	9M 19	YoY Var
Revenues	561	714	-21.4%	1,928	2,282	-15.5%
Profit from operations	90	169	-46.7%	349	598	-41.6%
Depreciation and amortization	33	43	-23.3%	131	119	10.1%
EBITDA	123	212	-42.0%	480	717	-33.1%

9

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2020

The following is information on our hotels segment as of March 31, 2020:

Hotels	Date of Acquisition	IRSA’s Interest	Number of rooms	Occupancy(1)	Average Price per Room USD. (2)

Intercontinental (3)	11/01/1997	76.34%	313	62.4%	138
Libertador (4)	03/01/1998	100.00%	200	35.0%	90
Llao Llao (5)	06/01/1997	50.00%	205	55.7%	351
Total	-	-	718	52.8%	193
(1)
Accumulated average in the three-month period.
(2)
Accumulated average in the three-month period.
(3)
Through Nuevas Fronteras S.A. (Subsidiary of IRSA).
(4)
Through Hoteles Argentinos S.A.
(5)
Through Llao Llao Resorts S.A.

VII. International

Lipstick Building, New York, United States

The Lipstick Building is a landmark building in the City of New York, located at Third Avenue and 53th Street in Midtown Manhattan, New York. Architects John Burgee and Philip Johnson (Glass House and Seagram Building, among other renowned works) designed it and it is named after its elliptical shape and red façade. Its gross leasable area is approximately 58,000 sqm and consists of 34 floors.

As of March 31, 2020, the building’s occupancy rate was 95.6%, thus generating an average rent of USD 79.8 per sqm.

Lipstick	Mar-20	Mar-19	YoY Var
Gross Leasable Area (sqm)	58,092	58,092	-
Occupancy	95.6%	95.9%	-0.3 bps
Rental price (USD/sqm)	79.8	76.9	3.8%

In March 2020, Metropolitan, a subsidiary of New Lipstick, received the cancellation of the debt that it maintained with the Royal Bank of Canada, without any consideration. Said cancellation generated a positive result in Metropolitan of US$ 40 million.

Investment in Condor Hospitality Inc.

On July 19, 2019, Condor signed an agreement and merger plan with a company not related to the group. As agreed, each Condor ordinary share, whose nominal value is USD 0.01 per share will be cancelled before the merger and will become the right to receive a cash amount equivalent to USD 11.10 per ordinary share. Additionally, in accordance with the terms and conditions of the merger agreement, each Series E convertible share will be automatically cancelled and will become entitled to receive a cash amount equal to USD 10.00 per share.

It was estimated that the operation would be settled prior to March 23, 2020. On March 24, 2020, Condor issued a press release announcing that the aforementioned merger agreement has not finally been executed, so the transaction has not been settled. The Company is in discussions with the buyer regarding the closing of the acquisition and is also reviewing its options and reserves all rights under the merger agreement.

As of the date of release of these financial statements, the Group owned 2,197,023 ordinary shares and 325,752 Series E shares.

10

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2020

VIII. Corporate

(in millions of ARS)	IIIQ 20	IIIQ 19	YoY Var	9M 20	9M 19	YoY Var
Revenues	-	-	-	-	-	-
Loss from operations	-21	-42	-50.0%	-212	-393	-46.1%
Depreciation and amortization	-	1	-100.0%	2	3	-33.3%
EBITDA	-21	-41	-48.8%	-210	-390	-46.2%

IX. Financial Operations and Others

Interest in Banco Hipotecario S.A. (“BHSA”) through IRSA

BHSA is a leading bank in the mortgage lending industry, in which IRSA held an equity interest of 29.91% as of March 31, 2020. During the nine-month period of fiscal year 2020, the investment in Banco Hipotecario generated a ARS 486 million gain compared to a ARS 791 million loss during the same period of 2019. For further information, visit http://www.cnv.gob.ar or http://www.hipotecario.com.ar.

Israel Business Center

X. Investment in IDB Development Corporation and Discount Investment Corporation (“DIC”)

As of March 31, 2020, IRSA’s indirect equity interest in IDB Development Corp. was 100% of its stock capital and in Discount Corporation Ltd. (“DIC”) was 82.31% of its stock capital.

Within this operations center, the Group operates the following segments:

●
The “Real Estate” segment mainly includes the assets and profit from operations derived from the business related to the DIC subsidiary, Property & Building (“PBC”). Through PBC, the Group operates rental and residential properties in Israel, United States and other locations in the world, and executes commercial projects in Las Vegas, United States of America.

●
The “Telecommunications” segment includes the assets and profit from operations derived from the business related to the subsidiary Cellcom. Cellcom is supplier of telecommunication services and its main businesses include the provision of cellular and fixed telephone, data and Internet services, among others.

●
The “Insurance” segment includes the investment in Clal. This company is one of the largest insurance groups in Israel, whose businesses mainly comprise pension and social security insurance and other insurance lines. The Group does not hold a controlling interest in Clal; therefore, it is not consolidated on a line-by-line basis, but presented under a single line as a financial instrument at fair value, as required under IFRS for the current circumstances in which no control is exercised.

●
The “Others” segment includes the assets and profit from other miscellaneous businesses, such as technological developments, tourism, oil and gas assets, electronics, and other sundry activities.

11

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2020

Segment Results

Following is the comparative information by segments of our Israel Business Center for the period between July 1, 2019 and March 31, 2020.

Real Estate (Property & Building - PBC) - ARS MM	IIIQ 20	IIIQ 19	YoY Var	9M 20	9M 19	YoY Var
Revenues	3,042	3,877	-21.5%	9,809	10,510	-6.7%
Result from fair value adjustment of investment properties	-2,408	-139	1.632.4%	-2,585	386	-769.7%
(Loss) / Profit from operations	-942	970	-197.1%	-284	3,556	-108.0%
Depreciation and amortization	15	16	-6.3%	81	43	88.4%
Devaluation of associates and joint ventures	597	-	100.0%	2,344	-	100.0%
EBITDA	-927	986	-194.0%	-203	3,599	-105.6%
Adjusted EBITDA	2,078	1,125	84.7%	4,726	3,213	47.1%

Revenues and operating income of the Real Estate segment through the subsidiary PBC reached in the nine-month period of fiscal year 2020 an amount of ARS 9,809 million and a ARS 284 million loss, respectively, and for the same period of fiscal year 2019, reached ARS 10,510 million and ARS 3,566 million respectively. This is mainly due to an average real depreciation of 13.1% of the Argentine peso against the Israeli shekel, offset by an appreciation of the Shekel against the dollar, which makes the income in Shekels for rents lower. At the operational level, the segment suffered Mehadrin's impairment because of the decrease in the share price and the impairment of some group properties due to the decrease in market prices.

Telecommunications (Cellcom) ARS MM	IIIQ 20	IIIQ 19	YoY Var	9M 20	9M 19	YoY Var
Revenues	16,395	14,343	14.3%	46,142	40,234	14.7%
Profit / (Loss) from operations	506	-453	-	325	-407	-
Depreciation and amortization	4,031	2,761	46.0%	11,002	7,530	46.1%
EBITDA	4,537	2,308	96.6%	11,327	7,123	59.0%

The Telecommunications segment carried out by "Cellcom" reached ARS 46,142 million of revenue and an operating gain of ARS 325million in the nine-month period of fiscal year 2020. For the same period of fiscal year 2019, revenues were ARS 40,234 million and the operating loss was ARS 407 million. Income growth is due to a slight increase in the fixed line and a real average depreciation of 13.1% of the Argentine peso against the Israeli shekel. At EBITDA level, lease costs were reduced because these are charged to financial results due to the implementation of IFRS 16.

Others (other subsidiaries) ARS MM	IIIQ 20	IIIQ 19	YoY Var	9M 20	9M 19	YoY Var
Revenues	471	869	-45.8%	1,436	1,676	-14.3%
Profit / (Loss) from operations	612	-231	-	407	-264	-
Depreciation and amortization	32	16	100.0%	190	56	239.3%
EBITDA	644	-215	-399.5%	597	-208	-387.0%

The "Others" segment reached revenues of ARS 1,436 million and an operating gain of ARS 407 million in the nine-month period of fiscal year 2020. During the same period of fiscal year 2019, it reached revenues of ARS 1,676 million and an operating loss of ARS 264 million. This is mainly due a real decrease in Epsilon and Bartan's income together with an average real depreciation of 13.1% of the Argentine peso against the Israeli shekel. Additionally, during the nine-month period of fiscal year 2019 there were sales of associated companies while in the current period it did not register this kind of sales.

12

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2020

Corporate (DIC, IDBD and Dolphin) ARS MM	IIIQ 20	IIIQ 19	YoY Var	9M 20	9M 19	YoY Var
Revenues	-	-	-	-	-	-
Loss from operations	-288	-425	-32.2%	-825	-435	89.7%
Depreciation and amortization	-	-	-	-	-	-
EBITDA	-288	-425	-32.2%	-825	-435	89.7%

The "Corporate" segment reached in the nine-month period of fiscal year 2020 an operating loss of ARS 825 million and for the same period of fiscal year 2019, an operating loss of ARS 435 million. This is mainly due to the fact that during fiscal year 2019 we had positive results from the sale of Shufersal shares.

Regarding “Clal”, the Group values its holding in the company as a financial asset at market value. The valuation of Clal's shares as of 03/31/2020 amounted to ARS 4,369 million.

XI. EBITDA by Operations Center (ARS million)

Operations Center in Argentina

IIIQ FY 20	Shopping Malls	Offices	Sales and Developments	Hotels	International	Corporate	Others	Total
Profit from operations	128	4,574	2,602	349	-89	-212	332	7,684
Depreciation and amortization	92	33	5	131	2	2	32	297
EBITDA	220	4,607	2,607	480	-87	-210	364	7,981

IIIQ FY 19	Shopping Malls	Offices	Sales and Developments	Hotels	International	Corporate	Others	Total
Loss from operations	-10,510	5,952	1,995	598	-85	-393	-599	-3,042
Depreciation and amortization	94	19	9	119	3	3	7	254
EBITDA	-10,416	5,971	2,004	717	-82	-390	-592	-2,788
EBITDA Var	-	-22.8%	30.1%	-33.1%	6.1%	-46.2%	-161.5%	-

Israel Business Center

IIQ FY 20	Real Estate	Tele-communications	Others	Corporate	Total
Loss from operations	-284	325	407	-825	-377
Depreciations and amortizations	81	11,002	190	0	11,273
EBITDA	-203	11,327	597	-825	10,896
Net loss from fair value adjustment of investment properties	-2,585	-	-	-	-2,585
Impairment of Associates and Joint Ventures	2,344	-	-	-	2,344
Adjusted EBITDA	4,726	11,327	597	-825	15,825

13

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2020

IIQ FY 19	Real Estate	Tele-communications	Other	Corporate	Total
Profit from operations	3,556	-407	-264	-435	2,450
Depreciations and amortizations	43	7,530	56	0	7,629
EBITDA	3,599	7,123	-208	-435	10,079
Net gain from fair value adjustment of investment properties	386	-	-	-	386
Impairment of Associates and Joint Ventures	-	-	-	-	-
Adjusted EBITDA	3,213	7,123	-208	-435	9,693
EBITDA Var	-105.6%	59.0%	-	89.7%	8.1%
Adjusted EBITDA Var	47.1%	59.0%	-	89.7%	63.3%

XII. Reconciliation with Consolidated Statements of Income (ARS million)

Below is an explanation of the reconciliation of the company’s profit by segment with its Consolidated Statements of Income. The difference lies in the presence of joint ventures included in the segment but not in the Statements of Income.

	Total as per segment	Joint ventures*	Expenses and CPF	Elimination of inter-segment transactions	Total as per Statements of Income
Revenues	67,151	-54	2,482	-15	69,564
Costs	-41,280	36	-2,580	-	-43,824
Gross profit	25,871	-18	-98	-15	25,740
Net loss from fair value adjustment of investment properties	-20	-255	-	-	-275
General and administrative expenses	-7,782	13	-	22	-7,747
Selling expenses	-9,860	14	-	-	-9,846
Impairment of associates and joint ventures	-2,344	-	-	-	-2,344
Other operating results, net	1,442	19	23	-7	1,477
Profit from operations	7,307	-227	-75	-	7,005
Share of loss of associates and joint ventures	954	161	-	-	1,115
Profit before financial results and income tax	8,261	-66	-75	-	8,120
*Includes Puerto Retiro, CYRSA, Nuevo Puerto Santa Fe and Quality (San Martín plot).

XIII. Financial Debt and Other Indebtedness

Operations Center in Argentina

The following table contains a breakdown of our indebtedness as of March 31, 2020:
Description	Currency	Amount (USD MM) (1)	Interest Rate	Maturity
Bank overdrafts	ARS	31.7	Floating	< 360 days
Series II NCN (USD)	USD	71.4	11.50%	Jul-20
Series II NCN (CLP)	CLP	37.2	10.50%	Aug-20
Series I NCN	USD	181.5	10.00%	Nov-20
Loan with IRSA CP	USD	54.7	-	Mar-22
Other debt	USD	23.5	-	Feb-22
IRSA’s Total Debt	USD	400.0
Cash & Cash Equivalents + Investments	USD	0.5
IRSA’s Net Debt	USD	399.5
Bank loans and overdrafts	ARS	16.4	-	< 360 days
IRCP NCN Class IV(2)	USD	129.8	5.0%	Sep-20
PAMSA loan	USD	32.4	Fixed	Feb-23
IRCP NCN Class II	USD	360.0	8.75%	Mar-23
IRSA CP’s Total Debt	USD	538.6
Cash & Cash Equivalents + Investments (3)	USD	124.3
Intercompany Credit	USD	54.7
IRSA CP’s Net Debt	USD	359.6
(1)
Principal amount in USD (million) at an exchange rate of ARS 64.469/USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2)
Net of repurchase.
 (3)
Includes Cash and cash equivalents, Investments in Current Financial Assets and related companies notes holding.

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2020

Israel Business Center

Financial debt as of March 31, 2020:

Net Debt(1)	NIS million
IDBD’s Total Debt	1,847
DIC’s Total Debt	3,002
(1) IDBD's cash balance includes a sum of NIS 197M as collateral for the equity-swap transaction

XIV. Subsequent Material Events

Operations Center in Argentina

May 2020: Credit Line Addendum

As a subsequent event, on May 13, 2020, the Company's Board of Directors approved an addendum to the credit line agreement granted by IRSA Propiedades Comerciales S.A. (“IRCP”) to the Company and / or its subsidiaries that do not consolidate with IRCP for up to USD 180,000,000 (one hundred and eighty million US dollars) subject to the following conditions: (i) the credit line may be granted in US dollars or in Argentine pesos and (ii) the rest of the conditions of the credit line agreement remain in force.

May 2020: Notes issuance

On May 21, 2020, as a subsequent event, the company issued in the local market USD 65.8 million through the following Notes:

●
Series III: denominated and payable in ARS for ARS 354 million (equivalent to USD 5.2 million) at a variable rate (private BADLAR + 6.0%) with quarterly payments. The principal will be paid in two installments: the first for an amount equivalent to 30% of the nominal value payable 6 (six) months from the Issue and Settlement Date, and the second for an amount equivalent to 70% of the nominal value payable on the due date, February 21, 2021. Price of issuance was 100.0% of the nominal value.

●
Series IV: denominated in USD and payable in ARS at the applicable exchange rate for USD 51.4 million at a fixed rate of 7.0%, with quarterly payments and principal expiring on May 21, 2021. Price of issuance was 102.0% of the nominal value (IRR 5.03%).

●
Series V: denominated in USD and payable in ARS at the applicable exchange rate for USD 9.2 million at a fixed rate of 9.0%, with quarterly payments and principal expiring on May 21, 2022. Price of issuance was 103.0% of the nominal value (IRR 7.56%).

The funds will be used to refinance short-term liabilities.

Operations Center in Israel

February and March 2020: Dolphin Netherlands – Guarantees granted

On February 4, 2020, Dolphin Netherlands granted financial entities, through which IDB carried out Clal's stock swap transactions in August and November 2018, guarantees for approximately NIS 11 million, which will be part of the committed deposits that IDB assumed as part of the terms of those transactions. Likewise, on February 18, it deposited additional guarantees for NIS 9 million. As of March 31, the total of the guarantees granted amounted to a total of NIS 37.4 million.

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2020

It should be noted that, in relation to Dolphin Netherlands' commitment to make capital injections in IDB in three equal annual payments of NIS 70 million each, on September 2, 2019, 2020 and 2021, it is reported that:

●
If swap transactions conclude before the deadline of the second payment (September 2, 2020), the unrealized parts of the guarantees will be returned to Dolphin Netherlands, while the parts exercised of the guarantees until that date will be considered as part of the second payment, so Dolphin Netherlands will transfer the balance of that payment to IDB.

●
If swap transactions remain active as of September 2, 2020, Dolphin Netherlands will inject the second payment into IDB and the guarantees will be returned.

XV. Summarized Comparative Consolidated Balance Sheet

(in ARS million)	03.31.2020	06.30.2019
Non-current assets	347,626	452,144
Current assets	178,370	191,618
Total assets	525,996	643,762
Capital and reserves attributable to the equity holders of the parent	28,710	43,506
Non-controlling interest	54,398	72,896
Total shareholders’ equity	83,108	116,402
Non-current liabilities	318,158	427,050
Current liabilities	124,730	100,310
Total liabilities	442,888	527,360
Total liabilities and shareholders’ equity	525,996	643,762

XVI. Summarized Comparative Consolidated Income Statement

(in ARS million)	03.31.2020	03.31.2019
Profit / (loss) from operations	7,005	-614
Share of profit of associates and joint ventures	1,115	-1,969
Profit / (loss) from operations before financing and taxation	8,120	-2,583
Financial income	849	1,337
Financial cost	-16,188	-15,618
Other financial results	-12,345	-2,797
Inflation adjustment	339	-686
Financial results, net	-27,345	-17,764
Loss before income tax	-19,225	-20,347
Income tax	-2,142	3,225
Loss for the period from continued operations	-21,367	-17,122
Profit from discontinued operations after taxes	17,180	3,680
Profit for the period	-4,187	-13,442
Other comprehensive income for the period	6,419	5,807
Total comprehensive income / (loss) for the period	2,232	-7,635

Attributable to:
Equity holders of the parent	-12,331	-12,338
Non-controlling interest	14,563	4,703

XVII. Summary Comparative Consolidated Cash Flow

(in ARS million)	03.31.2020	03.31.2019
Net cash generated from operating activities	23,327	17,397
Net cash generated from investing activities	16,175	10,555
Net cash used in financing activities	-65,793	-18,136
Net (decrease) / increase in cash and cash equivalents	-26,291	9,816
Cash and cash equivalents at beginning of year	82,034	78,745
Cash and cash equivalents reclassified to held for sale	-597	-632
Foreign exchange gain on cash and changes in fair value of cash equivalents	1,492	3,049
Cash and cash equivalents at period-end	56,638	90,978

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2020

XVIII. Comparative Ratios

(in ARS million)	03.31.2020		03.31.2019
Liquidity
CURRENT ASSETS	178,370	1.43	214,075	1.87
CURRENT LIABILITIES	124,730		114,256
Indebtedness
TOTAL LIABILITIES	442,888	15.43	581,754	8.66
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	28,710		67,175
Solvency
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	28,710	0.06	67,175	0.12
TOTAL LIABILITIES	442,888		581,754
Capital Assets
NON-CURRENT ASSETS	347,626	0.66	515,048	0.71
TOTAL ASSETS	525,996		729,123

XIX.
EBITDA Reconciliation

In this summary report we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period excluding: (i) interest income, (ii) interest expense, (iii) income tax expense, and (iv) depreciation and amortization. We define Adjusted EBITDA as EBITDA minus (i) total financial results, net excluding interest expense, net (mainly foreign exchange differences, net gains/losses from derivative financial instruments; gains/losses of financial assets and liabilities at fair value through profit or loss; and other financial results, net) and minus (ii) share of profit of associates and joint ventures and minus (iii) net profit from fair value adjustment of investment properties, not realized, excluding barter agreement results and devaluation of Mehadrin shares.

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present EBITDA and adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to EBITDA and Adjusted EBITDA for the periods indicated:

For the nine-month period ended March 31 (in ARS million)
	2020	2019
Profit for the period	-4,187	-13,442
(Loss) / Profit from discontinued operations	-17180	-3,680
Interest income	-655	-772
Interest expense	15,488	15,213
Income tax	2,142	-3,225
Depreciation and amortization	11,604	7,859
EBITDA (unaudited)	7,212	1,953
Unrealized net gain from fair value adjustment of investment properties	275	8,396
Share of profit of associates and joint ventures	-1,115	1,969
Dividends earned	-122	-74
Foreign exchange differences net	-4,950	-3,099
(Gain) / loss from derivative financial instruments	355	-606
Fair value gains of financial assets and liabilities at fair value through profit or loss	9778	304
Inflation adjustment	-339	686
Other financial costs/income	7,790	6,112
Devaluation of Associates and joint ventures	2,344	0
Barter Agreements result	-235	-434
Adjusted EBITDA (unaudited)	20,993	15,207
Adjusted EBITDA Margin (unaudited)(1)	30.2%	23.0%
(1) Adjusted EBITDA margin is calculated as Adjusted EBITDA, divided by revenue from sales, rents and services.

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2020

XX. Brief comment on future prospects for the Fiscal Year

The year 2020 is projected as a great challenge in both operations centers: Argentina and Israel. The COVID-19 pandemic, originated in China and subsequently spread to numerous countries, including Argentina and Israel, is adversely impacting the global economy, the Argentine and Israeli economy and some of the Society's businesses.

In the Argentine operations center, as a consequence of the social, preventive and compulsory isolation, the shopping centers of our subsidiary IRCP are closed throughout the country since March 20, exclusively operating those stores dedicated to essentials activities like pharmacies, supermarkets and banks while some gastronomic and clothing stores are working by delivery and sale system by WhatsApp. In May, some provinces proceeded to relax isolation and open their commercial and recreational activities, such as Salta and Mendoza, where the Alto Noa and Mendoza Plaza shopping centers are operating with a strict protocol that It includes reduced hours, social distancing and a rigorous control of security and hygiene.

IRCP has decided to postpone the maturities of the base rent and the collective promotion fund for the months of April and May 2020, prioritizing the long-term relationship with its tenants. Additionally, an increase in the delinquency rates of some tenants has been detected. This will have a significant impact on the revenues of this segment in the fourth quarter of fiscal year 2020. The office segment operated normally during those months.

The hotel segment has also been affected by social, preventive, and compulsory isolation. The Libertador hotel in the City of Buenos Aires and Llao Llao hotel in Río Negro province have been temporarily closed since March 20, and there is no certainty about their reopening and the reactivation of the sector; in turn, the Intercontinental Hotel in the City of Buenos Aires is working only under a contingency and emergency plan.

In the Israel operations center, although COVID-19 has had a negative impact on the market valuations of IDB, DIC and operating subsidiaries given the sharp drop in prices, the mandatory isolation lasted approximately 10 days with subsequent relaxation of activities under strict protocols of safety and hygiene. Regarding operating businesses, there have been mixed impacts: in the case of supermarkets (Shuferal) and agriculture (Mehadrin) the short-term impact has been positive as they are essential activities. In the telecommunications business (Cellcom), especially regarding international roaming services, there was a decrease in consumption due to the significant reduction in international tourism. Cellcom took measures to reduce these negative effects by cutting spending and investments during the coronavirus crisis period. In the case of PBC, although its main offices and logistic parks businesses maintained their operations, it is expected that the real estate activity and income will be affected by the economy and circulation restrictions.

Looking ahead to the next financial year and hoping that Shopping Centers activity will evolve according to the economic recovery, we will work on reducing and making the cost structure more efficient. We are working together with all the tenants of our shopping centers for a gradual, progressive reopening and following a strict protocol of safety and hygiene, giving them all our support to face the unprecedented challenge that the closure of operations represents.

In the framework of the national and international context previously exposed, the Company’s Board of Directors will continue evaluating financial, economic and / or corporate tools that allow the Company to improve its position in the market in which it operates and to have the necessary liquidity to face its obligations. In the context of this analysis, the indicated tools may be linked to corporate reorganization processes (merger, spin-off or a combination of both), public and / or private disposal of assets that may include real estate as well as negotiable securities owned by the Company, incorporation of shareholders through capital increases through the public offering of shares to raise new capital, issuance of convertible negotiable obligations or subscription options or a combination of these three instruments, all as recently approved by the Shareholders’ Meeting on 30.10.2019, repurchase of shares and instruments similar to those described that are useful for the proposed objectives.

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2020

The Company keeps its commitment to preserve the health and well-being of its clients, employees, tenants and the entire population, constantly reassessing its decisions in accordance with the evolution of events, the regulations that are issued and the guidelines of the competent authorities.

Saúl Zang

First Vice-Chairman in exercise of
the presidency

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